     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 30, 2000


                                                      REGISTRATION NO. 333-92909
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 PRE-EFFECTIVE

                                AMENDMENT NO. 3

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                          KRISPY KREME DOUGHNUTS, INC.
             (Exact name of registrant as specified in its charter)

         NORTH CAROLINA                          5812                            56-2169715
 (State or other jurisdiction of     (Primary Standard Industrial             (I.R.S. Employer
 incorporation or organization)       Classification Code Number)            Identification No.)

                                                                    SCOTT A. LIVENGOOD
                                                                   CHAIRMAN, PRESIDENT
                                                               AND CHIEF EXECUTIVE OFFICER
               370 KNOLLWOOD STREET                                370 KNOLLWOOD STREET
       WINSTON-SALEM, NORTH CAROLINA 27103                 WINSTON-SALEM, NORTH CAROLINA 27103
                  (336) 725-2981                                      (336) 725-2981
   (Address, including zip code, and telephone      (Name, address, including zip code, and telephone
                      number,                                            number,
  including area code, of registrant's principal        including area code, of agent for service)
                 executive offices)

                             ---------------------
                                   COPIES TO:

             DAVID A. STOCKTON, ESQ.                                GERALD S. TANENBAUM, ESQ.
             KILPATRICK STOCKTON LLP                                 CAHILL GORDON & REINDEL
     1100 PEACHTREE STREET, N.E., SUITE 2800                             80 PINE STREET
             ATLANTA, GEORGIA 30309                                 NEW YORK, NEW YORK 10005
                 (404) 815-6500                                          (212) 701-3000
              (404) 815-6555 (FAX)                                    (212) 269-5420 (FAX)

                             ---------------------
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, check the following box. [ ]
                             ---------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON A DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON A DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


Subject to Completion, Dated March 30, 2000


(Krispy Kreme Doughnuts Logo)

--------------------------------------------------------------------------------
3,000,000 Shares
Common Stock

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This is the initial public offering of Krispy Kreme Doughnuts, Inc. and we are offering 3,000,000 shares of our common stock. We anticipate that the initial public offering price will be between $18.00 and $20.00 per share.

We have applied to have our common stock quoted on the Nasdaq National Market under the symbol KREM.

Investing in our common stock involves risks.   See "Risk Factors" beginning on
page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                                   Underwriting
                              Public               Discounts and           Proceeds to
                              Offering Price       Commissions             Krispy Kreme
                              -------------------  ----------------------  ----------------------
Per Share                     $                    $                       $
Total                         $                    $                       $

We have granted the underwriters the right to purchase up to an additional 450,000 shares to cover any over-allotments.

Deutsche Banc Alex. Brown                                      J.P. Morgan & Co.

                  Dain Rauscher Wessels

                                    BB&T Capital Markets

The date of this prospectus is         , 2000

OUTSIDE FOLD-OUT FRONT COVER

[PICTURE, TEXT, AND LOGO]

[The graphic on this page is a centered, circular picture of a young boy wearing a Krispy Kreme hat and eating a doughnut. The following text is set forth underneath the picture in four lines: "Krispy Kreme [using trademark font] has been making doughnuts from a secret recipe since 1937 when the business was founded in Winston-Salem, NC. Today, the taste of our doughnuts remains true to the still-secret recipe." Between each of the first and second and second and third lines is a picture of a doughnut. Between the third and fourth line is the Krispy Kreme Doughnut Company logo.]

INSIDE FOLD-OUT FRONT COVER

[PICTURE, TEXT, AND LOGO]


[The graphic on this page is a table, the title of which is "OUR PEOPLE DO THE THINGS THAT MAKE THE DIFFERENCE." The first row, first column of the table begins with a circular picture of a Krispy Kreme employee working in the Krispy Kreme mix plant. To the right of the picture is the caption, "WE MAKE THE MIX." To the right of the caption is the sentence, "To ensure premium quality, we make our own proprietary mix in our own mix plant." To the right of the sentence, there are two square pictures. The first depicts two Krispy Kreme employees holding a baking sheet of freshly-made doughnuts. The second picture shows Krispy Kreme doughnut mix on the assembly line in the mix plant.

The second row, first column of the table begins with a circular picture of a Krispy Kreme employee sautering Krispy Kreme doughnutmaking equipment. To the right of the picture is the caption, "WE MAKE THE EQUIPMENT." To the right of the caption is the sentence, "We engineer and manufacture our own doughnutmaking equipment." To the right of the sentence, there are two square pictures of Krispy Kreme employees involved in the engineering and manufacturing process.

The third row, first column of the table begins with a circular picture of a Krispy Kreme employee working at the Krispy Kreme distribution center. To the right of the picture is the caption, "WE DISTRIBUTE THE GOODS." To the right of the caption is the sentence, "Our own distribution center offers store operators one-stop shopping for key supplies." To the right of the sentence, there are two square pictures depicting the Krispy Kreme distribution center.

The fourth row, first column of the table begins with a circular picture of a Krispy Kreme employee working in a Krispy Kreme store. To the right of the picture is the caption, "WE MAKE AND SELL DOUGHNUTS IN OUR STORES." To the right of the caption is the sentence, "Our stores are doughnut factories that produce over 1.3 billion doughnuts a year." To the right of the sentence, there is a square picture of a Krispy Kreme employee boxing freshly-made doughnuts. To the right of the picture is the Krispy Kreme "HOT DOUGHNUTS NOW" logo.

Between the fourth and fifth rows of the first column is a graphic showing the actual number of Krispy Kreme doughnuts produced each year, the zeros of which are pictures of doughnuts. To the right of the number is a bag of Krispy Kreme doughnut mix.

The fifth and final row of the table's first column begins with the Krispy Kreme Fundraising logo. To the right of the logo is the caption, "WE SELL OFF PREMISES." To the right of the caption is the sentence, "Our customers can also purchase our doughnuts at locations off premises from our store." To the right of the sentence, there is a picture of a Krispy Kreme doughnut case and there are two square pictures. The first depicts a Krispy Kreme sign and the second depicts a Krispy Kreme doughnut case in an off premises store.

The second column of the table contains two rows. The first row begins with the caption, "WE HAVE A HERITAGE." Underneath the caption are the sentences, "We were founded in 1937. In 1997, Krispy Kreme artifacts were inducted into the Smithsonian Institution." Underneath these sentences is a picture of a box of Krispy Kreme doughnuts with the old-fashion "KK" logo.

The second row, second column of the table begins with a triangular arrangement of three pictures of children wearing Krispy Kreme hats while enjoying the Krispy Kreme experience. Underneath the pictures is the Krispy Kreme Doughnuts logo and web site address.]

                               PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all the information that you should consider before investing. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. Information in this prospectus related to the performance of franchised stores is based solely on information provided by our franchisees.

                          KRISPY KREME DOUGHNUTS, INC.

Krispy Kreme is a leading branded specialty retailer of premium quality doughnuts which are made throughout the day in our stores. We opened our first store in 1937 and there were 144 Krispy Kreme stores nationwide, consisting of 58 company-owned and 86 franchised stores, as of January 30, 2000. Our principal business is the high volume production and sale of over 20 varieties of premium quality doughnuts, including our signature Hot Original Glazed. We have established Krispy Kreme as a leading consumer brand with a loyal customer base through our longstanding commitment to quality and consistency. Our place in American society was recognized in 1997 with the induction of Krispy Kreme artifacts into the Smithsonian Institution's National Museum of American History. We differentiate ourselves by combining quality ingredients, vertical integration and a unique retail experience featuring our stores' fully displayed production process, or doughnutmaking theater.

The combination of our well-established brand, our one-of-a-kind doughnuts and our strong franchise system creates significant opportunities for continued growth. Our sales growth has been driven by new store openings, as well as systemwide comparable store sales growth of 12.7% in fiscal 1998, 9.7% in fiscal 1999 and 14.1% in fiscal 2000. Our success is based on the strengths described below.

COMPETITIVE STRENGTHS

Our goal is to become the nation's leading branded specialty retailer of premium quality doughnuts. To achieve this objective, we intend to capitalize on the following strengths:

     - UNIVERSAL APPEAL OF OUR PRODUCT. The taste, quality and simplicity of our doughnuts, which we believe our customers view as an affordable indulgence, appeal across major demographic groups, including age and income.

     - PROVEN CONCEPT. Our stores, which are designed to create a multi-sensory retail experience featuring our doughnutmaking theaters, serve both as our primary retail outlets and as platforms to distribute our products through off-premises sales channels.

     - SIGNIFICANT GROWTH POTENTIAL. With only 144 stores as of January 30, 2000, we believe that we have significant new store expansion opportunities, with an initial emphasis on markets of over 100,000 households.

     - INGREDIENTS FOR MARKET LEADERSHIP. We believe that the combination of our strong brand, highly differentiated product, high-volume production capability and multiple sales channels provides us with the ability to establish Krispy Kreme as the recognized leader in every market we enter.

     - STRONG FRANCHISE SYSTEM. We are committed to growth through franchising and intend to continue to strengthen our franchise system by attracting experienced and well-capitalized area developers who have the management capacity to develop multiple stores. In the future, we intend to acquire minority equity positions in selected franchisee businesses.

     - DIRECT STORE DELIVERY CAPABILITIES. We have developed a highly effective direct store delivery system, or DSD, for executing off-premises sales whereby we deliver fresh doughnuts, both packaged and unpackaged, to a variety of supermarkets and convenience stores.

     - CONTROLLED PROCESS ENSURING CONSISTENT HIGH QUALITY. We produce our proprietary mixes, manufacture our custom doughnutmaking equipment and test all key ingredients through our vertically integrated, highly automated system designed to create quality, consistency and efficiency.

     - BALANCED FINANCIAL MODEL. Krispy Kreme generates sales and income from three distinct sources -- company stores, franchise fees and royalties and our vertically integrated supply chain -- which we believe provides increased stability to our revenues and earnings and improves our return on investment.

GROWTH STRATEGY

We believe there are significant opportunities to expand our business by further penetrating existing markets and entering new markets. After establishing our brand in a new market through our retail stores, we attempt to maximize store productivity by selling off-premises to grocery and convenience stores, institutional customers and select co-branding customers. Key elements of our growth strategy include:


     - OPEN NEW STORES. We plan to expand primarily through franchising with area developers and have existing agreements with franchisees to open approximately 22 new stores in fiscal 2001 and over 100 new stores between fiscal 2002 and fiscal 2005. This represents 15% store growth in fiscal 2001 and an increase in our store base to over 260 stores by the end of fiscal 2005. We depend upon our franchisees to execute our store expansion strategy. If they cannot finance new stores, build them on suitable sites or open them on schedule, our growth strategy may be impeded.


     - IMPROVE OUR EXISTING STORES' ON-PREMISES SALES. To improve our on-premises sales, we plan to remodel and, in certain instances, close and relocate selected older company-owned stores to emulate the format of our new, highly successful stores in new markets.

     - INCREASE OUR OFF-PREMISES SALES. We intend to expand our off-premises customer base, as well as increase sales to our existing off-premises customers by continuing to offer premium quality products, category management and superior customer service.

                 ---------------------------------------------

Our principal executive offices are located at 370 Knollwood Street, Winston-Salem, North Carolina 27103 and our telephone number is (336) 725-2981. Our web site address is http://www.krispykreme.com. Information on our web site is not a part of this prospectus.

                                  THE OFFERING

Common Stock Offered by Krispy
Kreme..............................    3,000,000 shares

Common Stock to be Outstanding
after the Offering.................    12,484,957 shares

Use of Proceeds....................    - Repayment of borrowings under our loan
                                       agreement

                                       - A distribution to our existing
                                         shareholders as part of our
                                         pre-offering corporate reorganization

                                       - Remodeling and relocation of selected
                                         older company-owned stores

                                       - Additional mix production capacity to
                                         support expansion

                                       - Joint venture investments in area
                                       developer stores

                                       - General corporate purposes, including
                                         working capital needs

Dividend Policy....................    We do not anticipate paying any cash
                                       dividends in the foreseeable future.

Proposed Nasdaq National Market
Symbol.............................    KREM

The table above excludes 1,821,000 shares of common stock issuable upon exercise of stock options outstanding under our stock option plan on January 30, 2000, of which 91,000 were exercisable, and includes 144,737 shares to be contributed to our stock bonus plans contemporaneously with this offering.
                 ---------------------------------------------

Except as otherwise indicated or required by the context, references to we, our, us, Krispy Kreme or the company refer to Krispy Kreme Doughnuts, Inc. and its subsidiaries and predecessors.

Currently, all of the stock of Krispy Kreme Doughnuts, Inc. is owned by Krispy Kreme Doughnut Corporation, which was incorporated in 1982. Krispy Kreme Doughnuts, Inc., the issuer of the common stock offered by this prospectus, was incorporated in North Carolina in 1999 to be the holding company for Krispy Kreme Doughnut Corporation and its other subsidiaries. This will be effected through a corporate reorganization in the form of a merger in which each outstanding share of common stock of Krispy Kreme Doughnut Corporation will be converted into the right to receive 20 shares of common stock of Krispy Kreme Doughnuts, Inc. and $15.00 in cash. This merger will occur prior to the closing of this offering. See "Business -- Our Pre-Offering Reorganization and Other Matters."

Except as otherwise indicated, all information in this prospectus assumes that the reorganization has been effected and assumes no exercise of the underwriters' over-allotment option.
                 ---------------------------------------------

We own or have rights to various trademarks and trade names used in our business. These include "Krispy Kreme" and the Krispy Kreme logo and "Hot Doughnuts Now" and the Hot Doughnuts Now logo. This prospectus also includes trademarks, service marks and trade names owned by other companies.

                             SUMMARY FINANCIAL DATA

The following table shows our summary financial data which you should read together with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and accompanying notes and the other financial data included elsewhere in this prospectus.

Per share amounts reflect an exchange ratio in the merger in connection with our holding company formation of 20-for-one, which will have the effect of a 20-for-one stock split. Systemwide sales includes the sales of both our company-owned and franchised stores and excludes the sales of our Support Operations business segment. Our consolidated financial statements appearing elsewhere in this prospectus exclude franchised store sales and include royalties and fees received from our franchisees. The as adjusted balance sheet data give effect to this offering and the merger as if they had occurred on January 30, 2000.

                                               -------------------------------------------------------------------
                                                                           YEAR ENDED
                                               -------------------------------------------------------------------
                                               JANUARY 28,   FEBRUARY 2,   FEBRUARY 1,   JANUARY 31,   JANUARY 30,
                                                  1996              1997          1998          1999          2000
In thousands, except per share data and store  -----------   -----------   -----------   -----------   -----------
numbers
STATEMENT OF OPERATIONS DATA:
Total revenues...........................       $118,550      $132,614      $158,743      $180,880      $220,243
Provision for restructuring..............          3,000            --            --         9,466            --
Income (loss) from operations............          1,230         5,136         5,420        (3,702)       10,838
Net income (loss)........................            180         2,427         2,714        (3,167)        5,956
Net income (loss) per share:
  Basic..................................       $    .02      $    .33      $    .37      $   (.38)     $    .64
  Diluted................................       $    .02      $    .33      $    .37      $   (.38)     $    .61
Shares used in calculation of net income
  (loss) per share:
  Basic..................................          7,284         7,284         7,284         8,249         9,340
  Diluted................................          7,284         7,284         7,284         8,249         9,820
OPERATING DATA:
Systemwide sales.........................       $151,693      $167,592      $203,439      $240,316      $318,854
Number of stores at end of period:
  Company-owned..........................             53            61            58            61            58
  Franchised.............................             42            55            62            70            86
                                                --------      --------      --------      --------      --------
  Systemwide.............................             95           116           120           131           144
                                                ========      ========      ========      ========      ========
Average weekly sales per store:
  Company-owned..........................       $     39      $     39      $     42      $     47      $     54
  Franchised.............................             23            22            23            28            38

                                                              ----------------------
                                                              AS OF JANUARY 30, 2000
                                                              ----------------------
                                                                ACTUAL   AS ADJUSTED
In thousands                                                  --------   -----------
BALANCE SHEET DATA:
Working capital.............................................  $ 11,452    $ 35,755
Total assets................................................   104,958     126,861
Long-term debt, including current maturities................    22,902          --
Total shareholders' equity..................................    47,755      92,560

                                  RISK FACTORS

You should carefully consider the risks and uncertainties described below and all other information contained in this prospectus before deciding to purchase shares of our common stock.

RISKS PARTICULAR TO KRISPY KREME

OUR GROWTH STRATEGY DEPENDS ON OPENING NEW KRISPY KREME STORES. OUR ABILITY TO EXPAND OUR STORE BASE IS INFLUENCED BY FACTORS BEYOND OUR CONTROL, WHICH MAY SLOW STORE DEVELOPMENT AND IMPAIR OUR STRATEGY.

Our growth strategy includes, among other things, opening additional franchised stores. The opening and success of these stores is dependent in part on a number of factors, which neither we nor our franchisees can control. If we are not able to address these factors successfully, we may not be able to expand at the rate currently contemplated by our strategy. These factors are discussed below and in "Business."

IF OUR FRANCHISEES CANNOT DEVELOP OR FINANCE NEW STORES OR BUILD THEM ON SUITABLE SITES, OUR GROWTH AND SUCCESS WILL BE IMPEDED.

Our business is dependent upon our franchisees developing new franchised stores. Our franchisees consist of associates who operate under our original franchising program developed in the 1940s and area developers who operate under our franchising program developed in the mid-1990s. We anticipate most new store growth will be from area developers. Although associates have the exclusive rights to develop their assigned geographic territories, most are not contractually obligated to develop additional stores. Area developers are generally required under development agreements they enter into with us to develop a predetermined number of stores in their areas over the term of their development agreements. Area developers may not have access to the financial resources that they need to open the stores required by their development schedules, or be able to find suitable sites to develop them on. They may not be able to negotiate acceptable lease or purchase terms for the sites, obtain the necessary permits and approvals or meet construction schedules. Any of these problems could slow our growth, impair our strategy and reduce our franchise revenues.

IF OUR FRANCHISEES CANNOT OPEN NEW STORES ON SCHEDULE, OUR GROWTH AND SUCCESS WILL BE IMPEDED.

Delays in store openings could adversely affect our future operations by slowing new store growth and reducing our franchise revenues. Most area development agreements specify a schedule for opening stores in the territory covered by the agreement. These schedules form the basis for our expectations regarding the number and timing of new store openings. In the past, we have agreed to extend or modify development schedules for certain area developers, and we may do so in the future.

WE MAY BE HARMED BY ACTIONS TAKEN BY OUR FRANCHISEES THAT ARE OUTSIDE OF OUR CONTROL.

Area developers and associates are generally independent contractors and are not our employees. We provide training and support to area developers and associates, but the quality of franchised store operations may be diminished by any number of factors beyond our control. Consequently, area developers and associates may not successfully operate stores in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other store personnel. If they do not, our image and reputation may suffer, and systemwide sales could decline.

WE ARE THE EXCLUSIVE SUPPLIER OF DOUGHNUT MIXES, OTHER KEY INGREDIENTS AND FLAVORS TO ALL KRISPY KREME STORES. IF WE HAVE ANY PROBLEMS SUPPLYING THESE INGREDIENTS, OUR STORES' ABILITY TO MAKE DOUGHNUTS WILL BE NEGATIVELY AFFECTED.

We are the exclusive supplier of doughnut mixes and other key ingredients and flavors to all of our company-owned and franchised stores. If our business expands according to our growth strategy, we will require additional capacity to produce our doughnut mixes and other ingredients. In addition, as our business continues to expand on the West Coast and in other geographic areas which are located at greater distances from our sole manufacturing facility in Winston-Salem, North Carolina, we may incur greater costs in supplying our doughnut mixes and other ingredients to these areas and may need to establish one or more additional manufacturing plants. Although we have a backup source to manufacture our doughnut mixes in the event of the loss of our Winston-Salem plant, this facility does not regularly produce our doughnut mixes. Any interruption of existing or planned production capacity at our manufacturing plant could impede our ability or that of our franchisees to make doughnuts.

In addition, because we generally enter into long-term purchase agreements with our suppliers, in the event that any of these relationships terminate unexpectedly, even where we have multiple suppliers for the same ingredient, we may not be able to obtain adequate quantities of the same high-quality ingredient at competitive prices.

WE ARE THE ONLY MANUFACTURER OF OUR DOUGHNUTMAKING EQUIPMENT. IF WE HAVE ANY PROBLEMS PRODUCING THIS EQUIPMENT, OUR STORES' ABILITY TO MAKE DOUGHNUTS WILL BE NEGATIVELY AFFECTED.

Our Winston-Salem facility is the only location where we manufacture our custom doughnutmaking equipment. Although we have limited backup sources for our equipment, obtaining our equipment quickly in the event of the loss of our Winston-Salem plant would be difficult, and would jeopardize our ability to supply equipment to new stores or new parts for the maintenance of existing equipment in established stores on a timely basis.

ANY INTERRUPTION IN THE DELIVERY OF GLAZE FLAVORING FROM OUR ONLY SUPPLIER COULD IMPAIR OUR ABILITY TO MAKE OUR TOP PRODUCT.

We are dependent on a sole supplier for our glaze flavoring. Although we are in the process of identifying an alternative source to produce our glaze flavoring, we have not currently identified such a source, and any interruption in the distribution from our current supplier could affect our ability to produce our signature Hot Original Glazed.

WE ARE SUBJECT TO FRANCHISE LAWS AND REGULATIONS THAT GOVERN OUR STATUS AS A FRANCHISOR AND REGULATE SOME ASPECTS OF OUR FRANCHISEE RELATIONSHIPS. OUR ABILITY TO DEVELOP NEW FRANCHISED STORES AND TO ENFORCE CONTRACTUAL RIGHTS AGAINST FRANCHISEES MAY BE ADVERSELY AFFECTED BY THESE LAWS AND REGULATIONS, WHICH COULD CAUSE OUR FRANCHISE REVENUES TO DECLINE AND ADVERSELY AFFECT OUR GROWTH STRATEGY.

Krispy Kreme, as a franchisor, is subject to both regulation by the Federal Trade Commission and state laws regulating the offer and sale of franchises. Our failure to obtain or maintain approvals to sell franchises would cause us to lose franchise revenues. If we are unable to sell new franchises, our growth strategy will be significantly harmed. In addition, state laws that regulate substantive aspects of our relationships with franchisees may limit our ability to terminate or otherwise resolve conflicts with our franchisees. Because we plan to grow primarily through franchising, any impairment of our ability to develop new franchised stores will negatively affect us and our growth strategy more than if we planned to develop additional company-owned stores.

OUR QUARTERLY RESULTS MAY FLUCTUATE AND COULD FALL BELOW EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS DUE TO SEASONALITY AND OTHER FACTORS, RESULTING IN A DECLINE IN OUR STOCK PRICE.

Our quarterly and yearly results have varied in the past, and we believe that our quarterly operating results will vary in the future. For this reason, you should not rely upon our quarterly operating results as indications of future performance. In some future periods, our operating results may fall below the expectations of securities analysts and investors. This could cause the trading price of our common stock to fall. Factors, such as seasonality, which may cause our quarterly results to fluctuate are discussed in this section and in "Business."

A NUMBER OF OUR DIRECTORS OWN AND SOME OFFICERS HAVE A FINANCIAL INTEREST IN SOME OF OUR FRANCHISES. THE INTERESTS OF THESE INDIVIDUALS MAY THEREFORE BE POTENTIALLY IN CONFLICT WITH OUR INTERESTS.

Some of our directors own and some officers have a financial interest in some of our franchises. As directors and officers of Krispy Kreme, these individuals influence the way our business is managed and the formulation of business strategies. The interests of these individuals may therefore potentially be in conflict with our interests. In addition, we have made guaranties, entered into collateral repurchase agreements and provided other financial assistance to some directors and one officer. You should read "Related Party Transactions" for descriptions of these relationships.

OUR FAILURE OR INABILITY TO ENFORCE OUR TRADEMARKS COULD ADVERSELY AFFECT THE VALUE OF OUR BRAND.

We own certain common law trademark rights and a number of federal trademark and service mark registrations. We believe that our trademarks and other proprietary rights are important to our success and our competitive position. We therefore devote appropriate resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent imitation by others which might harm our image or our brand position.

Although we are not aware of anyone else who is using "Krispy Kreme" or "Hot Original Glazed" or "Hot Doughnuts Now," as a trademark or service mark, we are aware that some businesses are using "Krispy" or a phonetic equivalent as part of a trademark or service mark associated with retail doughnut stores. We believe that, in the instances where "Krispy" or a phonetic equivalent is used, we have superior rights and are taking the necessary legal actions. There may, however, be similar uses we are unaware of which could arise from prior users. These uses could limit our operations and possibly cause us to incur litigation costs or pay damages or licensing fees to a prior user or registrant of similar intellectual property.

RISKS RELATING TO THE FOOD SERVICE INDUSTRY

THE FOOD SERVICE INDUSTRY IS AFFECTED BY CONSUMER PREFERENCES AND PERCEPTIONS. CHANGES IN THESE PREFERENCES AND PERCEPTIONS MAY LESSEN THE DEMAND FOR OUR DOUGHNUTS, WHICH WOULD REDUCE SALES AND HARM OUR BUSINESS.

Food service businesses are often affected by changes in consumer tastes; national, regional and local economic conditions; and demographic trends. Individual store performance may be adversely affected by traffic patterns, the cost and availability of labor, purchasing power, availability of products and the type, number and location of competing stores. Our sales could also be affected by changing consumer tastes -- for instance, if prevailing health or dietary preferences cause consumers to avoid doughnuts in favor of foods that are perceived as more healthy. Moreover, because we are dependent on a single product -- doughnuts -- if consumer demand for doughnuts should decrease, our business would suffer more than if we had a more diversified menu, as many food service businesses do.

THE FOOD SERVICE INDUSTRY IS AFFECTED BY LITIGATION AND PUBLICITY CONCERNING FOOD QUALITY, HEALTH AND OTHER ISSUES, WHICH CAN CAUSE CUSTOMERS TO AVOID OUR PRODUCTS AND RESULT IN LIABILITIES.

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, illness, injury or other health concerns or operating issues stemming from one store or a limited number of stores, including stores operated by our franchisees. Adverse publicity about such allegations may negatively affect us and our franchisees, regardless of whether the allegations are true, by discouraging customers from buying our products. Because one of our competitive strengths is the taste and quality of our doughnuts, adverse publicity relating to food quality or other similar concerns affects us more than it would food service businesses that compete primarily on other factors. We could also incur significant liabilities if a lawsuit or claim results in a decision against us, or litigation costs regardless of the result.

OUR SUCCESS DEPENDS ON OUR ABILITY TO COMPETE WITH MANY FOOD SERVICE BUSINESSES.

We compete with many well-established food service companies. At the retail level, we compete with other doughnut retailers and bakeries, specialty coffee retailers, bagel shops, fast-food restaurants, delicatessens, take-out food service companies, supermarkets and convenience stores. At the wholesale level, we compete primarily with grocery store bakeries, packaged snack foods and vending machine dispensers of snack foods. Aggressive pricing by our competitors or the entrance of new competitors into our markets could reduce our stores' sales and profit margins. Moreover, many of our competitors are less dependent on a single, primary product than we are.

Many of our competitors or potential competitors have substantially greater financial and other resources than us which may allow them to react to changes in pricing, marketing and the quick service restaurant industry better than us. As competitors expand their operations, we expect competition to intensify. In addition, the start-up costs associated with retail doughnut and similar food service establishments are not a significant impediment to entry into the retail doughnut business.

RISKS RELATING TO THE OFFERING

WE HAVE BROAD DISCRETION IN THE USE OF THE NET PROCEEDS FROM THIS OFFERING AND MAY NOT USE THEM EFFECTIVELY.

As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we will receive from this offering. We currently intend to use the net proceeds from the offering as described under "Use of Proceeds" in this prospectus, but our management will have broad discretion in the use of the net proceeds. If our management fails to apply these funds effectively, we may not be successful in our efforts to grow our business and revenues.

OUR CHARTER, BYLAWS AND SHAREHOLDER RIGHTS AGREEMENT CONTAIN ANTI-TAKEOVER PROVISIONS THAT MAY MAKE IT MORE DIFFICULT OR EXPENSIVE TO ACQUIRE US IN THE FUTURE OR MAY NEGATIVELY AFFECT OUR STOCK PRICE.

Our articles of incorporation, bylaws and shareholder rights agreement contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting common stock. They may also delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their common stock. Our stock price could also be negatively affected. See "Description of Capital Stock -- Anti-Takeover Provisions of Krispy Kreme's Articles of Incorporation, Bylaws and Shareholder Rights Plan."

9.3 MILLION, OR 74.8%, OF OUR TOTAL OUTSTANDING SHARES ARE RESTRICTED FROM IMMEDIATE RESALE BUT MAY BE SOLD INTO THE MARKET IN THE FUTURE, WHICH COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.


After this offering, we will have outstanding approximately 12.5 million shares of common stock, or 12.9 million shares if the underwriters fully exercise their over-allotment option. This includes the 3 million shares that we are selling in this offering, which may be resold in the public market immediately, unless held by one of our affiliates or purchased by certain participants in our directed share program, and the 144,737 shares to be contributed to our stock bonus plans. The remaining 74.8%, or 9.3 million shares, of our total outstanding shares will become available for resale in the public market one year after this offering. However, it is possible that these shares may be sold sooner if they are registered under the Securities Act of 1933. For a more detailed description, see "Shares Eligible for Future Sale."


As restrictions on resale end, the prevailing market price of our common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. Our ability to raise additional capital through future issuances of equity securities could also be impaired.

As soon as practicable after this offering, we intend to register for resale 2,153,000 shares of common stock reserved under our stock option plan, of which options exercisable into 1,821,000 shares of common stock were outstanding as of January 30, 2000. Options for 91,000 shares were exercisable as of that date.

OUR EXISTING SHAREHOLDERS WILL CONTINUE TO CONTROL US AFTER THIS OFFERING, AND THEY MAY MAKE DECISIONS WITH WHICH YOU MAY DISAGREE.

After this offering, our existing shareholders will beneficially hold approximately 74.8% of our outstanding common stock, or approximately 72.2% if the underwriters' over-allotment option is exercised in full. Our executive officers and directors as a group -- currently 16 persons -- will beneficially hold approximately 41.7% of our outstanding common stock after this offering, including currently exercisable stock options, or 40.2% if the over-allotment option is fully exercised. Consequently, our existing shareholders will continue to control us after this offering is completed, and our officers and directors will continue to be significant holders. Through their voting power, these persons may make decisions regarding Krispy Kreme with which you may disagree.

YOU WILL EXPERIENCE AN IMMEDIATE AND SUBSTANTIAL DILUTION IF YOU PURCHASE COMMON STOCK IN THIS OFFERING.

The initial public offering price is substantially higher than the net tangible book value per share of the outstanding common stock will be immediately after this offering. Any common stock you purchase in this offering will have a post-offering net tangible book value per share of $11.50 less than the initial public offering price, assuming an initial public offering price of $19.00 per share, which is the mid-point of the range shown on the cover page of this prospectus. Future issuances of our common stock, including issuances in connection with stock option exercises, could cause further dilution.

                           FORWARD-LOOKING STATEMENTS

This prospectus contains statements about future events and expectations which are characterized as forward-looking statements. Forward-looking statements are based on management's beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Factors that could contribute to these differences include those discussed in "Risk Factors" and in other sections of this prospectus. The words believe, may, will, should, anticipate, estimate, expect, intend, objective, seek, strive or similar words, or the negatives of these words, identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.

                                USE OF PROCEEDS

Krispy Kreme is offering for sale 3,000,000 shares of common stock by this prospectus. Based on an assumed initial public offering price of $19.00 per share, the mid-point of the range shown on the cover page of this prospectus, we estimate that our net proceeds from the sale of these shares will be approximately $51.8 million after deducting the underwriting discounts and estimated offering expenses. Our estimated net proceeds will be approximately $59.8 million if the underwriters exercise their option to purchase an additional 450,000 shares from us to cover over-allotments.

We expect to use our net proceeds for the following purposes in the following approximate amounts:

     - Repayment of $30 million in borrowings under our loan agreement, which we anticipate will be outstanding when we consummate this offering

     - A distribution of $7 million to our existing shareholders as part of our pre-offering corporate reorganization

     - $10 million for remodeling and relocation of selected older company-owned stores

The remainder will be used for:

     - Additional mix production capacity to support expansion

     - Joint venture investments in area developer stores

     - General corporate purposes, including working capital needs

Although we do not contemplate any changes in our use of proceeds, we may reprioritize the uses listed above, or use some proceeds for other purposes in the event extra proceeds are available or the specified uses require less capital than expected.

Our loan agreement covers both a revolving line of credit and a term loan. At our option, the revolving line of credit bears interest at either our lender's prime rate minus 110 basis points or a rate equal to LIBOR plus 100 basis points. Alternatively, we can choose to convert all or a portion of our indebtedness under the revolving line of credit to a term loan for a period of 60, 84 or 120 months with interest based on, at our option, either:

     - A variable prime rate method

     - A variable LIBOR method

     - A swap rate method with a prime rate-linked cap

Interest on our term loan is computed on the same basis as the revolving line of credit, except that the rate has a floor of 5.500% and a ceiling of 8.125%. At January 30, 2000, our revolving line of credit and term loan both bore interest rates of 6.823%.

As of January 30, 2000, $3.6 million was outstanding under the term loan and $19.3 million under the revolving line of credit. On January 31, 2000, we repurchased the New York City territory from an area developer for $6.9 million using funds available under our line of credit. We intend to refranchise this territory to a new area developer, but expect to retain a minority interest. If we do not prepay it, indebtedness under our revolving credit facility matures in July 2002, and under our term loan, in June 2001.

Pending application of the net proceeds as described above, we will invest the net proceeds in short-term, interest-bearing investment grade or government securities.

                                DIVIDEND POLICY

We intend to retain our earnings to finance the expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any future determination regarding cash dividend payments will be made by our board of directors and depends upon the following factors:

- Earnings                 - Capital requirements
- Our financial condition  - Restrictions in financing agreements
    - Other factors deemed relevant by the board of directors

Dividend payments are restricted by our loan agreement to 50% of our net income for the immediately preceding fiscal year.

We have routinely declared cash dividends on our common stock in the past. The following table shows total and per share cash dividends we have declared on the shares of our common stock during the periods indicated:

                                                 ------------------------------------------------------
                                                                       YEAR ENDED
                                                 ------------------------------------------------------
                                                 FEBRUARY 1, 1998   JANUARY 31, 1999   JANUARY 30, 2000
                                                 ----------------   ----------------   ----------------
Total cash dividends declared..................     $1,179,562         $1,517,787         $       --
Per share......................................     $     0.16         $     0.16         $       --

                                 CAPITALIZATION

The following table shows, as of January 30, 2000, our cash and cash equivalents, short-term debt and capitalization, both actual and as adjusted. The adjustment gives effect to:

     - The merger in connection with our holding company formation

     - The sale of 3,000,000 shares of common stock in this offering, assuming an initial public offering price of $19.00 per share, which is the mid-point of the range shown on the cover page of this prospectus

     - The application of a portion of the estimated net proceeds from that sale, after deducting underwriting discounts and estimated offering expenses, to repay bank debt and pay a distribution to our existing shareholders

You should read the following capitalization data in conjunction with "Use of Proceeds," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and accompanying notes and the other financial data included elsewhere in this prospectus.

                                                              ---------------------
                                                                JANUARY 30, 2000
                                                              ---------------------
                                                               ACTUAL   AS ADJUSTED
                                                              -------   -----------
In thousands, except share data
Cash and cash equivalents...................................  $ 3,183     $25,086
                                                              =======     =======
Short-term debt:
  Current maturities of long-term debt......................  $ 2,400     $    --
                                                              =======     =======
Long-term debt, excluding current maturities................  $20,502     $    --
                                                              -------     -------
Shareholders' equity:
  Preferred stock, no par value; 10,000,000 shares
     authorized after the merger; none issued and
     outstanding............................................       --          --
  Common stock, $10.00 par value; 1,000,000 shares
     authorized before the merger; 467,011 and 0 shares
     issued and outstanding.................................    4,670          --
  Common stock, no par value; 100,000,000 shares authorized
     after the merger; 0 and 12,484,957 shares issued and
     outstanding............................................       --
  Paid-in capital...........................................   10,805      67,285
  Notes receivable..........................................   (2,547)     (2,547)
  Retained earnings.........................................   34,827      27,822
                                                              -------     -------
     Total shareholders' equity.............................   47,755      92,560
                                                              -------     -------
     Total capitalization...................................  $68,257     $92,560
                                                              =======     =======

The table above excludes 1,821,000 shares of common stock issuable upon the exercise of stock options outstanding under our stock option plan on January 30, 2000, of which 91,000 were exercisable, and includes 144,737 shares to be contributed to our stock bonus plans contemporaneously with this offering.

                                    DILUTION

Our net tangible book value as of January 30, 2000 was $47,755,000, or $5.11 per share of common stock. Net tangible book value per share is the amount by which total tangible assets exceeds total liabilities, divided by the total number of shares of common stock outstanding. Our adjusted net tangible book value as of January 30, 2000 would have been $92,560,000, or $7.50 per share, after giving effect to the sale of 3,000,000 shares of common stock offered by this prospectus at an assumed initial offering price of $19.00 per share, the midpoint of the range shown on the cover page of this prospectus, and after deducting estimated underwriting discounts and estimated offering expenses and the distribution to be paid to existing shareholders as part of the corporate reorganization in connection with this offering. This represents an immediate increase in the net tangible book value of $2.39 per share to existing shareholders, in addition to the cash distribution they will receive, and an immediate dilution of $11.50 per share to new investors. The following table illustrates the per share dilution:

                                                              --------------
Assumed initial public offering price.......................          $19.00
  Net tangible book value per share as of January 30,
     2000...................................................  $5.11
  Increase attributable to the sale of shares offered
     hereby.................................................  $2.39
                                                              -----
Adjusted net tangible book value after this offering........          $ 7.50
                                                                      ------
  Dilution in the net tangible book value to new
     investors..............................................          $11.50
                                                                      ======

The following table shows, as of January 30, 2000, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing shareholders, reduced to reflect the cash distribution the existing shareholders will receive, and by new investors in this offering at an assumed initial offering price of $19.00 per share, the midpoint of the range shown on the cover page of this prospectus:

                                          ------------------------------------------------------------
                                            SHARES PURCHASED      TOTAL CONSIDERATION       AVERAGE
                                          --------------------   ---------------------       PRICE
                                            NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                                          ----------   -------   -----------   -------   -------------
Existing shareholders...................   9,340,220     75.7%   $15,474,673     21.4%      $ 1.66
New investors...........................   3,000,000     24.3     57,000,000     78.6       $19.00
                                          ----------    -----    -----------    -----
          Total.........................  12,340,220    100.0%   $72,474,673    100.0%
                                          ==========    =====    ===========    =====

All information above reflects an exchange ratio in the merger in connection with our holding company formation of 20-for-one, which will have the effect of a 20-for-one stock split, excludes 144,737 shares to be contributed to our stock bonus plans contemporaneously with this offering and assumes no exercise of stock options outstanding as of January 30, 2000 under our stock option plan. If any of the options are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

The following table shows selected financial data for Krispy Kreme. The selected historical statement of operations data for each of the years ended, and the selected historical balance sheet data as of January 28, 1996, February 2, 1997, February 1, 1998, January 31, 1999 and January 30, 2000 have been derived from our audited consolidated financial statements, some of which are included in this prospectus. Those consolidated financial statements and the accompanying notes have been audited by PricewaterhouseCoopers LLP, independent public accountants. Please note that our fiscal year ended February 2, 1997 contained 53 weeks.

Per share amounts reflect an exchange ratio in the merger in connection with our holding company formation of 20-for-one, which will have the effect of a 20-for-one stock split. Systemwide sales includes the sales of both our company-owned and franchised stores and excludes the sales of our Support Operations business segment. Our consolidated financial statements appearing elsewhere in this prospectus exclude franchised store sales and include royalties and fees received from our franchisees.

You should read the following selected financial data in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and accompanying notes and the other financial data included elsewhere in this prospectus.

                                                           -------------------------------------------------------------------
                                                                                       YEAR ENDED
                                                           -------------------------------------------------------------------
                                                           JANUARY 28,   FEBRUARY 2,   FEBRUARY 1,   JANUARY 31,   JANUARY 30,
                                                                  1996          1997          1998          1999          2000
                                                           -----------   -----------   -----------   -----------   -----------
In thousands, except per share data
STATEMENT OF OPERATIONS DATA:
Total revenues...........................................   $118,550      $132,614      $158,743      $180,880      $220,243
Operating expenses.......................................    104,717       116,658       140,207       159,941       190,003
General and administrative expenses......................      6,804         7,630         9,530        10,897        14,856
Depreciation and amortization expenses...................      2,799         3,189         3,586         4,278         4,546
Provision for restructuring..............................      3,000            --            --         9,466            --
                                                            --------      --------      --------      --------      --------
Income (loss) from operations............................      1,230         5,137         5,420        (3,702)       10,838
Interest expense, net, and other.........................        930         1,091           895         1,577         1,232
                                                            --------      --------      --------      --------      --------
Income (loss) before income taxes........................        300         4,046         4,525        (5,279)        9,606
Provision (benefit) for income taxes.....................        120         1,619         1,811        (2,112)        3,650
                                                            --------      --------      --------      --------      --------
Net income (loss)........................................   $    180      $  2,427      $  2,714      $ (3,167)     $  5,956
                                                            ========      ========      ========      ========      ========
Net income (loss) per share:
  Basic..................................................   $    .02      $    .33      $    .37      $   (.38)     $    .64
  Diluted................................................        .02           .33           .37          (.38)     $    .61
Shares used in calculation of net income (loss) per
  share:
  Basic..................................................      7,284         7,284         7,284         8,249         9,340
  Diluted................................................      7,284         7,284         7,284         8,249         9,820
Cash dividends declared per common share.................   $    .16      $    .16      $    .16      $    .16      $     --

In thousands, except store numbers
OPERATING DATA:
Systemwide sales.........................................   $151,693      $167,592      $203,439      $240,316      $318,854
Number of stores at end of period:
  Company-owned..........................................         53            61            58            61            58
  Franchised.............................................         42            55            62            70            86
                                                            --------      --------      --------      --------      --------
  Systemwide.............................................         95           116           120           131           144
                                                            ========      ========      ========      ========      ========
Average weekly sales per store:
  Company-owned..........................................   $     39      $     39      $     42      $     47      $     54
  Franchised.............................................         23            22            23            28            38

                                                           -------------------------------------------------------------------
                                                                                          AS OF
                                                           -------------------------------------------------------------------
                                                           JANUARY 28,   FEBRUARY 2,   FEBRUARY 1,   JANUARY 31,   JANUARY 30,
                                                                  1996          1997          1998          1999          2000
                                                           -----------   -----------   -----------   -----------   -----------
In thousands
BALANCE SHEET DATA:
Working capital..........................................   $  5,742      $ 10,148      $  9,151      $  8,387      $ 11,452
Total assets.............................................     72,888        78,005        81,463        93,312       104,958
Long-term debt, including current maturities.............     18,311        20,187        20,870        21,020        22,902
Total shareholders' equity...............................     35,033        36,516        38,265        42,247        47,755

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the financial statements and the accompanying notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in those forward-looking statements as a result of certain factors, including, but not limited to, those described under "Risk Factors" and included in other portions of the prospectus.

COMPANY OVERVIEW AND INDUSTRY OUTLOOK

Our principal business, which began in 1937, is owning and franchising Krispy Kreme doughnut stores where we make and sell over 20 varieties of premium quality doughnuts, including our Hot Original Glazed. Each of our stores is a doughnut factory with the capacity to produce from 2,400 dozen to over 6,000 dozen doughnuts daily. Consequently, each store has significant fixed or semi-fixed costs, and margins and profitability are significantly impacted by doughnut production volume and sales. Our doughnut stores are versatile in that most can support multiple sales channels to more fully utilize production capacity. These sales channels are comprised of:

     - ON-PREMISES SALES. Sales to customers visiting our stores, including the drive-through windows, along with deeply discounted sales to community organizations that in turn sell our products for fundraising purposes.

     - OFF-PREMISES SALES. Daily sales of fresh doughnuts on a branded, unbranded and private label basis to convenience and grocery stores and select co-branding customers. Doughnuts are sold to these customers on trays for display and sale in glass-enclosed cases and in packages for display and sale on both stand-alone display units and on our customers' shelves. "Branded" refers to products sold bearing the Krispy Kreme brand name. "Unbranded" products are sold unpackaged from the retailer's display case. "Private label" products carry the retailer's brand name or some other non-Krispy Kreme brand.

In addition to our retail stores, we are vertically integrated. Our Support Operations business unit produces doughnut mixes and manufactures our doughnutmaking equipment, which all of our stores are required to purchase. Additionally, it operates a distribution center that provides Krispy Kreme stores with essentially all supplies for the critical areas of their business. This business unit is volume-driven, and its economics are enhanced by the opening of new stores. Our vertical integration allows us to:

     - Maintain the consistency and quality of our products throughout our system

     - Utilize volume buying power which helps lower the cost of supplies to each of our stores

     - Enhance our profitability

We expect doughnut industry sales to continue growing. We believe growth in the fragmented doughnut market will be aided by a variety of factors, including a shift from food consumed at home to food consumed away from home, increased snack food consumption and increased doughnut sales through in-store bakeries.

We intend to expand our concept primarily through opening new franchise stores in territories across the continental United States. We also intend to enter into joint ventures with some of our franchisees. As of January 30, 2000, there were a total of 144 Krispy Kreme stores nationwide consisting of 58 company-owned and 86 franchised stores. In fiscal 2001, we anticipate opening approximately 22 new stores under existing agreements, all of which are expected to be franchise stores. Additionally, our franchisees are contractually obligated to open over 100 new stores in the period fiscal 2002 through fiscal 2005.

As we expand the Krispy Kreme concept, we will incur infrastructure costs in the form of additional personnel to support the expansion, and additional facilities costs to provide mixes, equipment and other items necessary to operate the various new stores. In the course of building this infrastructure, we may incur unplanned costs which could negatively impact our operating results.

RESULTS OF OPERATIONS

In order to facilitate an understanding of the results of operations for each period presented, we have included a general overview along with an analysis of business segment activities. In addition to this analysis, refer to Note 1, Nature of Business and Significant Accounting Policies, in our audited consolidated financial statements. A guide to the discussion for each period is presented below.

OVERVIEW. Outlines information on total systemwide sales and systemwide comparable store sales. Systemwide sales includes the sales of both our company-owned and franchised stores and excludes the sales of our Support Operations business segment. Our consolidated financial statements appearing elsewhere in this prospectus exclude franchised store sales and include royalties and fees received from our franchisees. We believe systemwide sales data is significant because it shows the overall penetration of our brand, consumer demand for our products and the correlation between systemwide sales and our total revenues. A store is added to our comparable store base in its nineteenth month of operation. A summary discussion of our consolidated results is also presented.

SEGMENT RESULTS. In accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," we have three reportable segments. A description of each of the segments follows.

     - COMPANY STORE OPERATIONS. Represents the results of our company-owned stores. Company stores make and sell doughnuts and complementary products through the sales channels discussed above. Expenses for this business unit include store level expenses along with direct general and administrative expenses.

     - FRANCHISE OPERATIONS. Represents the results of our franchise program. We have two franchise programs: (1) the associate program, which is our original franchising program developed in the 1940s, and (2) the area developer program, which was developed in the mid-1990s. Associates pay royalties of 3.0% of on-premises sales and 1.0% of all other sales, with the exception of private label sales, for which they pay no royalties. Area developers pay royalties of 4.5% of all sales, contribute 1.0% of all sales to our national advertising fund and pay franchise fees ranging from $20,000 to $40,000 per store. See "Business -- Store Ownership" for further information on our franchising programs. Expenses for this business segment include costs incurred to recruit new franchisees and to monitor and aid in the performance of these stores and direct general and administrative expenses.

     - SUPPORT OPERATIONS. Represents the results of our Support Operations business unit, located in Winston-Salem, North Carolina. This business unit buys ingredients used to produce doughnut mixes and manufactures doughnutmaking equipment which all of our stores are required to purchase. Additionally, this business unit purchases and sells essentially all supplies necessary to operate a Krispy Kreme store, including all food ingredients, juices, Krispy Kreme coffee, signage, display cases, uniforms and other items.

       Generally, shipments are made to each of our stores on a weekly basis by common carrier. All intercompany transactions between Support Operations and Company Store Operations have been eliminated in consolidation. Expenses for this business unit include all expenses incurred at the manufacturing and distribution level along with direct general and administrative expenses.

OTHER. Includes a discussion of significant line items not discussed in the overview or segment discussions, including general and administrative expenses, depreciation and amortization expenses, provision for store closings and restructuring, interest expense, net, and other expenses and the provision for income taxes.

Our fiscal year is based on a 52 or 53 week year. The fiscal year ends on the Sunday closest to the last day in January. The table below shows our operating results for fiscal 1998 (52 weeks ended February 1, 1998), fiscal 1999 (52 weeks ended January 31, 1999) and fiscal 2000 (52 weeks ended January 30, 2000) expressed as a percentage of total revenues. Certain operating data are also shown for the same periods.

                                                              ---------------------------------------
                                                                            YEAR ENDED
                                                              ---------------------------------------
                                                              FEBRUARY 1,   JANUARY 31,   JANUARY 30,
                                                                     1998          1999          2000
                                                              -----------   -----------   -----------
STATEMENT OF OPERATIONS DATA:
Total revenues..............................................      100.0%        100.0%        100.0%
Operating expenses..........................................       88.3          88.4          86.3
General and administrative expenses.........................        6.0           6.0           6.7
Depreciation and amortization expenses......................        2.3           2.4           2.1
Provision for restructuring.................................         --           5.2            --
                                                               --------      --------      --------
Income (loss) from operations...............................        3.4          (2.0)          4.9
Interest expense, net, and other............................        0.6           1.0           0.5
                                                               --------      --------      --------
Income (loss) before income taxes...........................        2.8          (3.0)          4.4
Provision (benefit) for income taxes........................        1.1          (1.2)          1.7
                                                               --------      --------      --------
  Net income (loss).........................................        1.7%         (1.8)%         2.7%
                                                               ========      ========      ========
Dollars in thousands
OPERATING DATA:
Systemwide sales............................................   $203,439      $240,316      $318,854
Increase in comparable store sales:
  Company-owned.............................................       11.5%         11.1%         12.0%
  Systemwide................................................       12.7%          9.7%         14.1%

The table below shows business segment revenues and operating expenses expressed in dollars. Support Operations revenues are shown net of intercompany sales eliminations. See Note 11 to our audited consolidated financial statements. Operating expenses exclude depreciation and amortization expenses.

                                                              ---------------------------------------
                                                                            YEAR ENDED
                                                              ---------------------------------------
                                                              FEBRUARY 1,   JANUARY 31,   JANUARY 30,
                                                                     1998          1999          2000
                                                              -----------   -----------   -----------
In thousands
REVENUES BY BUSINESS SEGMENT:
Company Store Operations....................................   $132,826      $145,251      $164,230
Franchise Operations........................................      2,285         3,236         5,529
Support Operations..........................................     23,632        32,393        50,484
                                                               --------      --------      --------
  Total revenues............................................   $158,743      $180,880      $220,243
                                                               ========      ========      ========
OPERATING EXPENSES BY BUSINESS SEGMENT:
Company Store Operations....................................   $117,243      $129,349      $142,925
Franchise Operations........................................      2,368         2,731         4,012
Support Operations..........................................     20,596        27,861        43,066
                                                               --------      --------      --------
  Total operating expenses..................................   $140,207      $159,941      $190,003
                                                               ========      ========      ========

The following table shows business segment revenues expressed as a percentage of total revenues and business segment operating expenses expressed as a percentage of applicable business segment revenues. Operating expenses exclude depreciation and amortization expenses.

                                                              ---------------------------------------
                                                                            YEAR ENDED
                                                              ---------------------------------------
                                                              FEBRUARY 1,   JANUARY 31,   JANUARY 30,
                                                                 1998          1999          2000
                                                              -----------   -----------   -----------
REVENUES BY BUSINESS SEGMENT:
Company Store Operations....................................      83.7%         80.3%         74.6%
Franchise Operations........................................       1.4           1.8           2.5
Support Operations..........................................      14.9          17.9          22.9
                                                                 -----         -----         -----
  Total revenues............................................     100.0%        100.0%        100.0%
                                                                 =====         =====         =====
OPERATING EXPENSES BY BUSINESS SEGMENT:
Company Store Operations....................................      88.3%         89.1%         87.0%
Franchise Operations........................................     103.6%         84.4%         72.6%
Support Operations..........................................      87.2%         86.0%         85.3%
Total operating expenses....................................      88.3%         88.4%         86.3%

Additionally, data on store opening activity are shown below. Transferred stores represent stores sold between the company and franchisees.

                                                              --------------------------------
                                                               COMPANY-
                                                                  OWNED    FRANCHISED    TOTAL
                                                              ---------   -----------   ------
YEAR ENDED FEBRUARY 1, 1998
Beginning count.............................................     61           55         116
Opened......................................................     --            7           7
Closed......................................................     (2)          (1)         (3)
Transferred.................................................     (1)           1          --
                                                                 --           --         ---
  Ending count..............................................     58           62         120
                                                                 ==           ==         ===
YEAR ENDED JANUARY 31, 1999
Beginning count.............................................     58           62         120
Opened......................................................     --           14          14
Closed......................................................     --           (3)         (3)
Transferred.................................................      3           (3)         --
                                                                 --           --         ---
  Ending count..............................................     61           70         131
                                                                 ==           ==         ===
YEAR ENDED JANUARY 30, 2000
Beginning count.............................................     61           70         131
Opened......................................................      2           19          21
Closed......................................................     (5)          (3)         (8)
Transferred.................................................     --           --          --
                                                                 --           --         ---
  Ending count..............................................     58           86         144
                                                                 ==           ==         ===

YEAR ENDED JANUARY 30, 2000 COMPARED WITH YEAR ENDED JANUARY 31, 1999

Overview

Systemwide sales increased to $318.9 million in fiscal 2000 from $240.3 million in fiscal 1999, an increase of 32.7%. This increase was comprised of company store sales increases of $19.0 million and franchise store sales increases of $59.6 million. Systemwide comparable store sales increased 14.1%. The overall systemwide sales increase was driven by comparable store sales improvement and the opening of new stores.


Total company revenues increased to $220.2 million in fiscal 2000 from $180.9 million in fiscal 1999, an increase of 21.7%. This increase was comprised of Company Store Operations revenues increases of $19.0 million, Franchise Operations revenues increases of $2.3 million and Support Operations revenues increases of $18.0 million. Net income increased to $6.0 million in fiscal 2000 from a loss of $3.2 million in fiscal 1999. Fiscal 1999 included a provision for restructuring and store closings of $9.5 million. Absent this provision, net income in fiscal 2000 compared to fiscal 1999 would have been $6.0 million, or 2.7% of total revenues, versus $2.5 million, or 1.4% of total revenues.


Company Store Operations

Company Store Operations revenues. Company Store Operations revenues increased to $164.2 million in fiscal 2000 from $145.3 million in fiscal 1999, an increase of 13.1%. Comparable store sales increased by 12.0%. The revenue growth was primarily due to strong growth in sales from both our on-premises and off-premises sales channels. On-premises sales increased approximately $3.6 million and off-premises sales increased approximately $15.3 million. On-premises sales grew principally as a result of more customer visits and an increase in brand awareness generated by national publicity and our national store expansion. Our company stores continued to benefit from an increase in the number of stores we serve via our off-premises sales programs. The revenue increase in off-premises sales is due primarily to the addition of new convenience store outlets.

Company Store Operations operating expenses. Company Store Operations operating expenses increased to $142.9 million in fiscal 2000 from $129.3 million in fiscal 1999, an increase of 10.5%. Company Store Operations operating expenses as a percentage of Company Store Operations revenues were 87.0% in fiscal 2000 compared with 89.1% in fiscal 1999. The decrease in Company Store Operations operating expenses as a percentage of revenues was due to increased operating efficiencies resulting from increased sales levels at our stores. These additional sales have utilized excess production capacity thereby enhancing the stores' profitability.

We constantly evaluate our store base, not only with respect to our stores' financial and operational performance, but also with respect to the brand image being portrayed by each store and how well each store meets our customers' needs. As a result of this review, we make provisions to cover closing or impairment costs for stores that perform poorly, and for older stores that need to be closed and relocated. In fiscal 2000 we recorded a provision of $1.1 million to cover the closing of two older stores that will be replaced on their existing sites in fiscal 2001. In fiscal 1999, we recorded a charge of $2.3 million as follows: $417,000 related to the write-off of unamortized leasehold improvements for two stores which were closed in the first quarter of fiscal 2000; $283,000 in remaining lease costs on a potential store site that will not be used; and $1.6 million related to the write-down of building and equipment of a facility that will remain open but whose carrying value was determined not to be fully recoverable.

Franchise Operations

Franchise Operations revenues. Franchise Operations revenues increased to $5.5 million in fiscal 2000 from $3.2 million in fiscal 1999, an increase of 70.9%. The growth in revenue was primarily due to the opening of 19 franchise stores in fiscal 2000 and the impact of 14 franchise stores opened in fiscal 1999 being open for the full year in fiscal 2000. Many of these stores have had company record-setting opening week on-premises sales levels and their on-premises sales have remained strong in the months following their openings.

Franchise Operations operating expenses. Franchise Operations operating expenses increased to $4.0 million in fiscal 2000 from $2.7 million in fiscal 1999, an increase of 46.9%. Franchise Operations operating expenses as a percentage of Franchise Operations revenues were 72.6% in fiscal 2000 compared with 84.4% in fiscal 1999. The decrease in Franchise Operations operating expenses as a percentage of revenues was due to capitalizing upon the infrastructure we have built in preparing for our expansion. In prior years, we hired and trained personnel to oversee the expansion of our concept across the country. In addition to our management training program, they received field training primarily consisting of working with and learning from existing personnel who were qualified to oversee store operations. As these personnel have successfully completed their training, we have been able to open additional stores without incurring significant incremental personnel costs.

Support Operations

Support Operations revenues. Support Operations sales to franchise stores increased to $50.5 million in fiscal 2000 from $32.4 million in fiscal 1999, an increase of 55.8%. The primary reason for the increase in revenues was the opening of new franchise stores in fiscal 2000, the full-year impact of stores opened in fiscal 1999 and comparable store sales increases. Increased doughnut sales through both the on-premises and off-premises sales channels by franchise stores translated into increased revenues for Support Operations from sales of mixes, sugar, shortening and other supplies. Also, each of these new stores is required to purchase doughnutmaking equipment and other peripheral equipment from Support Operations, thereby enhancing Support Operations sales. An increase in doughnutmaking equipment prices of approximately 20.0% also contributed.

Support Operations operating expenses. Support Operations operating expenses increased to $43.1 million in fiscal 2000 from $27.9 million in fiscal 1999, an increase of 54.6%. Support Operations operating expenses as a percentage of Support Operations revenues were 85.3% in fiscal 2000 compared with 86.0% in fiscal 1999. The decrease in Support Operations operating expenses as a percentage of revenues was due to the increased capacity utilization and resulting economies of scale of the mix and equipment manufacturing operations attributable to the increased volume in the facilities. Favorable commodities prices also contributed.

Other

General and administrative expenses. General and administrative expenses increased to $14.9 million in fiscal 2000 from $10.9 million in fiscal 1999, an increase of 36.3%. General and administrative expenses as a percentage of total revenues were 6.7% in fiscal 2000 compared with 6.0% in fiscal 1999. The primary reason for the increase in these expenses was our continued investment in infrastructure to support our expansion. The investment in infrastructure consisted primarily of the hiring of new personnel in corporate support departments. Costs incurred in fiscal 2000 for these personnel, including salaries, benefits and the implementation of our stock bonus plans, increased approximately $3.3 million.

Depreciation and amortization expenses. Depreciation and amortization expenses increased to $4.5 million in fiscal 2000 from $4.3 million in fiscal 1999, an increase of 6.3%. Depreciation and amortization expenses as a percentage of total revenues were 2.1% in fiscal 2000 compared with 2.4% in fiscal 1999. Depreciation and amortization expenses increased due to capital asset additions.

Interest expense. Interest expense of approximately $1.5 million in fiscal 2000 was relatively consistent with interest expense in fiscal 1999. Borrowing amounts were slightly higher in fiscal 2000; however, interest rates were lower in fiscal 2000 compared with fiscal 1999.

Provision for income taxes. The provision for income taxes is based on the effective tax rate applied to the respective fiscal year's pre-tax income. The provision for income taxes was $3.7 million in fiscal 2000 representing a 38.0% effective rate. The benefit in fiscal 1999 was $2.1 million representing an effective rate of 40.3%.

YEAR ENDED JANUARY 31, 1999 COMPARED WITH YEAR ENDED FEBRUARY 1, 1998

Overview

Systemwide sales increased to $240.3 million in fiscal 1999 from $203.4 million in fiscal 1998, an increase of 18.1%. This increase was comprised of company store sales increases of $12.4 million and franchise store sales increases of $24.5 million. Systemwide comparable store sales increased 9.7%. The overall systemwide sales increase was driven by comparable store sales improvement and the opening of new stores.

Total company revenues increased to $180.9 million in fiscal 1999 from $158.7 million in fiscal 1998, an increase of 13.9%. This increase was comprised of Company Store Operations revenues increases of $12.4 million, Franchise Operations revenues increases of $951,000 and Support Operations revenues increases of $8.8 million. For fiscal 1999, the net loss was $3.2 million compared with net income of $2.7 million for fiscal 1998. The net loss in fiscal 1999 was due to a provision for restructuring of $9.5 million, discussed below. Absent this provision, net income for fiscal 1999 would have been $2.5 million, or 1.4% of total revenues, compared with $2.7 million, or 1.7% of total revenues, in fiscal 1998.

Company Store Operations


Company Store Operations revenues. Company Store Operations revenues increased to $145.3 million in fiscal 1999 from $132.8 million in fiscal 1998, an increase of 9.4%. Comparable store sales increased by 11.1%. The revenue growth was primarily driven by an increase in the number of off-premises outlets that we serve. Our sales efforts were particularly directed at convenience stores.



Company Store Operations operating expenses. Company Store Operations operating expenses increased to $129.3 million in fiscal 1999 from $117.2 million in fiscal 1998, an increase of 10.3%. Company Store Operations operating expenses as a percentage of Company Store Operations revenues were 89.1% in fiscal 1999 compared with 88.3% in fiscal 1998. The increase in Company Store Operations operating expenses as a percentage of revenues was primarily due to a charge of $2.3 million for store closings and impairment costs in the normal course of business. The charge consisted of $417,000 related to the write-off of unamortized leasehold improvements for two stores to be closed and the accrual of $283,000 in remaining lease costs on a site that will not be used. The remaining $1.6 million related to the write-down of building and equipment of a facility that will remain open but whose carrying value we determined was not fully recoverable.


The impact of this charge was offset by increased operating efficiencies resulting from increases in the off-premises sales channels discussed above. The stores' operations benefited from the utilization of excess production capacity. Additionally, we converted our direct store delivery, or DSD, route system for packaged products from a daily delivery system to an every other day system which reduced our route delivery costs.

Franchise Operations

Franchise Operations revenues. Franchise Operations revenues increased to $3.2 million in fiscal 1999 from $2.3 million in fiscal 1998, an increase of 41.6%. This growth in revenue was primarily due to the opening of 14 new franchise stores in fiscal 1999 along with the seven franchise stores opened in fiscal 1998 having a full year of operating results in fiscal 1999.

Franchise Operations operating expenses. Franchise Operations operating expenses increased to $2.7 million in fiscal 1999 from $2.4 million in fiscal 1998, an increase of 15.3%. Franchise Operations operating expenses as a percentage of Franchise Operations revenues were 84.4% in fiscal 1999 compared with 103.6% in fiscal 1998. The decrease in Franchise Operations operating expenses as a percentage of revenues was due to capitalizing upon the infrastructure we put in place in preparation for additional store openings. In prior years, we began to hire and train personnel to oversee the expansion of our concept across the country. Their training consisted primarily of working with and learning from existing personnel who were qualified to oversee store operations. As these personnel have successfully completed their training, we have been able to open additional stores without incurring significant incremental personnel costs.

Support Operations

Support Operations revenues. Support Operations sales to franchise stores increased to $32.4 million in fiscal 1999 from $23.6 million in fiscal 1998, an increase of 37.1%. Support Operations revenues were impacted primarily by the opening of new stores in fiscal 1999 and a full year of operations for those franchise stores opened in fiscal 1998. Each of these stores was supplied with doughnut manufacturing equipment and other equipment necessary to open each store thereby enhancing Support Operations sales. Additionally, a few existing franchise stores began to implement off-premises sales programs, thereby increasing the amount of mixes and other supplies they purchased from Support Operations.

Support Operations operating expenses. Support Operations operating expenses increased to $27.9 million in fiscal 1999 from $20.6 million in fiscal 1998, an increase of 35.3%. Support Operations operating expenses as a percentage of Support Operations revenues was 86.0% in fiscal 1999 compared with 87.2% in fiscal 1998. The decrease in Support Operations operating expenses as a percentage of revenues was primarily due to increased sales volumes utilizing existing capacity in our mix, equipment and distribution operations. Increased freight costs of approximately $830,000 incurred in delivering products to new stores opened outside our traditional Southeastern markets partially offset these efficiency gains.

Other

General and administrative expenses. General and administrative expenses increased to $10.9 million in fiscal 1999 from $9.5 million in fiscal 1998, an increase of 14.3%. General and administrative expenses as a percentage of total revenues were 6.0% in both fiscal 1999 and fiscal 1998. The primary reason for the increase in the dollar amount of these expenses was our continued investment in infrastructure to support growth and enhance our profitability. The investment in infrastructure consisted primarily of the hiring of new personnel in corporate support departments. Costs incurred in fiscal 1999 for these personnel, including salaries and benefits, increased approximately $700,000 over fiscal 1998.

Depreciation and amortization expenses. Depreciation and amortization expenses increased to $4.3 million in fiscal 1999 from $3.6 million in fiscal 1998, an increase of 19.3%. Depreciation and amortization expenses as a percentage of total revenues were 2.4% in fiscal 1999 compared with 2.3% in fiscal 1998. Depreciation and amortization expenses increased due to capital asset additions.

Provision for restructuring. In late fiscal 1999, the board of directors approved a restructuring plan for assets and operations determined either to be inconsistent with our strategy or whose carrying value may not be fully recoverable. Of the total restructuring and impairment charge of $9.5 million, $7.8 million relates to the closing of five double drive-through company-owned stores and the write-down of five other inactive double drive-through stores and sites, including provisions to write-down associated land, building and equipment costs to estimated net realizable value and to cover operating lease commitments associated with these stores. An additional $700,000 relates to future lease payments on double drive-through buildings subleased to franchisees. We determined that the double drive-through stores were inconsistent with our strategy as the space constraints in these stores did not allow them to efficiently execute both on-premises and off-premises sales and these facilities were not producing adequate levels of brand value for the company. Also included in the charge is a $1.0 million write-down of a facility that produces fried pies and honey buns. These products are not expected to form a core part of our expansion strategy.

Of the total provision, $5.6 million represents a charge for future cash outflows, primarily in the form of lease payments on land and buildings, while $3.6 million represents a write-down or write-off of land and buildings. Future cash outflows will be paid over each remaining lease term and we believe that cash flow from operations will be adequate to fund these cash needs. These stores are scheduled to be closed by the end of fiscal year 2000. No severance costs were included as a part of the restructuring provision. We anticipate future benefits as a result of avoiding the losses incurred each year by the closed stores, reduced depreciation costs on those assets which we determined were impaired and a write-off of the carrying value of three double drive-through buildings which had never been placed in service. As of January 30, 2000, there have been no material changes in the restructuring plan as it was originally recorded.

Interest expense. Interest expense decreased to $1.5 million in fiscal 1999 from $1.6 million in fiscal 1998, a decrease of 6.0%. The decrease was due to slightly lower borrowing levels as a result of improved cash flow during the year.

Provision for income taxes. The provision (benefit) for income taxes in fiscal 1999 and fiscal 1998 is based on the effective tax rate applied to the respective year's pre-tax book income (loss) effective tax rate. Our fiscal 1999 income tax benefit was $2.1 million representing a 40% effective tax rate compared with a provision of $1.8 million representing a 40% effective tax rate in fiscal 1998. We recorded a deferred tax benefit for the fiscal 1999 pre-tax book loss as the items which gave rise to these losses will be utilized to reduce our future taxable income.

QUARTERLY RESULTS

The following tables set forth unaudited quarterly information for each of the eight fiscal quarters in the two year period ended January 30, 2000. Per share amounts reflect an exchange ratio in the merger in connection with our holding company formation of 20-for-one, which will have the effect of a 20-for-one stock split. This quarterly information has been prepared on a basis consistent with our audited financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. Our quarterly operating results may fluctuate significantly as a result of a variety of factors, and operating results for any quarter are not necessarily indicative of results for a full fiscal year.

                                   --------------------------------------------------------------------------------
                                                                  THREE MONTHS ENDED
                                   --------------------------------------------------------------------------------
                                   MAY 3,    AUG. 2,   NOV. 1,   JAN. 31,   MAY 2,    AUG. 1,   OCT. 31,   JAN. 30,
                                    1998      1998      1998       1999      1999      1999       1999       2000
                                   -------   -------   -------   --------   -------   -------   --------   --------
In thousands, except per share
  data
Total revenues...................  $45,070   $42,941   $45,179   $ 47,690   $53,328   $51,356   $56,849    $58,710
Operating expenses...............   38,386    37,999    39,634     43,922    45,724    44,356    48,464     51,459
General and administrative
  expenses.......................    2,846     2,469     2,570      3,012     3,139     3,933     3,837      3,947
Depreciation and amortization
  expenses.......................    1,116     1,110     1,110        942     1,101     1,159     1,237      1,049
Provision for restructuring......       --        --        --      9,466        --        --        --         --
                                   -------   -------   -------   --------   -------   -------   -------    -------
Income (loss) from operations....    2,722     1,363     1,865     (9,652)    3,364     1,908     3,311      2,255
Interest expense, net, and other
  expenses.......................      348       350       351        528       308       331       210        383
                                   -------   -------   -------   --------   -------   -------   -------    -------
Income (loss) before income
  taxes..........................    2,374     1,013     1,514    (10,180)    3,056     1,577     3,101      1,872
Provision (benefit) for income
  taxes..........................      991       395       629     (4,127)    1,163       599     1,178        710
                                   -------   -------   -------   --------   -------   -------   -------    -------
  Net income (loss)..............  $ 1,383   $   618   $   885   $ (6,053)  $ 1,893   $   978   $ 1,923    $ 1,162
                                   =======   =======   =======   ========   =======   =======   =======    =======
Net income (loss) per share:
  Basic..........................  $   .19   $   .08   $   .10   $   (.65)  $   .20   $   .10   $   .21    $   .12
  Diluted........................      .19       .08       .10       (.65)      .20       .10       .20        .11

Our operating results for these eight quarters expressed as percentages of applicable revenues were as follows:

                                       ------------------------------------------------------------------------------
                                                                     THREE MONTHS ENDED
                                       ------------------------------------------------------------------------------
                                       MAY 3,   AUG. 2,   NOV. 1,   JAN. 31,   MAY 2,   AUG. 1,   OCT. 31,   JAN. 30,
                                        1998     1998      1998       1999      1999     1999       1999       2000
                                       ------   -------   -------   --------   ------   -------   --------   --------
Total revenues.......................  100.0%    100.0%    100.0%   100.0%     100.0%    100.0%    100.0%     100.0%
Operating expenses...................   85.2      88.5      87.7      92.1      85.7      86.4      85.3       87.6
General and administrative
  expenses...........................    6.3       5.7       5.7       6.3       5.9       7.6       6.7        6.8
Depreciation and amortization
  expenses...........................    2.5       2.6       2.5       2.0       2.1       2.3       2.2        1.8
Provision for restructuring..........     --        --        --      19.8        --        --        --         --
                                       -----     -----     -----     -----     -----     -----     -----      -----
Income (loss) from operations........    6.0       3.2       4.1     (20.2)      6.3       3.7       5.8        3.8
Interest expense, net, and other
  expenses...........................    0.7       0.9       0.7       1.2       0.6       0.6       0.3        0.6
                                       -----     -----     -----     -----     -----     -----     -----      -----
Income (loss) before income taxes....    5.3       2.3       3.4     (21.4)      5.7       3.1       5.5        3.2
Provision (benefit) for income
  taxes..............................    2.2       0.9       1.4      (8.7)      2.2       1.2       2.1        1.2
                                       -----     -----     -----     -----     -----     -----     -----      -----
  Net income (loss)..................    3.1%      1.4%      2.0%    (12.7)%     3.5%      1.9%      3.4%       2.0%
                                       =====     =====     =====     =====     =====     =====     =====      =====

Historically, we have experienced seasonal variability in our quarterly operating results, with higher profits per store in the first and third quarters than in the second and fourth quarters. The seasonal nature of our operating results is expected to continue.

LIQUIDITY AND CAPITAL RESOURCES

Because management generally does not monitor liquidity and capital resources on a segment basis, this discussion is presented on a consolidated basis.

We funded our capital requirements for fiscal 1998, 1999 and 2000 primarily through cash flow generated from operations, but also through borrowings under our line of credit and term loan facility. A private stock offering in fiscal 1999 also contributed to funding our cash needs.

Net cash flow from operations was $7.1 million in fiscal 1998, $11.7 million in fiscal 1999 and $9.0 million in fiscal 2000. Operating cash flow has benefited from an improvement in our net income, net of the impact of the provision for restructuring in fiscal 1999. Operating cash flow has been negatively impacted by additional investments in working capital, primarily accounts receivable and inventories, as a result of the expansion of our off-premises sales programs and the opening of new stores which we either own or supply.

Net cash used for investing activities was $5.9 million in fiscal 1998, $11.8 million in fiscal 1999 and $10.0 million in fiscal 2000. Investing activities primarily consist of capital expenditures for property, plant and equipment. These capital expenditures primarily relate to expenditures to support our off-premises sales programs, maintenance, capital expenditures for existing stores and equipment, development of new stores and the acquisition of stores from existing franchisees.

Net cash provided by (used for) financing activities was ($456,000) in fiscal 1998, $1.5 million in fiscal 1999 and ($84,000) in fiscal 2000. Financing activities in fiscal 1998 consisted primarily of borrowings under our line of credit and payment of cash dividends. Fiscal 1999 financing activities consisted primarily of proceeds from a private stock offering, payment of cash dividends and the issuance of notes. Our financing activities in fiscal 2000 have consisted primarily of borrowings under our line of credit and payment of cash dividends declared in fiscal 1999.

We entered into a new loan agreement on December 29, 1999. This agreement, which is unsecured, provides a $40 million revolving line of credit and a $12 million term loan. The loan agreement expires on July 10, 2002. Under the terms of the loan agreement, interest on the revolving line of credit is paid monthly and charged at either the lender's prime rate less 110 basis points or at the one-month LIBOR rate plus 100 basis points. There is no interest, fee or other charge for the unadvanced portion of the revolving line of credit. A provision of the loan agreement allows us to convert, prior to the expiration date of the agreement, all or a portion of the outstanding principal balance of the revolving line of credit to a term loan for a period of 60, 84 or 120 months. Concerning interest on the term loan, we have the option of either a variable prime rate based method, a variable LIBOR based method or a swap rate based method with a ceiling tied to the prime rate at the time of conversion. As of the date of this prospectus, no amounts from the $40 million revolving line of credit facility have been converted to a term loan. The loan agreement entered into on December 29, 1999, replaced a previous unsecured agreement which had a $28 million revolving line of credit and a $12 million term loan. Other than an increase in the amount of the line of credit facility, all other provisions of the prior loan agreement were essentially the same as those of the current agreement. As of January 30, 2000, $19.3 million was outstanding under the line of credit facility and $3.6 million was outstanding under the term loan. We also have an outstanding letter of credit as of January 30, 2000, which reduces our available line of credit by $1.7 million. On January 31, 2000, we repurchased the New York City territory from an area developer for $6.9 million using funds available under our line of credit. We intend to refranchise this territory to a new area developer, but expect to retain a minority interest.

The $12 million term loan entered into on December 29, 1999, was a continuation of the $12 million term loan contained in the previous loan agreement. Interest on the $12 million term loan is computed on the same basis as the revolving line of credit except that the floor and ceiling rates are 5.500% and 8.125%, respectively. Repayment of this loan began on July 20, 1996, in the amount of monthly principal payments of $200,000 plus interest; the final payment is on June 20, 2001. The term loan may be prepaid without penalty or premium at any time.

The loan agreement entered into on December 29, 1999, requires us to maintain a consolidated tangible net worth of $41 million through January 28, 2001. For each fiscal year thereafter, the agreement requires us to maintain a consolidated tangible net worth of $41 million plus (1) an amount equal to 75% of the net proceeds from this offering and (2) 50% of our net income for each fiscal year. Capital expenditures for each fiscal year are limited to $35 million. The loan agreement also contains covenants which place various restrictions on sales of properties, our ability to enter into collateral repurchase agreements and guaranties, the payment of dividends and other customary financial and nonfinancial covenants.

In the next five years, we will use cash primarily for the following activities:

     - Repayment of borrowings under our loan agreement

     - A distribution of approximately $7 million to our existing shareholders as part of our pre-offering corporate reorganization

     - Remodeling and relocation of selected older company-owned stores

     - Additional mix production capacity to support expansion

     - Joint venture investments in area developer stores

     - General corporate purposes, including working capital needs

Our capital requirements for the items outlined above may be significant. These capital requirements will depend on many factors including our overall performance, the pace of store expansion and company store remodels, the requirements for joint venture arrangements and infrastructure needs for both personnel and facilities. To date, we have primarily relied on cash flow generated from operations and our line of credit to fund our capital needs. We believe that the proceeds from this offering, cash flow generated from operations and our borrowing capacity under our line of credit will be sufficient to meet our capital needs for at least the next 24 months. If additional capital is needed, we may raise such capital through public or private equity or debt financings. Future capital funding transactions may result in dilution to purchasers in this offering. However, there can be no assurance that additional capital will be available or be available on satisfactory terms. Our failure to raise additional capital could have one or more of the following effects on our operations and growth plans over the next five years:

     - Slowing our plans to remodel and relocate older company-owned stores

     - Reducing the number and amount of joint venture investments in area developer stores

     - Slowing the building of our infrastructure in both personnel and facilities

We conduct some of our corporate and store operations from leased facilities and lease certain equipment under operating leases. Generally, these have initial lease periods of five to 18 years, and contain provisions for renewal options of five to ten years.

INFLATION

We do not believe that inflation has had a material impact on our results of operations in recent years. However, we cannot predict what effect inflation may have on our results of operations in the future.

YEAR 2000

The "year 2000 issue" refers to the possible failure of many computer systems that may arise as a result of existing computer software and hardware using only the last two digits to refer to a year.

We believe that the most significant internal risk posed by the year 2000 issue was the possibility of a failure of our accounting systems, either at our corporate offices, at our Winston-Salem manufacturing and distribution facility or at our stores. Third parties whose potential year 2000 problems could have had the greatest effect on us are our banks, the company that processes our payroll and maintains our human resources databases and companies that supply our key raw materials.

Prior to the year 2000 date change, we completed reviews of the ability of our hardware and software serving critical internal functions in our stores and in our corporate offices to accurately handle the transition of dates from 1999 to 2000. As of the date of this prospectus, we estimate that we have spent $1 million for the dual purpose of upgrading the functionality of systems while at the same time achieving year 2000 compliance. Additionally, we have developed contingency plans for critical functions in certain corporate departments and business units to address potential year 2000 issues.

Since entering the year 2000, we have not experienced any significant disruptions to our business, nor are we aware of any significant year 2000 issues impacting our banks, vendors or customers. We will continue to monitor our critical systems over the next several months for any delayed effects of the year 2000 date change, but do not expect any significant exposure from our internal systems or from the actions of our banks, vendors and customers.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

We are exposed to market risk from changes in interest rates on our outstanding bank debt. Our revolving line of credit bears interest at either our lender's prime rate minus 110 basis points or a rate equal to LIBOR plus 100 basis points. We elect the rate on a monthly basis. Additionally, our term loan bears interest under the same method as our revolving line of credit except that the rate is capped with a floor of 5.500% and a ceiling of 8.125%. The interest cost of our bank debt is affected by changes in either prime or LIBOR. Such changes could adversely impact our operating results.

We have no derivative financial interests or derivative commodity instruments in our cash or cash equivalents. On any business day that we have excess cash available, we use it to pay down our revolving line of credit.

We purchase certain commodities such as flour, sugar and soybean oil. These commodities are usually purchased under long-term purchase agreements, generally one to three years, at a fixed price. We are subject to market risk in that the current market price of any commodity item may be below our contractual price. We do not use financial instruments to hedge commodity prices.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued FAS 133, "Accounting for Derivative Instruments and Hedging Activities," effective for years beginning after June 15, 2000, Krispy Kreme's fiscal year 2002. FAS 133 requires that all derivatives be recorded on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in the fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The adoption of FAS 133 is not expected to have a material impact on Krispy Kreme's financial statements.

                                    BUSINESS

OVERVIEW

Krispy Kreme is a leading branded specialty retailer of premium quality doughnuts. We have established Krispy Kreme as a leading consumer brand with a loyal customer base through our longstanding commitment to quality and consistency. We differentiate ourselves by combining quality ingredients and a vertically integrated production process with a unique retail experience featuring our stores' fully displayed production process, or doughnutmaking theater.

In the mid-1990s, we began repositioning Krispy Kreme from a wholesale bakery model to a specialty retail concept. Initiatives supporting the repositioning included increasing the size of our doughnuts, redesigning our stores to enhance the total customer experience and adding channels of distribution where our products are displayed in a manner consistent with our on-premises presentation. As a result of the success of these initiatives, we began expanding nationwide primarily through franchising with experienced, well-capitalized area developers.

We believe that Krispy Kreme has significant opportunities for continued growth. Our sales growth has been driven by new store openings, as well as systemwide comparable store sales growth of 12.7% in fiscal 1998, 9.7% in fiscal 1999 and 14.1% in fiscal 2000. Our success is based on the strengths described below.

COMPETITIVE STRENGTHS

THE UNIVERSAL APPEAL OF OUR PRODUCT. Our market research indicates that Krispy Kreme's breadth of appeal extends across major demographic groups, including age and income. In addition to their taste, quality and simplicity, our doughnuts are an affordable indulgence. This has contributed to many of our customers purchasing doughnuts by the dozen for their office, clubs and family. Demand for our doughnuts occurs throughout the day, with approximately half of our on-premises sales occurring in the morning and half in the afternoon and evening.

A PROVEN CONCEPT. Krispy Kreme is a focused yet versatile concept. Each of our distinctive Krispy Kreme stores is a doughnutmaking theater with the capacity, depending on equipment size, to produce from 2,400 dozen to over 6,000 dozen doughnuts daily. Our stores serve as our primary retail outlets. They are also designed to create a multi-sensory experience around our unique product and production process which is important to our brand-building efforts. In addition to these on-premises sales, we have developed multiple channels of sales outside our stores, which we refer to as off-premises sales. These sales channels improve the visibility of our brand, increase the convenience of purchase and capture sales from a wide variety of settings and occasions. Additionally, the ability to generate sales outside of our stores, utilizing the stores' existing production capacity, minimizes the risk of an underperforming on-premises sales location.

STRONG GROWTH POTENTIAL. With only 144 stores, we believe that we are in the infancy of our growth. Our highest priority expansion plans focus on markets with over 100,000 households. These markets are most attractive because of their dense population characteristics which enable us to achieve economies of scale in local operations infrastructure and brand building efforts. We also believe our universal product appeal, combined with our strategy that utilizes multiple sales channels, will facilitate our expansion into smaller markets.

THE INGREDIENTS FOR MARKET LEADERSHIP. The doughnut industry, an approximately $4.7 billion market in 1998, is large, fragmented and characterized by low-volume outlets with undifferentiated product quality. We believe that we have the ability to become the recognized leader in every market we enter through our unique combination of:

     - A strong brand

     - A highly differentiated product

     - High-volume production capacity

     - A market penetration strategy using multiple sales channels

A PROVEN FRANCHISE SYSTEM. Krispy Kreme is committed to growth through franchising. Our franchisees consist of associates who operate under our original franchising program developed in the 1940s and area developers who operate under our franchising program developed in the mid-1990s. See "-- Store Ownership." We intend to continue to strengthen our franchise system by attracting experienced and well-capitalized area developers who have the management capacity to develop multiple stores. Our development strategy permits us to grow in a controlled manner and enables us to ensure that each area developer strictly adheres to our high standards of quality and service. We prefer that area developers have ownership and successful operating experience in multi-unit food operations within the territory they propose for development. To ensure a consistent high quality product, we require each franchisee to purchase our proprietary mixes and doughnutmaking equipment. We devote significant resources to providing our franchisees with assistance in site selection, store design, employee training and marketing. Many of our franchisees are also our shareholders. Additionally, in the future, we intend to acquire minority equity positions in selected franchisee businesses. We believe that common ownership of equity will serve to further strengthen our relationships and align our mutual interests.

DIRECT STORE DELIVERY CAPABILITIES. Krispy Kreme has developed a highly effective direct store delivery system, or DSD, for executing off-premises sales. We deliver fresh doughnuts, both packaged and unpackaged, to a variety of retail customers, such as supermarkets and convenience stores. Through our company-owned and franchised store operations, our route drivers are capable of taking customer orders and delivering products directly to our customers' retail locations where they are typically merchandised from Krispy Kreme branded displays. We have also developed national account relationships and implemented electronic invoicing and payment systems with some large DSD customers. We believe these competencies, coupled with our premium products, will provide us with significant sales opportunities by allowing us to assume the role of category manager for doughnut products in both the in-store bakery and food service distribution channels.

A CONTROLLED PROCESS ENSURING CONSISTENT HIGH QUALITY. Krispy Kreme has a vertically integrated, highly automated system designed to create quality, consistency and efficiency. Our doughnutmaking process starts well before the store-level operations with:

     - Our owned and operated manufacturing plant which produces our proprietary mixes

     - Our state-of-the-art laboratory that tests all key ingredients and each batch of mix produced

     - Our self-manufactured, custom stainless steel doughnutmaking equipment

Additionally, at the store-level, we provide a 13-week manager training program covering the critical skills required to operate a Krispy Kreme store and a comprehensive training program for all positions in the store. We also provide easy-to-follow procedures for producing and finishing our doughnuts.

A BALANCED FINANCIAL MODEL. Krispy Kreme generates sales and income from three distinct sources: company stores, franchise fees and royalties and a vertically integrated supply chain, which we refer to as Support Operations. In addition to lowering the cost of goods sold for our stores, Support Operations generates attractive margins on sales of our mixes and equipment. Our franchising approach to growth minimizes our capital requirements and provides a highly attractive royalty stream. We believe this financial model provides increased stability to our revenues and earnings and improves our return on investment. Our Company Store Operations, Franchise Operations and Support Operations comprise three reportable segments under generally accepted accounting principles. You can review financial data for these segments in Note 11 to our audited consolidated financial statements.

BUSINESS MODEL

Krispy Kreme is a vertically integrated company structured to support and profit from the high volume production and sale of branded and unbranded high quality doughnut products. "High volume, high quality" has always been the foundation of our economic strategy. Our business is driven by two complementary business units: Store Operations, both company and franchise, and Support Operations. Independently, each is designed to ensure quality and to benefit from economies of scale. Collectively, both function as an integrated, cost-efficient system.

STORE OPERATIONS. Our principal source of revenue is the sale of doughnuts produced and distributed by Store Operations. As part of our unique business model, our stores are both retail outlets and highly automated, high volume producers of our doughnut products and can sell their products through our multiple sales channels.

     - ON-PREMISES SALES. Each of our stores offers at least 15 of our more than 20 varieties of doughnuts, including our signature Hot Original Glazed and nine other prescribed varieties. We also sell our special blend Krispy Kreme coffee, other beverages, other bakery items and collectible memorabilia such as tee shirts, sweatshirts and hats. Fundraising sales, described in "-- Marketing", are another component of on-premises sales. In order to establish our brand identity with the total store experience and because of the higher margins associated with on-premises sales, we plan to focus our initial sales efforts on this channel.

     - OFF-PREMISES SALES. We accomplish off-premises sales through our direct store delivery system which is designed to:

      -- Generate incremental sales

      -- Increase market penetration and brand awareness

      -- Increase customer convenience

      -- Optimize our stores' production capacity

      -- Improve a store's return on investment


As of January 30, 2000, approximately 100 of our stores sold to major grocery store chains, including Kroger (which accounted for 10.2% of our total revenues in fiscal 2000), Food Lion, Giant Food and Acme Markets, and to local and national convenience stores, as well as to select co-branding customers.

SUPPORT OPERATIONS. The mission of our Support Operations is to create competitive advantages for our stores while operating as a profitable business enterprise. We have developed important operating competencies and capabilities which we use to support our stores, including:

     - Strong product knowledge and technical skills

     - Control of all critical production and distribution processes

     - Collective buying power

The basic raw materials used in our products are flour, sugar, shortening and packaging materials. We obtain most of these materials under long-term purchase agreements and in the commodity spot markets. Although we own the recipe to our glaze flavoring -- a key ingredient in many of our doughnuts -- we are currently dependent on a sole source for our supply. However, we are in the process of identifying an alternative source.

We implement the mission of Support Operations through three strategic business units:

     - MIX MANUFACTURING. We produce all of our proprietary doughnut mixes at our manufacturing facility in Winston-Salem, North Carolina. We control production of this critical input in order to ensure that our products meet quality expectations and to maximize our profit potential. Manufacturing and selling our own mixes allows us to capture the profit that normally would accrue to an outside supplier and is more cost effective than purchasing from third party vendors. Our mixes are produced according to our high quality standards which include:

      -- Requiring each carefully selected supplier to meet or exceed industry standards

      -- Receiving truckloads of our main ingredients daily

      -- Testing each incoming key ingredient

      -- Testing each batch of mix

     - EQUIPMENT MANUFACTURING. We manufacture proprietary doughnutmaking equipment which our franchisees are required to purchase. Our carefully engineered equipment, when combined with our proprietary mixes, produces doughnuts with uniform consistency and high quality. Manufacturing our equipment results in several advantages including:

      -- Flexibility. We manufacture several models, with varying capacities, which are capable of producing multiple products and fitting unusual store configurations.

      -- Cost-effectiveness. We believe our costs are lower than if we purchased our equipment from third parties.

      -- Efficiency. We continually refine our equipment design to ensure maximum automation and thereby reduce in-store labor costs and/or improve consistency.

     - DISTRIBUTION CENTER. Also located at our Winston-Salem complex is our distribution center, which is capable of supplying our stores with all of their key supplies including all food ingredients, juices, Krispy Kreme coffee, signage, display cases, uniforms and other items. Stores must use our doughnut mixes and special blend coffee exclusively. In addition, all store operators have agreed contractually through our Supply Chain Alliance Program to purchase all of their requirements for the critical areas of their business through 2002. We believe that our ability to distribute supplies to our operators produces several advantages including:

      -- Economies of scale. We are able to purchase at volume discount prices which we believe are lower than those that would be available to our operators individually. In addition, we are selective in choosing our suppliers and require that they meet certain standards with regard to quality and reliability. Also, inventory is controlled on a systemwide basis rather than at the store level.

      -- Convenience. Our distribution center offers our operators the convenience of one-stop shopping. We are able to supply our operators with all of the key items they need to operate their stores which enables them to focus their energies on running their stores, rather than managing supplier relationships.

KRISPY KREME BRAND ELEMENTS

Krispy Kreme is a blend of several important brand elements which has created a special bond with many of our customers. The key elements are:

     - ONE-OF-A-KIND TASTE. The taste experience of our doughnuts is the foundation of our concept and the common thread that binds generations of our loyal customers. Our doughnuts are made from a secret recipe that has been in our company since 1937. We use only premium ingredients, which are blended by our custom equipment, to create this unique and very special product.

     - DOUGHNUTMAKING THEATERS. Each of our stores showcases our doughnutmaking process. Our goal is to provide our customers with a unique entertainment experience, and in addition, visibly reinforce our commitment to quality and freshness.

     - HOT DOUGHNUTS NOW. The Hot Doughnuts Now sign, when illuminated, is a signal that our Hot Original Glazed are being made. The Hot Doughnuts Now sign is a strong impulse purchase generator and an integral contributor to our brand's mystique. Our Hot Original Glazed are made for several hours every morning and evening, and at other special times during the day.

     - DESTINATION LOCATIONS. Our full-service stores incorporate doughnutmaking theaters, which are designed to produce a multi-sensory customer experience and establish a strong brand identity. Our research indicates that many of our stores have the geographic drawing power comparable to a regional shopping mall and that our customers, on average, drive 14 miles from their homes to our stores.

     - AFFORDABLE INDULGENCES. Our doughnuts are reasonably priced to ensure that they are affordable for the widest audience possible.

     - COMMUNITY RELATIONSHIPS. We are a national company, yet we are committed to strong local community relationships. Our store operators support their local communities through fundraising programs and the sponsorship of charitable events. Many of our loyal customers have warm memories of selling Krispy Kremes to raise money for their schools, clubs and community organizations.

INDUSTRY OVERVIEW

Krispy Kreme competes in the doughnut market, a highly fragmented industry, which, according to industry sources, had sales of approximately $4.7 billion in 1998.

We expect doughnut sales to grow due to a variety of factors, including:

     - The growth in two-income households and corresponding shift to foods consumed away from home

     - Increased snack food consumption

     - Further growth of doughnut purchases from in-store bakeries

We view the fragmented competition in the doughnut industry as an opportunity for our continued growth. We also believe that the premium quality of our products and the strength of our brand will help enhance the growth and expansion of the overall doughnut market.

GROWTH STRATEGY

Krispy Kreme is a proven concept with an established heritage. The strength of our brand and our attractive unit economics position us very well for growth. We plan to increase our revenues and profits by expanding our store base, improving on-premises sales at existing stores, and increasing off-premises sales.

EXPAND OUR STORE BASE. We view our stores as platforms from which we pursue on-premises as well as off-premises sales opportunities. We have existing agreements with our franchisees to open approximately 22 new stores in fiscal 2001 and over 100 new stores between fiscal 2002 and fiscal 2005. This represents 15% store growth in fiscal 2001 and an increase in our store base to over 260 stores by the end of fiscal 2005. The addition of new stores will be accomplished primarily through franchising with area developers following a prescribed development plan for their respective territories. An initial development plan has been created to optimally penetrate territories with over 100,000 households. The plan assumes stores will be built in high density, prime-retailing locations in order to maximize customer traffic and on-premises sales volumes. We believe a territory-based development strategy creates substantial benefits to both Krispy Kreme and our area developers. These benefits include:

     - Real estate procurement and development

     - Scale to cost-justify a strong local support infrastructure

     - Brand building and advertising

     - Ability to make marketwide commitments to chain store customers

With respect to new store growth, we believe that secondary markets in the United States with less than 100,000 households also offer additional sales and profit growth opportunities. Although we operate successfully in some secondary markets today, we believe that our primary expansion territories are sufficient to achieve our intermediate growth objectives.

IMPROVE EXISTING STORES' ON-PREMISES SALES. Our area developers have demonstrated that a store employing our updated design located in a densely populated area is capable of generating and sustaining high volume on-premises sales. Many of our stores built prior to 1997 were designed primarily as wholesale bakeries and their formats and site attributes differ considerably from newer stores. In order to improve the on-premises sales of some of these stores, we plan to remodel many of our company-owned stores and, in some limited instances, close or relocate certain stores to a more dynamic area within their territories. Finally, we consistently evaluate improvements or additions to our product line in order to increase same store sales levels and balance seasonality of sales.

INCREASE OFF-PREMISES SALES. In new markets, we typically focus our initial efforts on on-premises sales and then use the store platform to capitalize on off-premises opportunities. We intend to secure additional grocery and convenience store customers, as well as increase sales to our existing customer base by offering premium quality products, category management and superior customer service. In new markets where capacity utilization remains high solely from servicing on-premises sales, we may develop commissary production facilities to service off-premises sales. We believe that once high brand awareness has been established in a market, a commissary has the potential to improve market penetration and profitability.

UNIT ECONOMICS

We believe that Krispy Kreme unit economics represent an attractive investment opportunity for our area developers and as such are a significant factor contributing to the growth and success of the Krispy Kreme concept.

We estimate that the investment for a new store, excluding land and pre-opening costs, is $500,000 for a building of approximately 3,600 square feet and $500,000 for equipment, furniture and fixtures.

The following table provides certain financial information relating to company-owned and franchised stores. Average weekly sales per store are calculated by dividing store revenues by the actual number of sales weeks included in each period. Company-owned stores' operating cash flow is store revenues less all direct store expenses other than depreciation expenses.

                                                              ---------------------------------------
                                                                            YEAR ENDED
                                                              ---------------------------------------
                                                              FEBRUARY 1,   JANUARY 31,   JANUARY 30,
                                                                     1998          1999          2000
                                                              -----------   -----------   -----------
In thousands
Average weekly sales per store:
  Company-owned.............................................     $  42         $  47         $  54
  Franchised................................................        23            28            38
Company-owned stores' operating cash flow as a percentage of
  store revenues............................................      19.3%         20.3%         23.2%

Average weekly sales for company-owned stores are higher than for franchised stores due to the lower average weekly sales volumes of older associate stores that are included in the franchised stores' calculations. However, franchised stores' average weekly sales have been increasing as higher-volume area developer stores become a larger proportion of the franchised store base. Additionally, new area developer stores' sales are principally on-premises sales, which have higher operating margins than off-premises sales. Company-owned and associate stores generate a significant percentage of revenues from lower-margin off-premises sales.

STORE DEVELOPMENT AND OPERATIONS

SITE SELECTION. Our objective is to create highly visible destination locations. Our comprehensive site selection process focuses on:

     - High volume traffic
     - High household density
     - Proximity to both daytime employment and residential centers
     - Proximity to other retail traffic generators

We work closely with our franchisees to assist them in selecting sites. A site selection team visits each site and the surrounding area before approving a store location. We believe that this process ensures that each new store will comply with our standards.

STORE OPERATIONS. Our new stores are approximately 3,600 square feet. They are equipped with automated doughnutmaking equipment capable of making approximately 240 dozen doughnuts per hour. This capacity can support sales in excess of $100,000 per week. We outline uniform specifications and designs for each Krispy Kreme store and require compliance with our standards regarding the operation of the store, including, but not limited to:

     - Varieties of products
     - Product specifications
     - Sales channels
     - Packaging
     - Sanitation and cleaning
     - Signage
     - Furniture and fixtures
     - Image and use of logos and trademarks
     - Training
     - Marketing and advertising

We also require the use of a computer and cash register system with specified capabilities to ensure the collection of sales information necessary for effective store management. All of our franchisees provide us with weekly sales reports and periodic financial statements.

We routinely assist our franchisees with issues such as:

     - Operating procedures

     - Advertising and marketing programs

     - Administrative, bookkeeping and accounting procedures

     - Public relations

     - Generation of sales and operating data

We also provide an opening team which consists of up to nine people, to provide on-site training and assistance during the first two weeks of operation for each initial store opened by a new franchisee. The number of opening team members providing this assistance is reduced with each subsequent store opening.

Our stores which engage in off-premises sales typically operate on a 24-hour schedule. Other stores generally operate from 5:30 a.m. to 1:00 a.m. seven days a week, excluding Christmas. Traditionally, our sales have been slower during the Christmas holiday season and the summer months.

QUALITY STANDARDS AND CUSTOMER SERVICE. We encourage all of our employees to be courteous, helpful, knowledgeable and attentive. We emphasize the importance of performance by linking a portion of both a company store manager's and an assistant store manager's incentive compensation to profitability and customer service. We also encourage high levels of customer service and the maintenance of our high quality standards by frequently monitoring our stores through a variety of methods including periodic quality audits and "mystery shoppers." In addition, our Customer Experience Department handles customer comments and also conducts routine satisfaction surveys of our off-premises customers.

MANAGEMENT AND STAFFING. It is important that our corporate staff and store managers work as a team. Our Senior Vice President, Company Store and Associate Operations, and Senior Vice President, Area Developer Operations report to our Chief Operating Officer. Together, they are responsible for corporate interaction with our store operations division and store management. Through our divisional directors, each of whom is responsible for a specific geographic region, we communicate frequently with all store managers and their staffs using: store audits; weekly communications by telephone or e-mail; and scheduled and surprise store visits.

We offer a comprehensive 13-week training program, conducted both at our headquarters and at designated stores, which provides store managers the critical skills required to operate a Krispy Kreme store. We plan to add computer-based training modules that will enhance the program.

Our staffing varies depending on a store's size, volume of business, and number of sales channels. Stores with sales through all sales channels have approximately 35 employees handling on-premises sales, processing, production, bookkeeping and sanitation and between 2-15 delivery personnel. Area developers frequently hire employees from leasing agencies and employ staff based on store volume and size. Hourly employees, along with delivery personnel, are trained by local store management through hands-on experience and training manuals.

We believe that our success is a natural result of the growth and development of our people. We are developing a career model for both management and non-exempt employees which will focus on personal development and career growth. The program will link an individual's economic, career and personal goals with our corporate and store-level goals.

STORE OWNERSHIP

We divide our stores into three categories of ownership: company stores, associate stores and area developer stores. We refer to associates and area developers as franchisees, collectively.

COMPANY STORES. Krispy Kreme owned 58 stores as of January 30, 2000. Most of these stores were developed between 1937 and 1996. These stores:

     - Were designed as wholesale bakeries

     - Generate a majority of their sales volume through off-premises sales

     - Are located in the Southeast

     - Are larger than new Krispy Kreme stores

ASSOCIATES. We had 25 associates who operated 49 stores as of January 30, 2000. Associate stores have attributes which are similar to those of company stores. This group generally concentrates on growing sales within their current base of stores rather than developing new stores or new territories. With two exceptions, associates are not obligated to develop additional stores within their territories. We cannot grant licenses to other franchisees or sell products bearing the Krispy Kreme brand name within an associate's territory during the term of their license agreement.

Associates are typically parties to 15-year licensing agreements which generally permit them to operate stores using the Krispy Kreme system within a specific territory. Associates pay royalties of 3.0% of on-premises sales and 1.0% of all other sales, with the exception of private label sales for which there are no royalties. They are not currently required to contribute to the public relations and advertising fund. Our associates who are shareholders are parties to franchise agreements which will be extended automatically for a period of 20 years following this offering and thereafter are renewed automatically for five-year periods, unless previously terminated by either party. We do not plan to license any new Krispy Kreme franchisees under the terms of the associate license agreement.

AREA DEVELOPERS. In the mid-1990s, we began to strategically expand nationally to new territories through area developers. Under this structure, we license territories, usually defined by metropolitan statistical areas, to area developers who are capable of developing a prescribed number of stores within a specified time period. Area developer stores typically are designed and developed in locations favorable to achieving high volume on-premises sales, although they are also equipped to generate off-premises sales.

As of January 30, 2000, we had 14 area developers operating 37 stores with contractual commitments to open over 140 stores in their territories during their initial development schedule. We repurchased the New York City territory from an area developer on January 31, 2000. We intend to refranchise this territory to a new area developer, but expect to retain a minority interest. In addition, we initially anticipate having a majority interest in the Northern California area developer, which has an initial development schedule to open 24 stores.


Preferred area developer candidates are multi-unit food operators with a high level of knowledge about the local territory or territories they will develop. They must have a proven financial capability to fully develop their territories. Our strategy is to grow primarily through area developers. Our area developer program includes a royalty and fee structure that is more attractive to Krispy Kreme than that of our associate program, as well as territory development requirements.


Each of our area developers is required to enter into two types of agreements: a development agreement which establishes the number of stores to be developed in an area and a franchise agreement for each store which they open. Area developers typically pay franchise fees ranging from $20,000 to $40,000 for each store which they develop.

Our current standard franchise agreement provides for a 15-year term. The agreement is renewable subject to our discretion and can be terminated for a number of reasons including the failure of the franchisee to make timely payments within applicable grace periods subject to state law. Area developers pay a 4.5% royalty fee on all sales and are required to contribute 1.0% of all sales to a company-administered public relations and advertising fund.

In addition to a franchise agreement, all area developers have signed development agreements which require them to develop a specified number of stores on or before specific dates. Generally, these agreements have a five-year term. If area developers fail to develop their stores on schedule, we have the right to terminate the agreement and develop company-owned stores, or develop stores through new area developers or joint ventures.

Generally, we do not provide financing to our franchisees. We do, however, have a program permitting franchisees to lease proprietary Krispy Kreme equipment from our primary bank, and we will guarantee the leases. Currently, one franchisee has taken advantage of this program, and we do not anticipate that the program will grow substantially.

MARKETING

Krispy Kreme's approach to marketing is a natural extension of our brand equity, brand attributes, relationship with our customers, and our values. We believe we have a responsibility to our customers to engage in marketing activities that are consistent with, and further reinforce, their confidence and strong feelings about Krispy Kreme. Accordingly, we have established certain guiding brand principles which include:

     - We will not attempt to define the Krispy Kreme experience for our customer

     - We prefer to have our customers tell their Krispy Kreme stories and share their experiences with others

     - We will focus on enhancing customer experiences through product-focused, value-added activities

     - We will develop local, community-based relationships in all Krispy Kreme markets

To build our brand and drive our comparable store sales in a manner aligned with our brand principles, we have focused our marketing activities in the following areas:

STORE EXPERIENCE. Our stores are where customers first experience a Hot Original Glazed. Customers know that when our Hot Doughnuts Now sign in the store window is illuminated, they can see our doughnuts being made and enjoy a Hot Original Glazed within seconds after it passes through the glaze waterfall. We believe this begins a lifetime relationship with our customers and forms the foundation of the Krispy Kreme experience.

RELATIONSHIP MARKETING. Most of our brand-building activities are grassroots-based and focus on developing relationships with various constituencies, including consumers, schools, communities and businesses. Specific initiatives include:

     - Product donations to local radio and television stations, schools, government agencies, and other community organizations

     - Good neighbor product deliveries to create trial uses

     - Sponsorship of local events and nonprofit organizations

     - A "Good Grades Program" which recognizes scholastic achievement with certificates and free doughnuts

     - Our "Krispy Kreme Ambassador Program" which enlists our fans as ambassadors in new markets to generate awareness and excitement around a new store opening

FUNDRAISING SALES. Fundraising sales are high volume sales to local charitable organizations at discounted prices. Charities in turn resell our products at prices which approximate retail. We believe that providing a fundraising program to local community organizations and schools helps demonstrate our commitment to the local community, enhances brand awareness, increases consumer loyalty and attracts more customers into our stores.

PRODUCT PLACEMENT. Since fiscal 1997, as we began growing nationally, there has been a significant increase in our product placements and references to our products on television programs and in selected films, including NBC Today Show, Rosie O'Donnell, The Tonight Show with Jay Leno, Ally McBeal, NYPD Blue, The Practice and Primary Colors. We have been mentioned in more than 80 television shows during 1998 and 1999. We have also been featured or mentioned in over 1,000 print publications in those two years, including The Wall Street Journal, The New York Times, the Washington Post, the Los Angeles Times, Forbes and Fast Company. We believe the increasing number of placements and references are a reflection of the growing interest in our product and brand.

ADVERTISING. Relationship marketing and product placement have been central to building our brand awareness. Although our marketing strategy has not historically employed traditional advertising, we intend to develop and test media advertising in a manner consistent with our brand principles.

STORE LOCATIONS AND OTHER PROPERTIES

STORES. As of January 30, 2000, there were 144 Krispy Kreme stores operating in 27 states, 58 of which were owned by us, 37 of which were owned by area developers and 49 of which were owned by associates. The following map and table shows the geographic location of these stores by ownership category.

              (MAP AND LIST SHOWING KRISPY KREME STORE LOCATIONS)

All of our stores, except for our Charlotte manufacturing facility, have on-premises sales, and 97 stores also engage in off-premises sales.

Of the 58 stores we operated ourselves as of January 30, 2000, we owned the land and buildings for 32 stores. We leased both the building and the land for 11 stores. We leased only the building for six stores, and we leased only the land for nine stores.

SATELLITE STORES. Our franchisees operated 15 satellite locations as of January 30, 2000. A satellite location is a retail doughnut store that does not produce doughnuts on site. Satellite locations are supplied with doughnuts from another local Krispy Kreme store that has production capability.

SPECIAL PRODUCTION FACILITIES. The manufacturing facility in Charlotte, North Carolina produces doughnuts and other bakery items, such as honey buns, fruit pies, dunkin sticks and miniature doughnuts for off-premises sales.

OTHER PROPERTIES. Our corporate headquarters is located in Winston-Salem, North Carolina. We occupy this facility of approximately 35,000 square feet under a lease which expires on December 31, 2009, with one five-year renewal option. We also own a 137,000 square foot manufacturing plant and distribution center in Winston-Salem.

MANAGEMENT INFORMATION SYSTEMS

Krispy Kreme has a management information system that allows for the rapid communication of extensive information among our corporate office, support operations, company stores, associates and area developers. Our franchisees and other affiliates connect to this system through our Intranet and have access to e-mail and the ability to provide financial reporting. We have adopted a balanced scorecard approach for measuring key performance drivers in each of our business units. Scorecard data are generated internally through our management information system.

An enterprise resource planning system supports all major financial and operating functions within the corporation including financial reporting, inventory control and human resources. A comprehensive data warehouse system supports the financial and operating needs of our Store Operations and Support Operations.

All company stores have been retrofitted with a Windows NT-based point of sale, or POS, system. This POS system provides each store with the ability to more closely manage on-premises and off-premises sales while providing a kiosk into our Intranet. We poll the sales information from each store's POS system which gives us the ability to analyze data regularly. Daily two-way electronic communication with our stores permits sales transactions to be uploaded and price changes to be downloaded to in-store POS servers.

Direct store delivery sales operations have access to an internally-developed route accounting system networked into the corporate Intranet. Information from these systems is polled weekly and aggregated into the corporate manufacturing data warehouse.

All information technology hardware, including POS systems, is leased.

COMPETITION

Our competitors include retailers of doughnuts and snacks sold through supermarkets, convenience stores, restaurants and retail stores. We compete against Dunkin' Donuts, which has the largest number of outlets in the doughnut retail industry, as well as against regionally and locally owned doughnut shops. We compete on elements such as food quality, concept, convenience, location, customer service and value. Customer service, including frequency of deliveries and maintenance of fully stocked shelves, is an important factor in successfully competing for shelf space in grocery stores and convenience stores.

We believe that our controlled process, which ensures the high volume production of premium quality doughnuts, makes us strong competitors in both food quality and value. Through our comprehensive site selection process and uniform store specifications and designs, we identify premier locations that are highly visible and increase customer convenience.

We believe that in the in-store bakery market, many operators are looking for cost-effective alternatives to making doughnuts on-site. With a quality product and recognized brand name, Krispy Kreme has been able to provide a turnkey program that is profitable for the grocer. In addition, we also believe that we compete effectively in convenience stores. There is an industry trend moving towards expanded fresh product offerings during morning and evening drive times, and products are either sourced from a central commissary or brought in by local bakeries. Krispy Kreme provides a fresh daily delivery, merchandised in an attractive branded display which retailers must use to participate in the program. Through effective signage and merchandising, operators are able to draw customers into the store, thus gaining add-on sales. As category management increases in this segment, growth will come from increased market penetration and enhanced display opportunities for our products.

In the packaged doughnut market we offer a full product line of doughnuts and snacks that are sold on a consignment basis and are typically merchandised on a free-standing branded display. We compete primarily with other well known producers of baked goods such as Hostess and Dolly Madison and some regional brands.

TRADEMARKS

Our doughnut shops are operated under the Krispy Kreme name and we use over 40 federally registered trademarks, including "Krispy Kreme" and "Hot Doughnuts Now" and the logos associated with these marks. We have also registered some of our trademarks in approximately 20 other countries. We license the use of these trademarks to our franchisees for the operation of their doughnut shops. We also license the use of certain trademarks to convenience stores and grocery stores in connection with the sale of some of our products at those locations.

Although we are not aware of anyone else who is using "Krispy Kreme" or "Hot Doughnuts Now" as a trademark or service mark, we are aware that some businesses are using "Krispy" or a phonetic equivalent, such as "Crispie Creme," as part of a trademark or service mark associated with retail doughnut stores. There may be similar uses we are unaware of which could arise from prior users. We aggressively pursue persons who unlawfully and without our consent use our trademarks.

GOVERNMENT REGULATION

LOCAL REGULATION. Our stores are subject to licensing and regulation by a number of government authorities, which may include health, sanitation, safety, fire, building and other agencies in the states or municipalities in which our doughnut shops are located. Developing new doughnut stores in particular areas could be delayed by problems in obtaining the required licenses and approvals or by more stringent requirements of local government bodies with respect to zoning, land use and environmental factors. Our standard development and franchise agreements require our area developers and associates to comply with all applicable federal, state and local laws and regulations, and indemnify us for costs we may incur attributable to their failure to comply.

FOOD PRODUCT REGULATION. Our doughnut mixes are produced at our manufacturing facility in Winston-Salem, North Carolina. The North Carolina Department of Agriculture has regulatory power over food products shipped from this facility, as well as from Krispy Kreme's commissary in Charlotte, North Carolina. Similar state regulations may apply to products shipped from our doughnut shops to grocery or convenience stores. Many of our grocery and convenience store customers require us to guarantee our products' compliance with applicable food regulations.

As is the case for other food producers, numerous other government regulations apply to our products. For example, the ingredient list, product weight and other aspects of our product labels are subject to state and federal regulation for accuracy and content. Most states will periodically check the product for compliance. The use of various product ingredients and packaging materials is regulated by the U.S. Department of Agriculture and the Federal Food and Drug Administration. Conceivably, one or more ingredients in our products could be banned and substitute ingredients would then need to be found.

FRANCHISE REGULATION. We must comply with regulations adopted by the Federal Trade Commission, or the FTC, and with several state laws that regulate the offer and sale of franchises. The FTC's Trade Regulation Rule on Franchising, or the FTC Rule, and certain state laws require that we furnish prospective franchisees with a franchise offering circular containing information prescribed by the FTC Rule and applicable state laws and regulations.

We also must comply with a number of state laws that regulate some substantive aspects of the franchisor-franchisee relationship. These laws may limit a franchisor's ability to: terminate or not renew a franchise without good cause; prohibit interference with the right of free association among franchisees; disapprove the transfer of a franchise; discriminate among franchisees with regard to charges, royalties and other fees, and place new stores near existing franchises. To date, these laws have not precluded us from seeking franchisees in any given area and have not had a material adverse effect on our operations.

Bills intended to regulate certain aspects of franchise relationships have been introduced into Congress on several occasions during the last decade, but none has been enacted.

EMPLOYMENT REGULATIONS. We are subject to state and federal labor laws that govern our relationship with employees, such as minimum wage requirements, overtime and working conditions and citizenship requirements. Many of our on-premises and delivery personnel are paid at rates related to the federal minimum wage. Accordingly, further increases in the minimum wage could increase our labor costs. Furthermore, the work conditions at our facilities are regulated by the Occupational Safety and Health Administration and subject to periodic inspections.

OTHER REGULATIONS. We have several contracts to serve United States military bases, which require compliance with certain applicable regulations. The stores which serve these military bases are subject to health and cleanliness inspections by military authorities. These accounts are not material to our overall business. We are also subject to federal and state environmental regulations, but we currently believe that these will not have a material effect on our operations.

EMPLOYEES

As of January 30, 2000 we had 3,016 employees. Of these, 190 were employed in our administrative offices and 122 were employed in our manufacturing and distribution centers. In our company-owned stores and commissaries, we have 2,704 employees. Of these, 2,466 are full-time, including 204 managers and administrators.

None of our employees are parties to a collective bargaining agreement, although we have experienced occasional unionization initiatives. We believe our relationships with our employees are good.

LEGAL PROCEEDINGS

On March 9, 2000, we, our Chairman, President and Chief Executive Officer and other persons were named as defendants in a lawsuit (Kevin L. Boylan and Bruce Newberg v. Golden Gate Doughnuts, LLC, Krispy Kreme Doughnuts Corporation, Krispy Kreme Doughnuts, Inc., Scott Livengood, Brad Bruckman, and Does 1 through 20, Superior Court for the County of Los Angeles, California, Case No. RC226214). The plaintiffs allege that we and other defendants breached an agreement regarding plaintiffs' participation in a franchise operation in Northern California. The complaint, which asserts breach of contract, promissory estoppel, intentional interference with contract and business relations and breach of fiduciary duty claims, seeks unspecified money damages in an amount to be proven at trial, but not less than $10 million. The complaint also seeks punitive damages. Although we had been negotiating with the plaintiffs with respect to their participation in the Northern California franchise, numerous material differences regarding the terms and conditions of their participation were never resolved. As a result, no oral agreement was ever reached and no written agreement was executed. Because the case has only recently been filed, it is difficult to predict its outcome. However, based on the information presently available to us, and our preliminary review of the allegations and relevant facts, we believe the complaint has no merit and will vigorously defend the lawsuit.

From time to time, we are subject to other claims and suits arising in the course of our business, none of which we believe is likely to have a material effect on our financial condition or results of operations.

OUR PRE-OFFERING REORGANIZATION AND OTHER MATTERS

Currently, all of the stock of Krispy Kreme Doughnuts, Inc. is owned by Krispy Kreme Doughnut Corporation, which was incorporated in 1982. Krispy Kreme Doughnuts, Inc., the issuer of the common stock offered by this prospectus, was incorporated in North Carolina in 1999 to be the holding company for Krispy Kreme Doughnut Corporation and its other subsidiaries. This will be effected through a corporate reorganization in the form of a merger in which each outstanding share of common stock of Krispy Kreme Doughnut Corporation will be converted into the right to receive 20 shares of common stock of Krispy Kreme Doughnuts, Inc. and $15.00 in cash. This merger will occur prior to the closing of this offering.

As a result of the merger, Krispy Kreme Doughnut Corporation will become a wholly-owned subsidiary of Krispy Kreme Doughnuts, Inc., and all the shareholders of Krispy Kreme Doughnut Corporation will become shareholders of Krispy Kreme Doughnuts, Inc. We believe that the holding company structure will provide greater organizational flexibility and broaden the alternatives available for future financings. The new holding company structure will create a framework for future growth, promote new business opportunities and facilitate the formation of joint ventures or other business combinations with third parties.

After this offering, we intend to furnish to our shareholders annual reports containing audited financial statements and quarterly reports containing unaudited interim financial information for the first three quarters of each fiscal year.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

The following contains information concerning our directors and executive officers as of January 30, 2000, each of whom will continue to serve in the following capacities for both us and our operating subsidiary after this offering:

------------------------------------------------------------------------------------------------
                                                                                      DIRECTOR
NAME                       AGE   POSITION                                           TERM EXPIRES
------------------------------------------------------------------------------------------------
Scott A. Livengood.......  47    Chairman of the Board of Directors, President and      2001
                                 Chief Executive Officer
John N. McAleer..........  41    Vice Chairman of the Board of Directors and            2002
                                 Executive Vice President, Concept Development
J. Paul Breitbach........  62    Executive Vice President, Finance, Administration        --
                                 and Support Operations
Margaret M. Urquhart.....  50    Executive Vice President and Chief Operating             --
                                 Officer
Randy S. Casstevens......  34    Senior Vice President, Finance and Secretary             --
L. Stephen Hendrix.......  50    Senior Vice President, Company Store and                 --
                                 Associate Operations
Michelle P. Parman.......  37    Senior Vice President, Corporate Development             --
Robert H. Vaughn, Jr.....  43    Senior Vice President, Area Developer Operations         --
Philip R.S. Waugh, Jr....  39    Senior Vice President, Franchise Development             --
Frank E. Guthrie.........  60    Director                                               2000
William T. Lynch, Jr.....  57    Director                                               2002
Joseph A. McAleer, Jr....  49    Director                                               2001
Robert L. McCoy..........  50    Director                                               2000
Robert J. Simmons........  76    Director                                               2000
Steven D. Smith..........  46    Director                                               2001
Robert L. Strickland.....  68    Director                                               2002

---------------

SCOTT A. LIVENGOOD has been employed by Krispy Kreme since 1978. He was appointed Chairman of the board of directors in October 1999. He has served as Chief Executive Officer since February 1998 and as President since August 1992. From August 1992 to January 1998, Mr. Livengood was also Chief Operating Officer. He has served as a director since February 1994.

JOHN N. MCALEER has been employed by Krispy Kreme since 1981. Mr. McAleer has served as Executive Vice President, Concept Development and as Vice Chairman of the board of directors since October 1999. He has also served as Executive Vice President, Brand Development from March 1998 until October 1999, Executive Vice President, Marketing from August 1992 until March 1998 and as Senior Vice President, Marketing, Real Estate and Construction from September 1990 until August 1992. Mr. McAleer has served as a director since September 1990 and served as Chairman of the board of directors from February 1998 until October 1999. Mr. McAleer is the brother of Mr. Joseph A. McAleer, Jr., another member of the board of directors.

J. PAUL BREITBACH has been employed by Krispy Kreme since November 1992 as Executive Vice President, Finance, Administration and Support Operations. From 1973 to November 1992, Mr. Breitbach was a partner at the accounting firm of Price Waterhouse, and from 1983 to 1992 was managing partner of that firm's Winston-Salem, North Carolina office. From 1987 to 1992 he was also group managing partner for all Price Waterhouse offices in North Carolina and South Carolina. Mr. Breitbach is a certified public accountant.

MARGARET M. URQUHART has been employed with Krispy Kreme as Executive Vice President and Chief Operating Officer since December 1999. Prior to joining Krispy Kreme, Ms. Urquhart was President of Lowes Foods, a supermarket chain, since November 1995. From July 1993 until November 1995, Ms. Urquhart was President of Spurwink Consulting Group, a consulting firm advising national consumer goods manufacturers and retailers. Previously, she was employed for 17 years in various capacities with Hannaford Bros. Co., a supermarket chain, including as President of its subsidiary, Wellby Super Drug Stores.

RANDY S. CASSTEVENS has been employed by Krispy Kreme since 1993. Mr. Casstevens has served as Senior Vice President, Finance, since April 1998 and as Secretary since November 1995. Prior to joining Krispy Kreme, Mr. Casstevens was employed by Price Waterhouse from 1987 to 1993. Mr. Casstevens is a certified public accountant.

L. STEPHEN HENDRIX has been employed by Krispy Kreme since January 1978. From October 1993 to March 1995, Mr. Hendrix served as Senior Vice President, Development. Mr. Hendrix has served as Senior Vice President, Company Store and Associate Operations, since March 1995.

MICHELLE P. PARMAN has been employed by Krispy Kreme since 1993. Ms. Parman has served as Senior Vice President, Corporate Development since April 1998. Previously, she served as Vice President, Strategic Planning. Before joining Krispy Kreme, Ms. Parman was employed by Price Waterhouse from 1984 to 1993. Ms. Parman is a certified public accountant.

ROBERT H. VAUGHN, JR. has been employed by Krispy Kreme since March 1998. Mr. Vaughn has served as Senior Vice President, Area Developer Operations since December 1999. Previously, he served as Senior Vice President, Sales and Marketing. From January 1993 to March 1998, Mr. Vaughn was President of Gullwing Productions, a licensed apparel company. Mr. Vaughn also served in various capacities with Hanes Printables, a printed and embroidered sportswear manufacturer and a division of Sara Lee Knit Products and the Sara Lee Corporation, from September 1987 until November 1992.

PHILIP R.S. WAUGH, JR. has been employed by Krispy Kreme since May 1993. He has served as Senior Vice President, Franchise Development since April 1998. Previously, he served as Vice President, Franchising. From October 1991 until he joined Krispy Kreme, Mr. Waugh served as Vice President, Corporate Banking with Southern National Bank of North Carolina. From 1982 until October 1991, he served in various capacities with Wachovia Bank, N.A. Mr. Waugh is a co-owner of Midwest Doughnuts, LLC, our Kansas City franchisee.

FRANK E. GUTHRIE has been a director since February 1994. Mr. Guthrie has been President of Magic City Doughnuts Corp., our Orlando area franchisee, since 1998, and co-owns that company with another one of our directors, Mr. McCoy. He has also been President and owner of Classic City Doughnuts Corp., our Athens, Georgia franchisee, since 1992. Additionally, he has been employed by Augusta Doughnut Company, our Augusta, Georgia franchisee, in various capacities since 1961, and he is currently its President and majority owner.

WILLIAM T. LYNCH, JR. has been a director since November 1998. He has served as President and Chief Executive Officer of Liam Holdings LLC, a marketing and capital management firm, since

April 1997. Mr. Lynch retired as President and Chief Executive Officer of Leo Burnett Co. in March 1997 after serving with that advertising agency for 31 years.

JOSEPH A. MCALEER, JR. has been a director since May 1988. Mr. McAleer served as Chairman of the board of directors and Chief Executive Officer from September 1995 until his retirement from Krispy Kreme in January 1998. He also served as President from May 1988 until August 1992 and as Chief Operating Officer from May 1988 until August 1992. Mr. McAleer is a co-owner with Mr. Smith, another one of our directors, of Dallas Doughnuts, our Dallas/Fort Worth franchisee. Mr. McAleer is also manager and owner of Mackk LLC, our Mobile, Alabama franchisee. Mr. McAleer is the brother of John N. McAleer, Vice Chairman of our board of directors.

ROBERT L. MCCOY has been a director since February 1994. Mr. McCoy has been President and majority owner of Gulf Florida Doughnut Corp., our Tampa, Florida franchisee, since November 1983, and he is Vice President and co-owner of Magic City Doughnuts with Mr. Guthrie.

ROBERT J. SIMMONS has been a director since May 1989. Since 1970, he has also been the President and majority owner of Simac, Inc., our Akron, Ohio franchisee.

STEVEN D. SMITH has been a director since April 1991. Since April 1997, Mr. Smith has been President, and a co-owner with Mr. Joseph A. McAleer, Jr., of Dallas Doughnuts. He has also been President and majority owner of Dales Doughnut Corp., our Tallahassee and Panama City, Florida franchisee, since 1985 and Dales of Dothan, Inc., our Dothan, Alabama franchisee, since 1991. He has also been the Chief Executive Officer and owner of Smiths Doughnuts Inc., our Tuscaloosa, Alabama franchisee, since 1994.

ROBERT L. STRICKLAND has been a director since November 1998. Mr. Strickland retired as Chairman of the Board of Directors of Lowe's Companies, Inc., a home improvement retailer, in January 1998, after 41 years of service. He is still a director of Lowe's. Mr. Strickland is also a director of T. Rowe Price Associates, an investment management firm, and Hannaford Bros. Co., a supermarket chain.

BOARD OF DIRECTORS

CLASSIFICATION OF DIRECTORS

The board of directors is divided into three classes under our articles of incorporation. Class I consists of three directors who will stand for election at the annual meeting of shareholders to be held in 2000. Class II consists of three directors who will stand for election at the annual meeting of shareholders to be held in 2001. Class III consists of three directors who will stand for election at the annual meeting of shareholders to be held in 2002.

We intend to nominate two additional independent directors for election to the board shortly after this offering. After their initial term following this offering, directors in each class will serve for a term of three years. Our bylaws provide that directors can be removed only with cause by a two-thirds majority of the shareholders. Officers are chosen by and serve at the discretion of the board of directors.

BOARD COMMITTEES

The audit committee has the responsibility to review our audited consolidated financial statements and accounting practices and to consider and recommend the employment of, and approve the fee arrangements with, independent accountants for both audit functions and for advisory and other consulting services. Messrs. William T. Lynch, Jr., Steven D. Smith, Frank E. Guthrie and Robert J. Simmons comprise the members of the audit committee.

The compensation committee reviews and approves the compensation and benefits for our executive officers and the employee benefit plans for all other employees. It makes recommendations to our board of directors regarding these matters. Messrs. Robert L. Strickland, Robert L. McCoy and Joseph A. McAleer, Jr. comprise the members of the compensation committee.

EXECUTIVE COMPENSATION

The table below provides information concerning the total compensation received for services rendered to Krispy Kreme during its fiscal year ended January 30, 2000 by our chief executive officer and Krispy Kreme's four other highest paid executive officers, who are referred to as the named officers. "Other annual compensation" includes perquisites and other personal benefits paid to each of the named officers, such as automobile allowances, club dues and medical insurance premiums.

Amounts under "LTIP Payouts" represent bonuses paid to cover loan repayments due to Krispy Kreme in connection with the recognition of income upon the conversion of the Long-Term Incentive Plan, or LTIP, by the named officer. See "-- Other compensation -- Conversion of the Long-Term Incentive Plan" for more information. Amounts under "All Other Compensation" represent the dollar value of bonuses credited to the named officers under our stock bonus plans. See
"-- Other Compensation -- Stock Bonus Plan" and "-- Supplemental Retirement
Plan."

Fiscal 2000 Summary Compensation Table


                            ---------------------------------------------------------------------------------
                                                                    LONG-TERM COMPENSATION
                                   ANNUAL COMPENSATION           -----------------------------
                            ----------------------------------        COMMON SHARES
                                                  OTHER ANNUAL           UNDERLYING       LTIP      ALL OTHER
NAMED OFFICER                 SALARY      BONUS   COMPENSATION              OPTIONS    PAYOUTS   COMPENSATION
-------------               --------   --------   ------------   ------------------   --------   ------------
Scott A. Livengood........  $332,446   $450,339     $66,751           580,000         $151,098   $  46,331
  Chairman of the Board,
    President and Chief
    Executive Officer
J. Paul Breitbach.........   234,731    298,611      57,547           150,000          162,434      33,169
  Executive Vice
    President, Finance,
    Administration and
    Support Operations
John N. McAleer...........   199,845    254,232      52,903           150,000           80,636      28,240
  Vice Chairman of the
    Board and Executive
    Vice President,
    Concept Development
L. Stephen Hendrix........   130,091    125,877      31,824            60,000           35,729      16,534
  Senior Vice President,
    Company Store and
    Associate Operations
Robert H. Vaughn, Jr......   139,792    133,377       3,372            60,000               --      16,425
  Senior Vice President,
    Area Developer
    Operations


STOCK OPTIONS

In fiscal 1999, we established the 1998 Stock Option Plan. Under the terms of the plan, as amended, 2,153,000 shares of our common stock are reserved for issuance to employees and directors. Grants may be made to participants in the form of either incentive stock options or nonqualified stock options. A board committee is granted discretion to administer the plan. Options granted to employees under the plan vest ratably over a three-year period commencing with the second anniversary of the grant date. Options granted to directors under the plan vest ratably over a three-year period commencing on the grant date of the options.

In fiscal 1999, 1,558,000 options were granted to all employees as a group, and 273,000 options were granted to non-employee directors. All such grants were made under our 1998 stock option plan, as amended, and are nonqualified stock options. The options are for a term of ten years. Under the terms of the plan, any forfeitures of options by participants for any reason will be granted to Mr. Livengood, up to a maximum of 140,000 shares. All shares of our common stock acquired pursuant to the exercise of stock options are subject to a stock purchase agreement and, at the board committee's discretion, a separate voting agreement, neither of which will be in effect following the completion of this offering. No options were granted to the named officers in fiscal 2000.

The following table shows information concerning stock options held by each of the named officers at January 30, 2000. None of the named officers held exercisable options as of that date. The value of unexercised in-the-money options assumes the fair value at fiscal year end was $19.00 per share, which is the mid-point of the range shown on the cover page of this prospectus.

Fiscal Year End Option Values

                                                       -----------------------------------------------
                                                                                              VALUE OF
                                                                                           UNEXERCISED
                                                                    COMMON SHARES         IN-THE-MONEY
                                                           UNDERLYING UNEXERCISED              OPTIONS
NAMED OFFICER                                          OPTIONS AT FISCAL YEAR END   AT FISCAL YEAR END
-------------                                          --------------------------   ------------------
Scott A. Livengood...................................           580,000                 $8,015,600
J. Paul Breitbach....................................           150,000                  2,073,000
John N. McAleer......................................           150,000                  2,073,000
L. Stephen Hendrix...................................            60,000                    829,200
Robert H. Vaughn, Jr.................................            60,000                    829,200

RETIREMENT INCOME PLAN FOR KEY EMPLOYEES

Effective May 1, 1994, we established a noncontributory, nonqualified defined benefit pension plan known as the Retirement Income Plan for Key Employees for certain of our key employees. The benefits under the retirement plan are based on years of service after 1993 and average final compensation during the employee's career.

The following table shows estimated annual benefits payable to participants in the retirement plan upon retirement at age 65 at the specified remuneration in the various years of service classifications:

Retirement Plan Table

                                                          ---------------------------------------
                                                                                 YEARS OF SERVICE
                                                          ---------------------------------------
FINAL AVERAGE COMPENSATION                                     15        20         25         30
--------------------------                                -------   -------   --------   --------
$100,000................................................  $15,000   $20,000   $ 25,000   $ 30,000
$200,000................................................   30,000    40,000     50,000     60,000
$300,000................................................   45,000    60,000     75,000     90,000
$400,000................................................   60,000    80,000    100,000    120,000

Except for Mr. Vaughn, each of the named officers has five years of credited service. Final average compensation is based solely on the officer's salary. Benefits are computed on a straight-life annuity basis and are not subject to any deductions.

OTHER COMPENSATION

Conversion of the Long-Term Incentive Plan

The Employees' Long-Term Incentive Plan, or the LTIP, enabled eligible employees to defer some or all of bonuses earned under our incentive compensation plans. The deferred amounts were converted to units of phantom stock based on a formula contained in the LTIP. The phantom stock units granted under the LTIP were credited with dividends in a manner identical to our common stock. Pursuant to the terms of the LTIP, a participant's account was to be distributed to him in accordance with the deferral election made by the participant.

In fiscal 1999, we determined that it was in Krispy Kreme's best interest to liquidate the LTIP. Accordingly, we undertook a conversion program whereby phantom stock units under the LTIP were converted into an equivalent number of actual shares of Krispy Kreme common stock. Participants who elected to participate in the conversion received a distribution of shares of our common stock. Non-participants received a cash payout. All shares so distributed are subject to a stock purchase agreement and a special voting agreement, neither of which will be in effect upon completion of this offering.

Because the distribution of shares of our common stock pursuant to the conversion triggered recognition of income for participants, we established a loan program by which we made 10-year loans with fixed 6% rates of interest available to senior executive participants in an amount equal to 45% of the amount of income recognized as a result of the conversion. Pursuant to this program, we extended loans to the following officers and directors on August 31, 1998:

                                                           -----------------------------------------
                                                                                  AMOUNT OUTSTANDING
OFFICER OR DIRECTOR                                        PRINCIPAL AMOUNT   AS OF JANUARY 30, 2000
-------------------                                        ----------------   ----------------------
Scott A. Livengood.......................................      $449,730              $415,610
J. Paul Breitbach........................................       532,279               491,897
John N. McAleer..........................................       261,406               241,574
L. Stephen Hendrix.......................................       124,663               115,205
Joseph A. McAleer, Jr....................................       504,390               466,123

Some of our other officers and directors also received loans of less than $60,000. Although we are not legally obligated to do so, we have paid and intend to pay supplemental bonuses to the participants over the ten-year period of the loan in an amount necessary to enable the participant to make the loan payment due us after payment of federal and state taxes. The amounts shown in the "Fiscal 2000 Summary Compensation Table" under the "LTIP Payouts" column reflects the bonuses paid to the named officers in that year.

Stock Bonus Plan

Effective February 1, 1999, we established a stock bonus plan. The stock bonus plan provides that Krispy Kreme, in its discretion, may make annual contributions to the plan. Contributions will be made either in the form of Krispy Kreme stock or, if made in cash, invested primarily in Krispy Kreme stock. Company contributions are allocated to eligible employees based on a specific percentage of compensation.

Supplemental Retirement Plan

Effective February 1, 1999, we established a nonqualified supplemental retirement plan for certain management employees. This plan has two components. It provides for "make-whole" contributions to certain management employees whose benefits under the stock bonus plan are limited as a result of legal restrictions on the amount of compensation that can be taken into account under the stock bonus plan. Under this component of this plan, we intend to make a contribution consistent with the contribution made for participants in the stock bonus plan. Contributions will be made in the form of Krispy Kreme stock, or if made in cash, invested primarily in Krispy Kreme stock. In the future, we anticipate that the plan will also provide eligible participants with the opportunity to defer the same percentage of compensation that nonhighly compensated employees can defer under our 401(k) plan.

Subject to tax limits, we intend to fund the stock bonus plan and the stock bonus component of the supplemental retirement plan for fiscal 2000 by contributing 144,737 shares of stock contemporaneously with this offering. Amounts credited to the named officers for stock bonuses in fiscal 2000 are shown under the "All Other Compensation" column in the "Fiscal 2000 Summary Compensation Table."

Compensation of directors

We compensate each director who is not an employee with an annual fee of $18,800. Beginning in our fiscal year ending January 28, 2001, this fee will be paid quarterly. Non-employee directors also receive additional fees of $300 per quarter for miscellaneous expenses and approximately $200 monthly for insurance coverage for themselves and their spouses. In addition to these fees, we reimburse each director for travel and other related expenses incurred in attending meetings of the board of directors. In fiscal 1999, we granted each of our seven non-employee directors nonqualified stock options for 39,000 shares under the 1998 stock option plan. These options vest ratably over a three-year period commencing on the grant date and have an exercise price of $5.18 per share. Options for 91,000 shares are currently exercisable.

Restricted stock plan

In November 1993 and April 1994, the board of directors authorized the issuance of 252,900 and 50,000 shares of restricted stock, respectively, to some of our directors and officers. We made loans to each of the participants for the purchase of these restricted shares. The loans were repaid over a four to six year period and bore interest at 6% per annum. All of these loans have been repaid and all restrictions on the purchased shares have lapsed. The following named officers received loans to purchase restricted stock: Scott A.
Livengood -- $155,311; J. Paul Breitbach -- $116,652; and John N.
McAleer -- $52,844. Some of our other directors also received loans in amounts not exceeding $60,000. We paid the restricted stock plan participants a bonus each year equal to the installment due on the loan.

Area developer investment fund


We intend to establish a pooled investment fund, the Krispy Kreme Equity Group, LLC, which will invest in new area developers. We plan to offer the opportunity to invest in the fund to certain Krispy Kreme officers and key personnel. Members of our board of directors who are not Krispy Kreme employees will not be eligible to invest in the fund. It is anticipated that the fund will invest exclusively in new area developers and will obtain up to a five percent interest in them. If any member withdraws, Krispy Kreme has the right of first refusal with respect to the withdrawing member's interest. The remaining members then have the right to purchase any interest Krispy Kreme does not purchase. Finally, Krispy Kreme is obligated to purchase any remaining interest. Members will be required to withdraw from the fund in the event of their death, termination of employment with Krispy Kreme or retirement.


EXECUTIVE CONTRACTS, TERMINATION AND CHANGE-IN-CONTROL ARRANGEMENTS

Employment contracts

Krispy Kreme has entered into employment agreements with the following named officers:

Scott A. Livengood. Mr. Livengood's employment agreement expires on August 10, 2002. Commencing on August 10, 2000, the term of the agreement is automatically extended for successive one-year periods each year as of August 10, unless Krispy Kreme notifies him, on or before that date each year, that his term is not being extended. Mr. Livengood will receive a salary of $375,000 for fiscal 2001 and is eligible for annual increases and a performance-based bonus.

Additionally, Mr. Livengood receives non-incentive compensation in the amount of $5,081 per month. He is entitled to participate in and receive other employee benefits which may include, but are not limited to, benefits under any life, health, accident, disability, medical, dental and hospitalization insurance plans, use of a company automobile or an automobile allowance, and other perquisites and benefits as are provided to senior managers.

Mr. Livengood's employment agreement may be terminated by Krispy Kreme for good cause. If the agreement is terminated without good cause, Mr. Livengood is entitled to a severance payment consisting of:

     - An amount equal to his current annual base salary and non-incentive compensation through the expiration date of the agreement

     - A lump sum payment, payable within 30 days of termination, equal to his current monthly base salary multiplied by the number of months between the month of discharge and the preceding August, inclusive

     - A lump sum payment, payable within 30 days of termination, equal to three times Mr. Livengood's bonus, calculated at 50% of his annualized base salary for the then current fiscal year, and discounted at the rate of 6% per annum

Mr. Livengood is entitled to the same payments if he terminates his employment after a change in control of Krispy Kreme and his duties or responsibilities with Krispy Kreme are diminished, or he is required to relocate or Krispy Kreme fails to maintain his corporation or benefits levels.

If Mr. Livengood's employment is terminated by reason of death, retirement or voluntary termination, Krispy Kreme will pay him or his estate his base salary, non-incentive compensation, bonuses and benefits through the expiration date of the agreement. In the event he dies, his estate will be paid a $5,000 benefit. In the event Mr. Livengood's employment is terminated by reason of disability, Krispy Kreme will pay his base salary, non-incentive compensation, bonuses and benefits for a period of six months following the date of disability. In addition, if Mr. Livengood is terminated for any reason other than by voluntary termination or upon a change in control of Krispy Kreme (whether or not he terminates employment), his outstanding stock options will fully vest.

Krispy Kreme will also pay Mr. Livengood an additional amount equal to any excise tax he is required to pay due to any payments under his agreement constituting "excess parachute payments" under the Internal Revenue Code, as well as any additional income taxes or excise taxes imposed on such payments.

In the event Mr. Livengood's employment is terminated for good cause or he terminates voluntarily, Mr. Livengood will be subject to a non-compete agreement for a period of two years following the termination. During this two year period, Mr. Livengood will be prohibited from engaging in the business of making and selling doughnuts and complementary products within certain defined geographical areas. This prohibition does not apply, however, to Mr. Livengood's development rights described in "Related Party Transactions."

John N. McAleer. Mr. McAleer's employment agreement expires on August 10, 2002. Commencing on August 10, 2000, the term of this agreement is automatically extended for successive one-year periods each year as of August 10, unless Krispy Kreme notifies him, on or before that date each year, that his term is not being extended. Mr. McAleer will receive a salary of $214,000 for fiscal 2001 and is eligible for annual increases and a performance-based bonus. Additionally, Mr. McAleer receives non-incentive compensation in the amount of $3,927 per month. Mr. McAleer is entitled to participate in and receive other employee benefits and perquisites similar to those provided to Mr. Livengood, and the severance provisions for Mr. McAleer are also similar to Mr. Livengood's.

J. Paul Breitbach. Mr. Breitbach's employment agreement expires on August 10, 2001. Commencing on August 10, 2000, the term of this agreement is automatically extended for successive one-year periods each year as of August 10, unless Krispy Kreme notifies him, on or before that date each year, that his term is not being extended. Mr. Breitbach will receive a salary of $252,000 for fiscal 2001 and is eligible for annual increases and a performance-based bonus. Additionally, Mr. Breitbach receives non-incentive compensation in the amount of $4,314 per month. Mr. Breitbach is entitled to participate in and receive other employee benefits and perquisites similar to those provided to Mr. Livengood, and the severance provisions for Mr. Breitbach are also similar to Mr. Livengood's.

Termination arrangements

On August 10, 1999, our board of directors approved the transfer to Mr. Livengood of some membership benefits to the Educational Foundation of the University of North Carolina at Chapel Hill upon Mr. Livengood's termination of service.

Change-in-control arrangements

The option agreements under our stock option plan provide that all options become vested and exercisable upon a corporate reorganization, as defined in the stock option plan, provided that the executives Krispy Kreme employed on the date of that corporate reorganization remain employed by Krispy Kreme on the date of the corporate reorganization.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Messrs. Robert L. Strickland, Robert L. McCoy and Joseph A. McAleer, Jr. comprised the members of the compensation committee during our fiscal year ended January 30, 2000. Mr. McAleer is a former executive officer of Krispy Kreme, and both Messrs. McAleer and McCoy conduct business with Krispy Kreme through franchises as described in "Related Party Transactions."

                             PRINCIPAL SHAREHOLDERS

The following table presents information regarding the beneficial ownership of common stock as of January 30, 2000 by: (1) each person who beneficially owns more than 5% of our common stock; (2) each of our directors and named officers; and (3) all current executive officers and directors as a group. Beneficial ownership is determined under the rules of the Securities and Exchange Commission, or SEC. These rules deem common stock subject to options currently exercisable, or exercisable within 60 days, to be outstanding for purposes of computing the percentage ownership of the person holding the options or of a group of which the person is a member, but they do not deem such stock to be outstanding for purposes of computing the percentage ownership of any other person or group. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with regard to all shares beneficially owned. The applicable percentage ownership for each shareholder before the offering is based on 9,340,220 shares of common stock outstanding as of January 30, 2000. The percentages for after the offering give effect to the issuance of 3,000,000 shares in this offering and the contribution of 144,737 shares to our new stock bonus plan contemporaneously with this offering.

                                                        ----------------------------------------
                                                                                   PERCENT
                                                                                BENEFICIALLY
                                                                                    OWNED
                                                                             -------------------
                                                          NUMBER OF SHARES     BEFORE      AFTER
NAME                                                    BENEFICIALLY OWNED   OFFERING   OFFERING
----                                                    ------------------   --------   --------
John N. McAleer (1)...................................      2,680,200          28.7       21.5
Robert L. McCoy (2)(3)(4).............................        705,380           7.5        5.6
Bonnie Silvey Vandegrift (4)(5).......................        625,000           6.7        5.0
Carolyn McCoy (4)(6)..................................        550,000           5.9        4.4
Joseph A. McAleer, Jr. (2)............................        455,720           4.9        3.6
J. Paul Breitbach (7).................................        324,560           3.5        2.6
Scott A. Livengood....................................        307,860           3.3        2.5
Steven D. Smith (2)(8)................................        213,580           2.3        1.7
Frank E. Guthrie (2)(9)...............................        180,380           1.9        1.4
Robert J. Simmons (2)(10).............................        113,000           1.2          *
L. Stephen Hendrix....................................         73,460             *          *
William T. Lynch (2)(11)..............................         33,000             *          *
Robert L. Strickland (2)(12)..........................         33,000             *          *
Robert H. Vaughn, Jr..................................         20,000             *          *
All directors and executive officers as a group (16
  persons)............................................      5,239,180          55.6       41.7

---------------

*   Less than one percent.

(1) Includes 2,344,060 shares owned by the estate of Joseph A. McAleer, Sr., of which Mr. John N. McAleer is the executor. Mr. McAleer's address is 370 Knollwood Street, Winston-Salem, North Carolina 27103.

(2) Includes 13,000 shares issuable upon the exercise of currently vested stock options awarded under our stock option plan.

(3) Includes: (a) 15,000 shares owned beneficially by Patricia B. McCoy, Mr. McCoy's spouse; (b) 20,000 shares held by the Patricia B. McCoy Revocable Trust, a trust of which Patricia B.

McCoy is the sole trustee; (c) 10,000 shares held by the Robert L. McCoy Revocable Trust, a trust of which Mr. McCoy is the sole trustee; (d) 9,200 shares held by the William Robert McCoy Trust established under the Florida Uniform Trust for Minors Act, a trust of which Mr. McCoy is the sole custodian;
(e) 9,300 shares held by the Julie Ann McCoy Trust established under the Florida Uniform Trust for Minors Act, a trust of which Mr. McCoy is the sole custodian;
(f) 9,000 shares held by the Robert Bailey McCoy Trust established under the Florida Uniform Trust for Minors Act, a trust of which Mr. McCoy is the sole custodian; (g) 9,000 shares held by the Sarah Elizabeth McCoy Trust established under the Florida Uniform Trust for Minors Act, a trust of which Mr. McCoy is the sole custodian; (h) 9,000 shares held by the Lisa Michelle McCoy Trust established under the Florida Uniform Trust for Minors Act, a trust of which Mr. McCoy is the sole custodian; and (i) 9,000 shares held by the Michael Phillip McCoy Trust established under the Florida Uniform Trust for Minors Act, a trust of which Mr. McCoy is the sole custodian. Mr. McCoy's address is 8425 North Florida Avenue, Tampa, Florida 33604.

(4) Includes 550,000 shares held by the B.L. McCoy, Jr. Residual Trust, a trust of which Carolyn McCoy, Robert L. McCoy and Bonnie Silvey Vandegrift are co-trustees.

(5)  Mrs. Vandegrift's address is 5 Robin Circle, Brevard, North Carolina,
28712.

(6) Mrs. McCoy's address is College Walk Apartment 224, Neely Road, Brevard, North Carolina, 28712.

(7) Includes 67,800 shares held by the Breitbach Children's Trust, a trust of which Mr. Breitbach is the sole trustee.

(8) Includes 28,320 shares owned beneficially by Connie Sue Smith, Mr. Smith's spouse.

(9) Includes 132,000 shares owned by Mr. Guthrie indirectly through his ownership of 60% of the outstanding voting shares of Augusta Doughnut Company.

(10) Includes 80,000 shares owned by Mr. Simmons indirectly through his ownership of 60% of the outstanding shares of Simac, Inc.

(11) Includes 20,000 shares owned by Mr. Lynch indirectly through his ownership of 100% of the outstanding shares of Liam Holdings, LLC.

(12) Includes 20,000 shares held by the Robert Louis Strickland Revocable Living Trust, a trust of which Mr. Strickland is the sole trustee.

                           RELATED PARTY TRANSACTIONS

ASSOCIATES' LICENSE AGREEMENTS WITH RELATED PARTIES

We are parties to associates' license agreements with some of our directors. Our associates' license agreements permit the associate to sublicense the franchise to a company which is majority-owned and principally managed by the associate. Our director-associates have generally sublicensed in this manner. These agreements grant each associate a license to produce, market, package and sell Krispy Kreme doughnuts and other products in a specified territory. We have agreed to extend the license agreements of our existing shareholders, which include our director-associates, for a term of 20 years commencing upon the completion of this offering.

Each associate must purchase mixes and equipment from us and, as a result, we have outstanding accounts receivable, from time to time, with each of our associates. Additionally, our associates pay us franchise royalties. The table below shows Support Operations sales to and royalties from our directors' affiliated franchise companies during the periods indicated.

                                                 ------------------------------------------------------
                                                                       YEAR ENDED
                                                 ------------------------------------------------------
DIRECTOR AND FRANCHISE COMPANIES                 FEBRUARY 1, 1998   JANUARY 31, 1999   JANUARY 30, 2000
--------------------------------                 ----------------   ----------------   ----------------
In thousands
Frank E. Guthrie:
  Augusta Doughnut Company.....................       $  639             $  669             $  834
  Classic City Doughnuts Corp..................          229                236                291
Frank E. Guthrie and Robert L. McCoy:
  Magic City Doughnuts Corporation.............           --                  1              1,073
Joseph A. McAleer, Jr.:
  Mackk LLC....................................           --              1,878              2,110
Joseph A. McAleer, Jr. and Steven D. Smith:
  Dallas Doughnuts.............................           --                 --              1,335
Robert L. McCoy:
  Gulf Florida Doughnut Corp...................        1,290              1,868              2,416
Robert J. Simmons:
  Simac, Inc...................................          578                576                997
Steven D. Smith:
  Dales Doughnut Corp..........................          646                803                833
  Dale's Doughnuts of Dothan, Inc..............          287                288                315
  Smiths Doughnuts, Inc........................          429                435                456

Our agreement with Mr. Guthrie, which he has sublicensed to Magic City Doughnuts Corporation, obligates him to develop and operate a total of four stores in the Orlando, Florida area by December 31, 2001, one of which was open as of January 30, 2000. Mr. Guthrie co-owns Magic City Doughnuts with Mr. McCoy. Our agreement with Mr. Joseph A. McAleer, Jr., which he has sublicensed to Dallas Doughnuts, obligates him to develop and operate a total of eight stores in the Dallas/Fort Worth territory by December 31, 2003, one of which was open as of January 30, 2000. Mr. Joseph A. McAleer, Jr. co-owns Dallas Doughnuts with Mr. Smith.

We are also parties to associates' license agreements with two brothers-in-law of Messrs. Joseph A. McAleer, Jr. and John N. McAleer, our Vice Chairman and Executive Vice President, Concept Development. Mr. William J. Dorgan operates stores in Biloxi and Gulfport, Mississippi through Dorgan's Doughnut Company, Inc. Total Support Operations sales to and royalties from Dorgan's Doughnuts were $338,000 in fiscal 1998, $361,000 in fiscal 1999 and $446,000 in fiscal
2000. Since September 1998, Pat Silvernail has operated two stores in Macon, Georgia through S&P of Macon,

Inc. Total Support Operations sales to and royalties from S&P of Macon were $285,000 in fiscal 1999 and $1,031,000 in fiscal 2000.

THE KINGSMILL PLAN

In December 1994, we implemented a plan to provide franchise opportunities to corporate management, which we refer to as the Kingsmill Plan. Under the terms of the Kingsmill Plan, we agreed to make franchise opportunities available to members of corporate management who met our ordinary franchisee qualifications and to provide financial assistance in the form of collateral repurchase agreements and company guaranties of bank loans. We established similar franchise opportunity plans for store managers and associate operators. We anticipate terminating the plan, except for existing participants with whom we have entered into or agreed to enter into a franchise agreement. The collateral repurchase agreements and guaranties we have made pursuant to the Kingsmill Plan are described below.

DEVELOPMENT RIGHTS OF OFFICERS AND DIRECTORS

We entered into a letter agreement with Mr. Scott A. Livengood, our Chairman, President and Chief Executive Officer, on April 12, 1994. We granted Mr. Livengood the option to develop stores in Alamance, Durham and Orange Counties, North Carolina, and the State of Colorado pursuant to the Kingsmill Plan. Mr. Livengood subsequently relinquished his development rights to the State of Colorado and obtained the rights to develop stores in Northern California, also pursuant to the Kingsmill Plan. Mr. Livengood anticipates releasing these rights in favor of Krispy Kreme in exchange for the right to purchase a minority interest (approximately 6.0%) in future joint ventures between Krispy Kreme and area developers, including the Northern California joint venture. Mr. Livengood will not be active in the management of the ventures while employed by Krispy Kreme. Also, he will not receive any financial assistance from us under the Kingsmill Plan or any other arrangement. Additionally, the terms of the franchise agreements for these ventures will be consistent with other area developers.

In August 1999, Mr. John N. McAleer, our Vice Chairman and Executive Vice President, Concept Development, obtained area development rights for the metropolitan areas of Portland and Seattle pursuant to the Kingsmill Plan. Mr. McAleer released these rights in favor of Krispy Kreme. Mr. McAleer has purchased a minority interest in a limited liability company to which Krispy Kreme has granted area development rights for the metropolitan areas of Portland, Seattle, Anchorage, Hawaii and Vancouver. Mr. McAleer will not be active in the management of the territory while employed by Krispy Kreme. Also, he will not receive any financial assistance from us under the Kingsmill Plan or any other arrangement. Additionally, the terms of the franchise agreement for this territory will be consistent with other area developers.

Pursuant to the Kingsmill Plan, we are a party to an area development agreement with Midwest Doughnuts, LLC, dated May 29, 1996. Mr. Philip R.S. Waugh, Jr., our Senior Vice President, Franchise Development, owns 50% of the membership interests in Midwest Doughnuts. Under the terms of the agreement, the area developer is required to open a minimum of four stores in the Kansas City territory, three of which were open as of January 30, 2000. The requirement to open a fourth store has been suspended. Total Support Operations sales to and royalties from Midwest Doughnuts were $545,000 in 1998, $1.4 million in fiscal 1999 and $1.5 million in fiscal 2000.

We entered into a letter agreement with Mr. Joseph A. McAleer, Jr., a Krispy Kreme director, on February 15, 1994 granting him the option to acquire three stores located in Mobile, Alabama. Mr. McAleer purchased the stores on February 1, 1998 for a total purchase price of $1.6 million, subject to certain adjustments. The purchase price was determined on the basis of the amount paid for the stores in 1990, the face value of store receivables and the cost of the store's inventory, mutually determined by Mr. McAleer and Krispy Kreme. We also granted Mr. McAleer the right to develop up to ten stores in the New Orleans, Louisiana territory.

COLLATERAL REPURCHASE AGREEMENTS, FRANCHISEE GUARANTIES AND OTHER AGREEMENTS

On December 21, 1998, we entered into collateral repurchase agreements in favor of Suntrust Bank, Central Florida, National association with respect to a loan incurred by Magic City Doughnut Corporation in the original principal amount of $435,000. Messrs. Frank E. Guthrie and Robert L. McCoy, two of our directors, co-own Magic City Doughnut Corporation. The loan is secured by the equipment used in the operation of a Krispy Kreme store located in Winter Park, Florida and a pledge of company stock owned by Mr. Guthrie, a trust of which Mr. McCoy is the sole trustee and Mrs. Patricia B. McCoy, who is Mr. McCoy's spouse. In the event that the borrower defaults on the loan, we are obligated to repurchase the equipment at a purchase price equal to the lesser of $302,000 or the unpaid balance of the loan. We are also obligated to purchase the pledged shares from the bank at book value.

On September 18, 1998, we entered into a guaranty agreement with Mr. Beattie F. Armstrong and Beattie F. Armstrong, Inc. for Mr. Pat Silvernail and his wife, Mrs. Shannon McAleer Silvernail, and S&P of Macon, Inc., our Macon, Georgia franchisee. Mrs. Silvernail is the sister of, and Mr. Silvernail is consequently a brother-in-law to, Mr. Joseph A. McAleer, Jr. and Mr. John N. McAleer. Under the terms of the agreement, we agreed to guarantee two loans in the combined original principal amount of $1.0 million obtained by the Silvernails and S&P of Macon to finance the purchase of a Krispy Kreme associates' license agreement and the two Macon stores.

On March 31, 1998 and December 31, 1998, respectively, we entered into a collateral repurchase agreement and a guaranty agreement in favor of Bank of Blue Valley with respect to a loan in the amount of $765,000 incurred by Midwest Doughnuts under the terms of the Kingsmill Plan. Mr. Philip R.S. Waugh, Jr., who is our Senior Vice President, Franchise Development, is a 50% owner of Midwest Doughnuts. The loan is secured by the equipment used in the operation of a Krispy Kreme store located in Merriam, Kansas. In the event Midwest Doughnuts defaults on the loan, we are obligated to repurchase the equipment at a purchase price equal to the lesser of $335,000 or the unpaid portion of the loan used to fund the purchase of the pledged assets. In addition to our obligation under the collateral repurchase agreement, we are obligated under the guaranty agreement to pay the lender up to $205,000 in the event Midwest Doughnuts defaults on the loan. This loan has been repaid and we have been released from our obligations under both the collateral repurchase agreement and our guaranty agreement.

On January 30, 1998, we entered into a collateral repurchase agreement in favor of Branch Banking and Trust Company with respect to loans incurred by Mackk, LLC in the maximum aggregate principal amount of $1.8 million. Mr. Joseph A. McAleer, Jr. is the manager and owner of Mackk, LLC. The loans are secured in part by the equipment and other items of personal property used in the operation of three Krispy Kreme stores located in Mobile, Alabama. The loans are further secured by a pledge of shares of Krispy Kreme stock owned by Mr. McAleer. In the event that Mackk, LLC defaults on the loans, we are obligated to repurchase the equipment and personal property at a purchase price equal to the lesser of $325,000 or the unpaid portion of the loans used to fund the purchase of the pledged assets. We are also required to purchase the pledged shares from the bank at book value in the event of default. We have been released from our obligations under this collateral repurchase agreement.

On January 2, 1998, we entered into a collateral repurchase agreement in favor of Branch Banking and Trust Company with respect to a loan incurred by the Brevard Tennis and Athletic Club,

Incorporated and Mrs. Bonnie Silvey Vandegrift in the original principal amount of $326,000. Mrs. Vandegrift beneficially owns more than 5% of our outstanding stock and is the sister of Mr. Robert L. McCoy, one of our directors. The loan is secured by a pledge of Krispy Kreme stock personally owned by Mrs. Vandegrift. In the event that the borrower defaults on the loan, we are obligated to purchase the pledged shares from the bank at book value.

On October 15, 1997, we entered into a collateral repurchase agreement and a guaranty agreement in favor of Bank of Blue Valley with respect to a loan in the amount of $765,000 incurred by Midwest Doughnuts under the terms of the Kingsmill Plan. The loan is secured by the equipment used in the operation of a Krispy Kreme store located in Overland Park, Kansas. In the event Midwest Doughnuts defaults on the loan, we are obligated to repurchase the equipment at a purchase price equal to the lesser of $205,000 or the unpaid portion of the loan used to fund the purchase of the pledged assets. In addition to our obligation under the collateral repurchase agreement, we are obligated under the guaranty agreement to pay the lender up to $300,000 in the event Midwest Doughnuts defaults on the loan. This loan has been repaid and we have been released from our obligations under both the collateral repurchase agreement and the guaranty agreement.

On December 1, 1997, we entered into a commitment letter among Krispy Kreme, Branch Banking and Trust Company, Mr. Waugh and the other owners of Midwest Doughnuts pursuant to the Kingsmill Plan. Under the terms of the commitment letter, we agreed to guarantee loans obtained by Mr. Waugh and the other members of Midwest Doughnuts to finance the development of two Krispy Kreme stores in the Kansas City territory. Our maximum liability under the two guaranties was limited to $150,000. We have been released from these guarantees.

On October 22, 1996, we entered into a collateral repurchase agreement in favor of Branch Banking and Trust Company with respect to a loan incurred by Gulf Florida Doughnut Corp. in the original principal amount of $180,000. Mr. McCoy, one of our directors, is the President and majority owner of Gulf Florida Doughnut Corp. The loan is secured by a pledge of Mr. McCoy's Krispy Kreme shares. In the event that the borrower defaults on the loan, we are obligated to purchase the pledged shares from the bank at book value.

On May 29, 1996, we entered into a collateral repurchase agreement and a guaranty agreement in favor of The First National Bank of Olathe with respect to a loan in the amount of $905,000 incurred by Mr. Waugh and the other members of Midwest Doughnuts under the terms of the Kingsmill Plan. The loan is secured by the equipment used in the operation of a Krispy Kreme store located in Independence, Missouri. In the event Midwest Doughnuts defaults on the loan, we are obligated to repurchase the equipment at a purchase price equal to the lesser of $300,000 or the unpaid portion of the loan used to fund the purchase of the pledged assets. In addition to our obligation under the collateral repurchase agreement, we are obligated under the guaranty agreement to pay the lender up to $300,000 in the event Midwest Doughnuts defaults on the loan.

On May 16, 1996, we entered into a guaranty agreement with Branch Banking and Trust Company for Mr. Waugh and the other members of Midwest Doughnuts pursuant to the Kingsmill Plan. Under the terms of the agreement, we agreed to guarantee a loan in the original principal amount of $200,000 obtained by Mr. Waugh and the other members of Midwest Doughnuts to finance expansion in the Kansas City market. Our maximum liability under the guaranty was limited to $175,000. We have been released from the guaranty.

On March 1, 1996, we entered into a collateral repurchase agreement in favor of Wachovia Bank of North Carolina, N.A. with respect to two separate loans incurred by Mr. Steven D. Smith, one of our directors, in the original principal amounts of $310,000 and $900,000. The loans were secured by store equipment and other personal property and a pledge of Mr. Smith's Krispy Kreme shares.

In the event of default, we were obligated to purchase the pledged shares from the bank at book value and to repurchase the equipment at a purchase price equal to the greater of its amortized cost or 20% of its original cost. Those loans have been fully repaid.

On July 7, 1995, we entered into a collateral repurchase agreement in favor of First National Bank of Ohio with respect to a loan incurred by Simac, Inc. in the original principal amount of $340,000. Mr. Robert J. Simmons, a Krispy Kreme director, is the President and majority owner of Simac, Inc., our Akron, Ohio franchisee. The loan is secured by the equipment and personal property assets used in the operation of a Krispy Kreme store located in Middleburg Heights, Ohio. In the event that Simac, Inc. defaults on the loan, we are obligated to repurchase the bank's collateral at a purchase price equal to the lesser of the unpaid balance of the loan or the amortized cost of the pledged assets. On September 29, 1996, we leased the Middleburg Heights, Ohio store for a term of five years from Mr. Simmons and certain related parties. Under the terms of the lease we are required to pay annual rent in the amount of $72,000 and have the option to purchase the store for a total purchase price equal to $1.0 million.

On February 25, 1994, we entered into an equipment repurchase and amendment to associates' license agreement with Mr. William J. Dorgan, a brother-in-law to Messrs. Joseph A. McAleer, Jr. and John N. McAleer. This agreement was in connection with financing in the aggregate amount of $1.2 million obtained by Mr. Dorgan and his wife, Mrs. Patricia M. Dorgan, from Branch Banking and Trust Company, relating to Mr. Dorgan's Biloxi and Gulfport, Mississippi franchises. Upon termination of Mr. Dorgan's associates' license agreement for any reason, we are obligated to repurchase some equipment used in the operation of Mr. Dorgan's stores at a purchase price of $350,000. We also executed a collateral repurchase agreement in favor of Branch Banking and Trust Company with respect to Krispy Kreme stock pledged by Mrs. Dorgan, who is a sister to Messrs. Joseph
A. McAleer, Jr. and John N. McAleer, as collateral for the loan. Under the terms of the collateral repurchase agreement, in the event of default on the loan, we are required to repurchase the pledged common stock at book value and/or the equipment under the terms of the equipment repurchase agreement.

On February 1, 1993, we entered into an equipment repurchase agreement and amendment to associate's license agreement with Mr. Smith, one of our directors. Upon termination of Mr. Smith's associates' license agreement for any reason, we are obligated to repurchase some equipment used in the operation of the franchise store in Dothan, Alabama at a purchase price equal to the greater of its amortized cost or 20% of its original cost of $335,000. Mr. Smith operates his Dothan franchise through Dale's Doughnuts of Dothan, Inc. We have been released from our obligations under this repurchase agreement.

On September 22, 1992, we entered into an equipment repurchase and amendment to associates' license agreement with Mr. Guthrie, one of our directors. Upon the termination of Mr. Guthrie's associates' license agreement for any reason, we are obligated to repurchase some equipment used in the operation of the franchise store in Athens, Georgia at a purchase price equal to the greater of its amortized cost or 20% of its original cost of $348,000. Mr. Guthrie operates his Athens franchise through Classic City Doughnuts.

LOAN AGREEMENTS AND OTHER TRANSACTIONS

We have entered into loan agreements with some of our directors and officers as described below.


On March 13, 1997 and October 13, 1997, we made two loans to Midwest Doughnuts, LLC in the principal amounts of $66,000 and $34,000, bearing interest at 9.25% and the prime rate plus 1%, respectively. Mr. Waugh, our Senior Vice President, Franchise Development, is a 50% owner of Midwest Doughnuts. The loans, which have been fully repaid, were secured by the equipment and property used in connection with a Krispy Kreme store located in Independence, Missouri.

On November 17, 1995, we made a loan to Mr. Livengood, our Chairman, President and Chief Executive Officer, in the principal amount of $333,000. The loan, which has been fully repaid, provided bridge financing in the purchase of a personal residence. The loan was secured by a deed of trust and bore interest at the rate applicable to our revolving line of credit.

On November 17, 1995, we made a loan to Mr. John N. McAleer, our Vice Chairman and Executive Vice President, Concept Development, in the principal amount of $80,000. The loan, which has been fully repaid, provided bridge financing in the purchase of a personal residence. The loan was secured by a deed of trust and bore interest at the rate applicable to our revolving line of credit.

We have waived the payment of royalties by Mr. Guthrie in connection with his Athens, Georgia store, operated through Classic City Doughnuts, during the past several years due to operational difficulties the store has encountered. The cumulative amount of these royalties during the last three fiscal years did not exceed $60,000.

In connection with the holding company formation occurring in conjunction with this offering, each existing shareholder of our operating subsidiary, including our directors, officers and their affiliates, will receive 20 shares of common stock in our holding company, plus $15.00 in cash, in exchange for each share of operating subsidiary common stock they hold.

We have extended loans to some of our officers and directors to cover tax payments in connection with the conversion of our LTIP and to purchase shares of restricted stock, as described in "Management -- Executive Compensation -- Other compensation."

POLICY ON RELATED PARTY TRANSACTIONS

On November 10, 1999, our board of directors adopted a resolution whereby all future transactions with related parties, including any loans from us to our officers, directors, principal shareholders or affiliates, must be approved by a majority of the disinterested members of the board of directors and must be on terms no less favorable to us than could be obtained from unaffiliated third parties. The audit committee of the board of directors will be responsible for reviewing all related party transactions on a continuing basis and potential conflict of interest situations where appropriate.

                          DESCRIPTION OF CAPITAL STOCK

Our articles of incorporation authorize the issuance of up to 100,000,000 shares of common stock and 10,000,000 shares of preferred stock, the rights and preferences of which may be established from time to time by our board of directors. Upon completion of this offering, 12,484,957 shares of common stock and no shares of preferred stock will be outstanding. As of January 30, 2000, we had approximately 146 shareholders.

COMMON STOCK

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Thus, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available for dividends, subject to any preferential dividend rights of outstanding preferred stock. If we liquidate, dissolve or wind up, the holders of common stock are entitled to receive ratably all of our assets available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights or any rights to share in any sinking fund. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. There has been no established public trading market for our common stock before this offering.

PREFERRED STOCK

Our articles of incorporation authorize the issuance of up to 10,000,000 shares of preferred stock from time to time in one or more series and with terms of each series stated in our board's resolutions providing for the designation and issue of that series. Our articles also authorize the board of directors to determine the dividend, voting, conversion, redemption and liquidation preferences, rights, privileges and limitations pertaining to each series of preferred stock that we issue. Without seeking any shareholder approval, our board of directors may issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of our common stock and could have the effect of delaying, deferring or preventing a change in control. Other than the issuance of the series of preferred stock previously authorized by the board of directors in connection with the shareholder rights plan described below, we have no present plans to issue any shares of preferred stock.

ANTI-TAKEOVER PROVISIONS OF KRISPY KREME'S ARTICLES OF INCORPORATION, BYLAWS AND SHAREHOLDER RIGHTS PLAN

The rights of our shareholders are governed by provisions in our articles of incorporation, bylaws and shareholder rights plan that are intended to affect any attempted change in control. Our articles of incorporation opt us out of some provisions of North Carolina law that would otherwise affect attempted changes in control of Krispy Kreme.

CLASSIFICATION OF DIRECTORS

Our bylaws provide that our board of directors consists of not more than 15 nor less than nine members. The board of directors has the power to set the authorized number of directors by majority vote of the whole board within those limits. The board currently consists of nine directors, two of whom are employed by Krispy Kreme and five of whom are Krispy Kreme franchisees. Our bylaws also divide the board into three classes serving staggered three-year terms. The classification of directors could prevent a shareholder, or group of shareholders, having majority voting power, from obtaining control of our board until the second annual shareholders' meeting following the date that the shareholder, or group of shareholders, obtains majority voting power. Thus, this provision may discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

ADVANCE NOTICE PROVISIONS

Our bylaws provide that shareholders must provide timely notice in writing to bring business before an annual meeting of shareholders or to nominate candidates for election as directors at an annual meeting of shareholders. Notice for an annual meeting is timely if our Secretary receives the written notice not less than 40 days prior to the scheduled annual meeting. If less than 50 days notice of the meeting is given or made by us to the shareholders, a shareholder's notice will be timely if received by our Secretary on the tenth day following the date such notice was given or made.

The bylaws also specify the form and content of a shareholder's notice. These provisions may prevent shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders.

SHAREHOLDER RIGHTS PLAN


On January 18, 2000, our board of directors declared a dividend of one preferred share purchase right for each share of Krispy Kreme common stock. Each share purchase right entitles the registered holder to purchase from us one one-hundredth (1/100) of a share of Krispy Kreme Series A Participating Cumulative Preferred Stock, $1.00 par value per share, at a price of $96.00 per one one-hundredth of a Series A preferred share. The exercise price and the number of Series A preferred shares issuable upon exercise are subject to adjustments from time to time to prevent dilution. The share purchase rights are not exercisable until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons -- referred to as an acquiring person -- have acquired beneficial ownership of 15% or more of our outstanding common stock or (2) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in an acquiring person beneficially owning 15% or more of our outstanding shares of common stock.


If we are acquired in a merger or other business combination, or if 50% or more of our consolidated assets or earning power is sold after a person or group has become an acquiring person, proper provision will be made so that each holder of a share purchase right -- other than share purchase rights beneficially owned by the acquiring person, which will thereafter be void -- will have the right to receive, upon exercise of the share purchase right at the then current exercise price, the number of shares of common stock of the acquiring company which at the time of the transaction have a market value of two times the share purchase right exercise price. If any person or group becomes an acquiring person, proper provision shall be made so that each holder of a share purchase right -- other than share purchase rights beneficially owned by the acquiring person, which will thereafter be void -- will have the right to receive upon exercise, and without paying the exercise price, the number of shares of Krispy Kreme common stock with a market value equal to the share purchase right exercise price.

Series A preferred shares purchasable upon exercise of the share purchase rights will not be redeemable. Each Series A preferred share will be entitled to a minimum preferential dividend payment of $1.00 per share and will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event we liquidate, the holders of the Series A preferred shares will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each Series A preferred share will have 100 votes, voting together with the shares of common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each Series A preferred share will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

Before the date the share purchase rights are exercisable, the share purchase rights may not be detached or transferred separately from the common stock. The share purchase rights will expire on January 18, 2010, unless that expiration date is extended or unless the share purchase rights are redeemed or exchanged by Krispy Kreme. At any time before an acquiring person acquires beneficial ownership of 15% or more of our outstanding common stock, our board of directors may redeem the share purchase rights in whole, but not in part, at a price of $.001 per share purchase right. Immediately upon any share purchase rights redemption, the exercise rights terminate, and the holders will only be entitled to receive the redemption price. A more detailed description and terms of the share purchase rights are set forth in a rights agreement between Krispy Kreme and Branch Banking and Trust Company, as rights agent. This rights agreement could have the effect of discouraging tender offers or other transactions that might otherwise result in Krispy Kreme shareholders receiving a premium over the market price for their common stock.

DIRECTOR REMOVAL AND VACANCIES

A director may be removed only with cause by the vote of the holders of a two-thirds majority of the shares entitled to vote for the election of directors. Our bylaws generally provide that any board vacancy may be filled by a majority of the remaining directors, even if less than a quorum, which is normally a majority of the authorized number of directors. A vacancy resulting from an increase in the authorized number of directors may only be filled by the shareholders at an annual or special meeting.

ABILITY TO CONSIDER OTHER CONSTITUENCIES

Our articles of incorporation permit our board of directors, in determining what is believed to be in the best interest of Krispy Kreme, to consider the interests of our employees, customers, suppliers and creditors, the communities in which our offices or other facilities are located and all other factors our directors may consider pertinent, in addition to considering the effects of any actions on Krispy Kreme and our shareholders. Pursuant to this provision, our board of directors may consider many judgmental or subjective factors affecting a proposal, including certain nonfinancial matters. On the basis of these considerations, our board may oppose a business combination or other transaction which, viewed exclusively from a financial perspective, might be attractive to some, or even a majority, of our shareholders.

INDEMNIFICATION AND LIMITATIONS ON LIABILITY OF DIRECTORS AND OFFICERS

Our bylaws provide for indemnification of directors to the fullest extent permitted by North Carolina law. The articles of incorporation, to the extent permitted by North Carolina law, eliminate or limit the personal liability of directors to Krispy Kreme and its shareholders for monetary damages for breach of the duty of care. Such indemnification may be available for liabilities arising in connection with this offering. To the extent that limitation of liability or indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling Krispy Kreme under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. Our bylaws also allow us to indemnify our officers, employees, agents and other persons to the fullest extent permitted by North Carolina law. Our bylaws obligate us, under certain circumstances, to advance expenses to our directors, officers, employees and agents in defending an action, suit or proceeding for which indemnification may be sought. We can also indemnify someone serving at our request as a director, officer, trustee, partner, employee or agent of one of our subsidiaries or of any other organization against these liabilities.

Our bylaws also provide that we have the power to purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents against any liability asserted against that person or incurred by that person in these capacities, whether or not we would have the power to indemnify that person against these liabilities under North Carolina law. We maintain insurance on behalf of all of our directors and executive officers.

TRANSFER AGENT AND REGISTRAR

Branch Banking and Trust Company will act as the transfer agent and registrar for our common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering there has been no public market for our common stock, and we cannot predict the effect, if any, that sales of our common stock or the availability of common stock for sale will have on its market price. Nevertheless, sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could negatively affect the market price of our common stock and impair our ability to raise capital through the sale of our equity securities in the future.

Upon completion of this offering, we will have approximately 12.5 million shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options under the plan. Of these shares, the 3 million shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, unless held by affiliates of our company, as that term is defined in Rule 144 under the Securities Act. For purposes of Rule 144, an affiliate is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, Krispy Kreme. Any shares held by one of our affiliates will be subject to the resale limitations of restricted stock as defined in Rule 144 under the Securities Act.


All of our officers and directors, and shareholders owning over 99% of our outstanding common stock, will agree not to sell any shares of common stock for 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc., subject to some exceptions. In addition, certain purchasers in our directed share program -- under which we have reserved up to 15% of the shares in this offering -- will agree not to sell any shares they purchase in the program for one year after the date of this prospectus without our prior written consent, subject to some exceptions.


Beginning one year after this offering, 9.3 million shares will become eligible for sale in reliance upon Rule 144 under the Securities Act. It is possible that these shares may be sold sooner if the sale is registered under the Securities Act. We may, but are not obligated to, undertake such a registration to permit our shareholders to sell their shares in the public market or in private transactions after the expiration of the contractual restrictions described above.

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

     - 1% of the number of shares of common stock then outstanding, which will equal approximately 125,000 shares immediately after this offering, or

     - the average weekly trading volume of the common stock during the four calendar weeks before a notice of the sale is filed.

Sales under Rule 144 must also comply with manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days before a sale, and who has beneficially owned the restricted shares for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon regarding the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors before the date we become subject to the reporting requirements of the Exchange Act, under written compensatory benefit plans or written contracts relating to compensation of those persons. In addition, the SEC has indicated that

Rule 701 will apply to the typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of these options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the 180-day contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold (1) by persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and (2) by affiliates under Rule 144 without compliance with its one-year holding period requirement. Based on stock option grants as of the date of this prospectus, options for 182,000 shares will be exercisable upon the expiration of the 180-day restricted period.

We have agreed not to offer, sell or dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or any rights to acquire common stock for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. with a limited number of exceptions.

We intend to file one or more registration statements under the Securities Act to register all shares of common stock issued, issuable or reserved for issuance under our stock option plan. These registration statements are expected to be filed as soon as practicable after the date of this prospectus and will automatically become effective upon filing. Following this filing, shares registered under these registration statements will, subject to the 180-day lock-up agreements described above and Rule 144 volume limitations applicable to affiliates, be available for sale in the open market.

                              PLAN OF DISTRIBUTION

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Dain Rauscher Incorporated and BB&T Capital Markets, a division of Scott & Stringfellow, Inc. have severally agreed to purchase from Krispy Kreme the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                              ----------------
                                                              NUMBER OF SHARES
UNDERWRITERS                                                  ----------------
Deutsche Bank Securities Inc................................
J.P. Morgan Securities Inc..................................
Dain Rauscher Incorporated..................................
BB&T Capital Markets/Scott & Stringfellow, Inc..............

                                                                 ---------
          Total.............................................     3,000,000
                                                                 =========

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to
dealers at a price that represents a           concession not in excess of
$          per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $ per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 450,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered hereby. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 3,000,000 shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is 7.0% of the initial public offering price. We have agreed to pay the underwriters the following fees, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                                      TOTAL FEES
                                                ------------------------------------------------------
                                                              WITHOUT EXERCISE OF   WITH FULL EXERCISE
                                                  FEE PER       OVER-ALLOTMENT      OF OVER-ALLOTMENT
                                                   SHARE            OPTION                OPTION
                                                -----------   -------------------   ------------------
Fees paid by Krispy Kreme.....................  $                 $                    $

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1.2 million.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.


Each of our officers and directors, and shareholders owning over 99% of our outstanding common stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any portion of our common stock held by these persons prior to this offering or common stock issuable upon exercise of options held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc., subject to limited exceptions. This consent may be given at any time without public notice.


The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position in our common stock for their own account. A short position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. Additionally, to cover these over-allotments or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.


At our request, the underwriters have reserved shares of common stock for sale to our officers, directors and management, Krispy Kreme franchisees and some of their management, current shareholders, persons having business relationships with us and friends who have expressed an interest in participating in this offering, through a directed share program. We expect these persons to purchase no more than 15% of the common stock offered in this offering. It is expected that select participants in the directed share program will enter into one-year lock-up agreements with Krispy Kreme. The number of shares available for sale to the general public will be reduced to the extent these persons purchase reserved shares.


We have applied to have the common stock quoted on the Nasdaq National Market under the symbol KREM.

It is expected that delivery of the shares will be made to investors on or about
          , 2000.

As described under "Use of Proceeds" in this prospectus, we intend to use a portion of the proceeds of this offering to repay borrowings under our existing loan agreement with our bank, Branch Banking and Trust Company. We estimate that this repayment will exceed 10% of the net proceeds we receive from this offering. BB&T Capital Markets, a division of Scott & Stringfellow, Inc., one of the representatives, is an affiliate of Branch Banking and Trust Company. In view of this relationship, this offering is being conducted in accordance with Conduct Rules 2710(c)(8) and 2720(c)(3) of the National Association of Securities Dealers, Inc., which provide that the offering price to the public may not be higher than that recommended by a qualified independent underwriter who has participated in the preparation of the registration statement and prospectus and has exercised the usual standards of due diligence with respect thereto. J.P. Morgan Securities Inc. has agreed to serve as the qualified independent underwriter, and the offering price to the public will not be higher than the price recommended by J.P. Morgan Securities Inc.

From time to time in the ordinary course of their respective businesses, some of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking and/or investment banking transactions with Krispy Kreme and its affiliates.

PRICING OF THIS OFFERING

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock has been determined by negotiation among us and the representatives of the underwriters. Among the primary factors considered in determining the public offering price were:

     - Prevailing market conditions

     - Our results of operations in recent periods

     - The present stage of our development

     - The market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business

     - Estimates of our business potential

                                 LEGAL MATTERS

Certain legal matters with respect to the validity of common stock offered hereby are being passed upon for us by Kilpatrick Stockton LLP, Atlanta, Georgia and Winston-Salem, North Carolina. Cahill Gordon & Reindel, New York, New York, is acting as counsel to the underwriters in connection with certain legal matters relating to the common stock offered hereby.

                                    EXPERTS

The financial statements of Krispy Kreme Doughnut Corporation as of January 31, 1999 and January 30, 2000 and for each of the three years in the period ended January 30, 2000 and the balance sheet of Krispy Kreme Doughnuts, Inc. as of January 30, 2000 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 that Krispy Kreme has filed with the SEC covering the shares of common stock that Krispy Kreme is offering. This prospectus does not contain all of the information presented in the registration statement, and you should refer to that registration statement with its exhibits for further information. Statements in this prospectus describing or summarizing any contract or other document are not complete, and you should review the copies of those documents filed as exhibits to the registration statement for more detail. You may read and copy the registration statement at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. For information on the operation of the Public Reference Room, call the SEC at 1-800-SEC-0330. You can also inspect our registration statement on the Internet at the SEC's web site, http://www.sec.gov.

After this offering, we will be required to file annual, quarterly, and current reports, proxy and information statements and other information with the SEC. You can review this information at the SEC's Public Reference Room or on the SEC's web site, as described above.

                       KRISPY KREME DOUGHNUT CORPORATION

                       INDEX TO THE FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Accountants...........................   F-2
Consolidated Balance Sheets.................................   F-3
Consolidated Statements of Operations.......................   F-4
Consolidated Statements of Shareholders' Equity.............   F-5
Consolidated Statements of Cash Flows.......................   F-6
Notes to Consolidated Financial Statements..................   F-7

                          KRISPY KREME DOUGHNUTS, INC.

                        INDEX TO THE FINANCIAL STATEMENT

                                                              PAGE
AUDITED BALANCE SHEET                                         ----
Report of Independent Accountants...........................  F-24
Balance Sheet...............................................  F-25
Notes to Balance Sheet......................................  F-25

                       KRISPY KREME DOUGHNUT CORPORATION

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Krispy Kreme Doughnut Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Krispy Kreme Doughnut Corporation and its subsidiaries (the Company) at January 31, 1999 and January 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended January 30, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP
Greensboro, North Carolina
March 6, 2000, except as to Note 18
  which is as of March 13, 2000

                       KRISPY KREME DOUGHNUT CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PAR VALUE AMOUNTS)


                                                             ---------------------------------------
                                                                                           PRO FORMA
                                                                                         JANUARY 30,
                                                             JANUARY 31,   JANUARY 30,          2000
                                                                    1999          2000     (NOTE 16)
                                                             -----------   -----------   -----------
                                                                                         (UNAUDITED)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents..................................    $ 4,313      $  3,183      $  3,183
Accounts receivable, less allowance for doubtful accounts
  of $975 (1999) and $1,324 (2000).........................     13,775        17,965        17,965
Accounts receivable, affiliates............................      1,297         1,608         1,608
Other receivables..........................................        535           794           794
Inventories................................................      9,886         9,979         9,979
Prepaid expenses...........................................      1,529         3,148         3,148
Income taxes refundable....................................         --           861           861
Deferred income taxes......................................      2,120         3,500         3,500
Assets held for sale.......................................        325            --            --
                                                               -------      --------      --------
          Total current assets.............................     33,780        41,038        41,038
Property and equipment, net................................     53,575        60,584        60,584
Deferred income taxes......................................      3,036         1,398         1,398
Other assets...............................................      2,921         1,938         1,938
                                                               -------      --------      --------
          Total assets.....................................    $93,312      $104,958      $104,958
                                                               =======      ========      ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable...........................................    $11,536      $ 13,106      $ 13,106
Dividends payable..........................................      1,518            --            --
Capital distribution to shareholders payable...............         --            --         7,005
Accrued salaries and wages.................................      2,446         3,256         3,256
Accrued restructuring expenses.............................      1,690         1,115         1,115
Accrued expenses...........................................      4,648         9,709         9,709
Current maturities of long-term debt.......................      2,400         2,400         2,400
Income taxes payable.......................................      1,155            --            --
                                                               -------      --------      --------
          Total current liabilities........................     25,393        29,586        36,591
                                                               -------      --------      --------
Compensation deferred (unpaid).............................        792           990           990
Long-term debt.............................................     18,620        20,502        20,502
Accrued restructuring expenses.............................      4,742         4,259         4,259
Other long-term obligations................................      1,518         1,866         1,866
                                                               -------      --------      --------
          Total long-term liabilities......................     25,672        27,617        27,617
SHAREHOLDERS' EQUITY -- SUBJECT TO REDEMPTION:
Common stock, $10 par value, 1,000 shares authorized;
  issued and outstanding -- 467 (1999 and 2000)............      4,670         4,670         4,670
Paid-in capital............................................     10,805        10,805        10,805
Notes receivable, employees................................     (2,099)       (2,547)       (2,547)
Retained earnings..........................................     28,871        34,827        27,822
                                                               -------      --------      --------
          Total shareholders' equity.......................     42,247        47,755        40,750
                                                               -------      --------      --------
          Total liabilities and shareholders' equity.......    $93,312      $104,958      $104,958
                                                               =======      ========      ========


The accompanying notes are an integral part of these consolidated financial statements.

                       KRISPY KREME DOUGHNUT CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             ---------------------------------------
                                                                           YEAR ENDED
                                                             ---------------------------------------
                                                             FEBRUARY 1,   JANUARY 31,   JANUARY 30,
                                                                    1998          1999          2000
                                                             -----------   -----------   -----------
Total revenues.............................................   $158,743      $180,880      $220,243
Operating expenses.........................................    140,207       159,941       190,003
General and administrative expenses........................      9,530        10,897        14,856
Depreciation and amortization expenses.....................      3,586         4,278         4,546
Provision for restructuring................................         --         9,466            --
                                                              --------      --------      --------
Income (loss) from operations..............................      5,420        (3,702)       10,838
Interest income............................................        179           181           293
Interest expense...........................................      1,603         1,507         1,525
(Gain) loss on sale of property and equipment..............       (529)          251            --
                                                              --------      --------      --------
Income (loss) before income taxes..........................      4,525        (5,279)        9,606
Provision (benefit) for income taxes.......................      1,811        (2,112)        3,650
                                                              --------      --------      --------
Net income (loss)..........................................   $  2,714      $ (3,167)     $  5,956
                                                              ========      ========      ========
Basic earnings (loss) per share............................   $   7.45      $  (7.68)     $  12.75
                                                              ========      ========      ========
Diluted earnings (loss) per share..........................   $   7.45      $  (7.68)     $  12.13
                                                              ========      ========      ========
Pro forma (Unaudited -- Note 7):
  Basic earnings (loss) per share..........................   $    .37      $   (.38)     $    .64
                                                              ========      ========      ========
  Diluted earnings (loss) per share........................   $    .37      $   (.38)     $    .61
                                                              ========      ========      ========
Supplemental (Unaudited -- Note 7):
  Basic earnings per share.................................                               $    .61
                                                                                          ========
  Diluted earnings per share...............................                               $    .58
                                                                                          ========

The accompanying notes are an integral part of these consolidated financial statements.

                       KRISPY KREME DOUGHNUT CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                              --------------------------------------------------------------------------------
                              COMMON   COMMON   PAID-IN       UNEARNED        NOTES   RETAINED   SHAREHOLDERS'
                              SHARES    STOCK   CAPITAL   COMPENSATION   RECEIVABLE   EARNINGS          EQUITY
                              ------   ------   -------   ------------   ----------   --------   -------------
Balance as of February 2,
  1997......................   364     $3,642   $ 1,102      $(181)       $   (68)    $32,022       $36,517
                               ---     ------   -------      -----        -------     -------       -------
Net income for the year
  ended February 1, 1998....    --        --         --         --             --       2,714         2,714
Cash dividends on common
  stock ($3.25 per share)...    --        --         --         --             --      (1,180)       (1,180)
Compensation expense
  associated with the
  restricted stock plan.....    --        --         --        181             --          --           181
Collections on notes
  receivable................    --        --         --         --             34          --            34
                               ---     ------   -------      -----        -------     -------       -------
Balance as of February 1,
  1998......................   364     $3,642   $ 1,102      $  --        $   (34)    $33,556       $38,266
                               ---     ------   -------      -----        -------     -------       -------
Net loss for the year ended
  January 31, 1999..........    --        --         --         --             --      (3,167)       (3,167)
Cash dividends on common
  stock ($3.25 per share)...    --        --         --         --             --      (1,518)       (1,518)
Collections on notes
  receivable................    --        --         --         --             34          --            34
Conversion of Long-Term
  Incentive Plan shares to
  common stock..............    59       590      5,522         --             --          --         6,112
Sale of common stock........    44       438      4,181         --             --          --         4,619
Issuance of notes
  receivable................    --        --         --         --         (2,099)         --        (2,099)
                               ---     ------   -------      -----        -------     -------       -------
Balance as of January 31,
  1999......................   467     $4,670   $10,805      $  --        $(2,099)    $28,871       $42,247
Net income for the year
  ended January 30, 2000....    --        --         --         --             --       5,956         5,956
Collections on notes
  receivable................    --        --         --         --            226          --           226
Issuance of notes
  receivable................    --        --         --         --           (674)         --          (674)
                               ---     ------   -------      -----        -------     -------       -------
Balance as of January 30,
  2000......................   467     $4,670   $10,805      $  --        $(2,547)    $34,827       $47,755
                               ===     ======   =======      =====        =======     =======       =======

The accompanying notes are an integral part of these consolidated financial statements.

                       KRISPY KREME DOUGHNUT CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                             ---------------------------------------
                                                                           YEAR ENDED
                                                             ---------------------------------------
                                                             FEBRUARY 1,   JANUARY 31,   JANUARY 30,
                                                                    1998          1999          2000
                                                             -----------   -----------   -----------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)..........................................    $ 2,714      $ (3,167)     $  5,956
Items not requiring (providing) cash:
  Depreciation and amortization............................      3,586         4,278         4,546
  Deferred income taxes....................................        392        (3,658)          258
  Loss (gain) on disposal of property and equipment, net...       (529)          251            --
  Compensation deferred....................................        661            --            --
  Provision for restructuring..............................         --         9,466          (127)
  Provision for store closings and impairment..............         --         2,336         1,139
  Other....................................................        795            --            --
Change in assets and liabilities:
  Receivables..............................................       (675)       (3,422)       (4,760)
  Inventories..............................................     (1,034)       (1,881)          (93)
  Prepaid expenses.........................................        281          (252)       (1,619)
  Income taxes, net........................................        697         1,397        (2,016)
  Accounts payable.........................................        618         4,584         1,570
  Accrued restructuring expenses...........................        (11)           --        (1,185)
  Accrued expenses.........................................        (77)        1,008         4,966
  Deferred compensation and other long-term obligations....       (291)          742           345
                                                               -------      --------      --------
          Net cash provided by operating activities........      7,127        11,682         8,980
                                                               -------      --------      --------
CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property and equipment.........................     (6,707)      (12,374)      (11,335)
Proceeds from disposal of property and equipment...........      1,740            --            --
Proceeds from disposal of assets held for sale.............      1,293            --           830
Increase in other assets...................................     (2,747)         (841)           --
Decrease in other assets...................................        525         1,389           479
                                                               -------      --------      --------
          Net cash used for investing activities:..........     (5,896)      (11,826)      (10,026)
                                                               -------      --------      --------
CASH FLOW FROM FINANCING ACTIVITIES:
Repayment of long-term debt................................     (2,400)       (2,400)       (2,400)
Net borrowings from revolving line of credit...............      3,083         2,550         4,282
Proceeds from stock offering...............................         --         4,619            --
Cash dividends paid........................................     (1,173)       (1,180)       (1,518)
Issuance of notes receivable...............................         --        (2,099)         (674)
Collection of notes receivable.............................         34            34           226
                                                               -------      --------      --------
          Net cash provided by (used for) financing
            activities:....................................       (456)        1,524           (84)
                                                               -------      --------      --------
Net increase (decrease) in cash and cash equivalents.......        775         1,380        (1,130)
Cash and cash equivalents at beginning of year.............      2,158         2,933         4,313
                                                               -------      --------      --------
Cash and cash equivalents at end of year...................    $ 2,933      $  4,313      $  3,183
                                                               =======      ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

                       KRISPY KREME DOUGHNUT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS. Krispy Kreme Doughnut Corporation and its subsidiaries (the Company) are engaged principally in the sale of doughnuts and related items through Company-owned stores. The Company also derives revenue from franchise and development fees and the collection of royalties from franchisees. Additionally, the Company sells doughnutmaking equipment and mix to Company-owned and franchised stores.

The significant accounting policies followed by the Company in preparing the accompanying financial statements are as follows:

BASIS OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

FISCAL YEAR. The Company's fiscal year is based on a fifty-two/fifty-three week year. The fiscal year ends on the Sunday closest to the last day in January. The years ended February 1, 1998, January 31, 1999 and January 30, 2000 contained 52 weeks.

CASH AND CASH EQUIVALENTS. The Company considers cash on hand, deposits in banks, and all highly liquid debt instruments with a maturity of three months or less at date of acquisition to be cash and cash equivalents.

INVENTORIES.  Inventories are recorded at the lower of average cost or market.

PROPERTY AND EQUIPMENT. Property and equipment are stated at cost less accumulated depreciation. Major renewals and betterments are charged to the property accounts while replacements, maintenance, and repairs which do not improve or extend the lives of the respective assets are expensed currently. Interest is capitalized on major capital expenditures during the period of construction.

Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives: Buildings -- 15 to 35 years; Equipment -- 3 to 15 years; Leasehold improvements -- lesser of useful lives of assets or lease term.

Assets acquired in the first half of the fiscal year are depreciated for a half year in the year of acquisition. Assets acquired in the second half of the fiscal year are not depreciated in the year of acquisition but are depreciated for a full year in the next fiscal year.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES. The Company uses the asset and liability method to account for income taxes, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases for assets and liabilities.

FAIR VALUE OF FINANCIAL INSTRUMENTS. Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure about the fair

                       KRISPY KREME DOUGHNUT CORPORATION
value of certain instruments. Cash, accounts receivable, accounts payable, accrued liabilities and variable rate debt are reflected in the financial statements at cost which approximates fair value because of the short-term maturity of these instruments.

ADVERTISING COSTS. All costs associated with advertising and promoting products are expensed in the period incurred.

STORE OPENING COSTS. Costs incurred to open either Company or franchise stores are expensed in the period incurred.

STORE CLOSING COSTS. When a decision is made to close a store, the Company records a charge to cover the estimated costs of the planned store closing including (1) the unrecoverable portion of the remaining lease payments on leased stores, (2) the write-down of store assets to reflect estimated realizable values (recorded as a reduction of the recorded asset on the Company's consolidated balance sheet), and (3) other costs associated with the store closing. Other closing costs and the current portion of lease liabilities are recorded in Accrued Expenses on the Company's consolidated balance sheet. The long-term portion of lease liabilities is recorded in Other Long-Term Obligations.

At the store closing date, the Company discontinues depreciation on all assets related to closed store properties. Disposition efforts on assets held for sale begin immediately following the store closing. Reductions in the amount accrued for store closings represent ongoing lease payments on remaining lease obligations.

REVENUE RECOGNITION. A summary of the revenue recognition policies for each segment of the Company (see Note 11) is as follows:

     - Company Store Operations revenue is derived from the sale of doughnuts and related items to on-premises and off-premises customers. Revenue is recognized at the time of sale for on-premises sales and at the time of delivery for off-premises sales.

     - Franchise Operations revenue is derived from: (1) development and franchise fees from the opening of new stores; and (2) royalties charged to franchisees based on sales. Development and franchise fees are charged for each new store and are recognized when the store is opened. The royalties recognized in each period are based on the sales in that period.

     - Support Operations revenue is derived from the sale of doughnut-making equipment and mix to Company-owned and franchised stores. Revenue is recognized at the time goods are shipped.

STOCK-BASED COMPENSATION. The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Under APB 25, the Company recognizes no compensation expense related to employee stock options, as no options are granted below the market price at the grant date.

SFAS No. 123, "Accounting for Stock-Based Compensation," requires the recognition of compensation expense based on the fair value of options on the grant date but allows companies to continue applying APB 25 if certain pro forma disclosures are made assuming hypothetical fair value method application. For additional information on the Company's stock options, including pro forma disclosures required by SFAS 123, refer to Note 10.

                       KRISPY KREME DOUGHNUT CORPORATION

CONCENTRATION OF CREDIT RISK. Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivable. Accounts receivable are primarily from grocery and convenience stores. The Company performs ongoing credit evaluations of its customers' financial condition. The Company has one customer that accounted for 10.2% of total revenues for fiscal 2000. The Company's two largest customers accounted for 17.9% of total revenues for the year. Accounts receivable for these two customers accounted for approximately 42.5% of net accounts receivable at January 30, 2000.

COMPREHENSIVE INCOME. SFAS No. 130, "Reporting Comprehensive Income," requires that certain items such as foreign currency translation adjustments, unrealized gains and losses on certain investments in debt and equity securities and minimum pension liability adjustments be presented as separate components of shareholders' equity. SFAS 130 defines these as items of other comprehensive income and as such must be reported in a financial statement that is displayed with the same prominence as other financial statements. At January 30, 2000, the Company does not have any items of other comprehensive income to report.

RECENT ACCOUNTING PRONOUNCEMENTS. In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," effective for years beginning after June 15, 2000, the Company's fiscal year 2002. SFAS 133 requires that all derivatives be recorded on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in the fair value of hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The adoption of SFAS 133 is not expected to have a material impact on the financial statements of the Company.

2. INVENTORIES

The components of inventories are as follows:

                                           ---------------------------------------------------------
                                           DISTRIBUTION    EQUIPMENT          MIX   COMPANY
                                                 CENTER   DEPARTMENT   DEPARTMENT    STORES    TOTAL
                                           ------------   ----------   ----------   -------   ------
                                                                (IN THOUSANDS)
JANUARY 31, 1999
Raw materials............................     $   --        $2,750        $412      $1,247    $4,409
Work in progress.........................         --            46          --          --        46
Finished goods...........................        724         1,281          22          --     2,027
Purchased merchandise....................      2,843            --          --         540     3,383
Manufacturing supplies...................         --            --          21          --        21
                                              ------        ------        ----      ------    ------
          Totals.........................     $3,567        $4,077        $455      $1,787    $9,886
                                              ======        ======        ====      ======    ======
JANUARY 30, 2000
Raw materials............................     $   --        $2,821        $444      $1,335    $4,600
Work in progress.........................         --            57          --          --        57
Finished goods...........................        321         1,298          39          --     1,658
Purchased merchandise....................      3,129            --          --         498     3,627
Manufacturing supplies...................         --            --          37          --        37
                                              ------        ------        ----      ------    ------
          Totals.........................     $3,450        $4,176        $520      $1,833    $9,979
                                              ======        ======        ====      ======    ======

                       KRISPY KREME DOUGHNUT CORPORATION

3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                              -------------------------
                                                              JANUARY 31,   JANUARY 30,
                                                                     1999          2000
                                                              -----------   -----------
                                                                   (IN THOUSANDS)
Land........................................................    $11,129       $11,144
Buildings...................................................     22,703        24,606
Machinery and equipment.....................................     40,237        47,701
Leasehold improvements......................................      8,262         9,627
Construction in progress....................................         22           165
                                                                -------       -------
                                                                 82,353        93,243
Less: accumulated depreciation..............................     28,778        32,659
                                                                -------       -------
          Property and equipment, net.......................    $53,575       $60,584
                                                                =======       =======

An analysis of the loss (gain) on disposal of property and equipment is as follows:

                                                             ---------------------------------------
                                                             FEBRUARY 1,   JANUARY 31,   JANUARY 30,
                                                                    1998          1999          2000
                                                             -----------   -----------   -----------
                                                                         (IN THOUSANDS)
Gain on sale of real estate................................     $(567)        $ --          $ --
Other, net.................................................        38          251            --
                                                                -----         ----          ----
                                                                $(529)        $251          $ --
                                                                =====         ====          ====

4. REVOLVING CREDIT AGREEMENT AND LONG-TERM DEBT

On December 29, 1999, the Company amended and restated its Loan Agreement (the Agreement) with a bank. The new agreement provides a $40 million revolving line of credit and a $12 million term loan. The Agreement, which is unsecured, expires on July 10, 2002.

REVOLVING LINE OF CREDIT. Under the terms of the Agreement, interest on the revolving line of credit is charged, at the Company's option, at either the lender's prime rate less 110 basis points or at the one-month Interbank Rate plus 100 basis points. There is no interest, fee or other charge for the unadvanced portion of the line of credit. As of January 30, 2000, the amount outstanding under the revolving line of credit was $19,302,000 and the interest rate was 6.823%.

A provision of the Agreement allows the Company to convert, prior to the expiration date of the Agreement, all or a portion of the outstanding principal balance of the revolving line of credit to a term loan for a period of 60, 84, or 120 months with interest at the Company's option of either a variable Prime Rate based method, a variable Interbank Rate based method, or a Swap Rate based method with a ceiling tied to the Prime Rate at the time of conversion. As of January 30, 2000, no amounts from the $40 million line of credit facility had been converted to a term loan.

TERM LOAN. Interest on the term loan is computed on the same basis as the revolving line of credit except that the floor and ceiling rates are 5.5% and 8.125%, respectively (6.823% at January 30, 2000). Repayment of this loan began on July 20, 1996, in the amount of monthly principal payments of $200,000 plus interest; the final payment is due on June 20, 2001. The Term Loan may be prepaid without penalty or premium at any time. As of January 31, 1999 and January 30, 2000, the outstanding principal balance of the term loan was $6,000,000 and $3,600,000, respectively and the interest rate was 6.064% and 6.823%, respectively.

                       KRISPY KREME DOUGHNUT CORPORATION

At January 30, 2000, the annual maturities of the principal amounts of the term loan and revolver were:

                                                              --------------
FISCAL YEAR ENDING IN                                                 AMOUNT
---------------------                                         --------------
                                                              (IN THOUSANDS)
2001........................................................     $ 2,400
2002........................................................      20,502
2003........................................................          --
2004........................................................          --
2005........................................................
                                                                 -------
                                                                 $22,902
                                                                 =======

The Agreement contains provisions that, among other requirements, restrict capital expenditures, require the maintenance of certain financial ratios and restrict the payment of dividends. At January 30, 2000, the Company was in compliance with each of these covenants.

Interest paid was $1,482,000 in fiscal 1998, $1,404,000 in fiscal 1999 and $1,421,000 in fiscal 2000.

The amended and restated Agreement which was entered into in December 1999 replaced a Loan Agreement with a bank which was scheduled to expire on July 10, 2002. The previous Loan Agreement was in the form of a $28 million line of credit facility and had term loan provisions similar to those described above for the amended and restated Agreement. The interest rate methods under the former Loan Agreement did not vary from those prescribed in the amended and restated Agreement.

At January 30, 2000, the Company had an outstanding letter of credit in the amount of $1,714,000 for insurance liability purposes, which reduces the Company's available line of credit.

5. LEASE COMMITMENTS

The Company conducts some of its operations from leased facilities and, additionally, leases certain equipment under operating leases. Generally, these have initial lease periods of 5 to 18 years and contain provisions for renewal options of 5 to 10 years.

At January 30, 2000, future minimum annual rental commitments under noncancelable operating leases are as follows:

                                                              --------------
FISCAL YEAR ENDING IN                                                 AMOUNT
---------------------                                         --------------
                                                              (IN THOUSANDS)
2001........................................................     $ 6,934
2002........................................................       6,529
2003........................................................       5,323
2004........................................................       3,321
2005........................................................       2,428
Thereafter..................................................       8,987
                                                                 -------
                                                                 $33,522
                                                                 =======

Rental expense, net of rental income, totaled $4,912,000 in fiscal 1998, $5,565,000 in fiscal 1999 and $6,220,000 in fiscal 2000.

                       KRISPY KREME DOUGHNUT CORPORATION

6. INCOME TAXES

The components of the provision for federal and state income taxes are summarized as follows:

                                                             ---------------------------------------
                                                                           YEAR ENDED
                                                             ---------------------------------------
                                                             FEBRUARY 1,   JANUARY 31,   JANUARY 30,
                                                                    1998          1999          2000
                                                             -----------   -----------   -----------
                                                                         (IN THOUSANDS)
Currently payable..........................................    $1,419        $ 1,546       $3,392
Deferred...................................................       392         (3,658)         258
                                                               ------        -------       ------
                                                               $1,811        $(2,112)      $3,650
                                                               ======        =======       ======

A reconciliation of the statutory federal income tax rate with the Company's effective rate is as follows:

                                                             ---------------------------------------
                                                                           YEAR ENDED
                                                             ---------------------------------------
                                                             FEBRUARY 1,   JANUARY 31,   JANUARY 30,
                                                                    1998          1999          2000
                                                             -----------   -----------   -----------
                                                                         (IN THOUSANDS)
Federal taxes at statutory rate............................    $1,539        $(1,795)      $3,266
State taxes, net of federal benefit........................       229           (440)         264
Other......................................................        43            123          120
                                                               ------        -------       ------
                                                               $1,811        $(2,112)      $3,650
                                                               ======        =======       ======

Income tax payments, net of refunds, were $670,000 in fiscal 1998, $239,000 in fiscal 1999 and $5,407,000 in fiscal 2000.

The net current and non-current components of deferred income taxes recognized in the balance sheet are as follows:

                                                              -------------------------
                                                              JANUARY 31,   JANUARY 30,
                                                                     1999          2000
                                                              -----------   -----------
                                                                   (IN THOUSANDS)
Net current assets..........................................    $2,120        $3,500
Net non-current assets......................................     3,036         1,398
                                                                ------        ------
                                                                $5,156        $4,898
                                                                ======        ======

                       KRISPY KREME DOUGHNUT CORPORATION

The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities are as follows:

                                                              -------------------------
                                                              JANUARY 31,   JANUARY 30,
                                                                     1999          2000
                                                              -----------   -----------
                                                                   (IN THOUSANDS)
ASSETS
Compensation deferred (unpaid)..............................    $  471        $  738
Accrued group insurance.....................................       209           352
Other long-term obligations.................................       418           509
Accrued insurance...........................................       341         1,097
Accrued restructuring expenses..............................     2,445         2,042
Accrued store closings and impairment expenses..............        --           452
Unearned revenue............................................       201           249
Accounts receivable.........................................       371           503
Inventory...................................................       229           236
Charitable contributions carryforward.......................       705           835
State NOL carryforwards.....................................       571           895
Other.......................................................       621           673
                                                                ------        ------
          Gross deferred tax assets.........................     6,582         8,581
                                                                ------        ------
LIABILITIES
Property and equipment......................................     1,174         3,343
Prepaid VEBA contribution...................................       133           232
Prepaid expenses............................................       119           108
                                                                ------        ------
          Gross deferred tax liabilities....................     1,426         3,683
                                                                ------        ------
          Net asset.........................................    $5,156        $4,898
                                                                ======        ======

The Company has recorded a deferred tax asset reflecting the benefit of future deductible amounts. Realization of this asset is dependent on generating sufficient future taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

7. EARNINGS PER SHARE


HISTORICAL: Basic earnings per share (EPS) is computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if stock options were exercised. The treasury stock method is used to calculate dilutive shares, which reduces the gross number of dilutive shares by the number of shares purchasable from the proceeds of the options assumed to be exercised.


PRO FORMA (UNAUDITED): On November 10, 1999, shareholders approved a corporate reorganization to create a holding company (Krispy Kreme Doughnuts, Inc.) to function as the publicly held parent of Krispy Kreme Doughnut Corporation and its subsidiaries. Krispy Kreme Doughnut Corporation and the holding company will enter into a plan of merger, expected to become effective just prior to the closing of the holding company's public offering of its common stock. As a result of the merger, the former shareholders of Krispy Kreme Doughnut Corporation

                       KRISPY KREME DOUGHNUT CORPORATION
will become shareholders of the holding company, with each of them receiving a number of holding company shares based on his or her percentage of ownership of the shares of Krispy Kreme Doughnut Corporation and a cash payment of $15.00 per share to be paid from the proceeds of the offering. This merger will result in Krispy Kreme Doughnut Corporation becoming a wholly-owned subsidiary of the holding company. Pro forma basic and diluted earnings per share is calculated in the same manner as historical earnings per share after giving effect to the merger exchange ratio of 20-for-1.


SUPPLEMENTAL (UNAUDITED): Supplemental earnings per share adjusts pro forma earnings per share to reflect the assumed issuance of 405,626 holding company common shares (based on the expected initial offering price of $19.00 per share) to fund the $7.0 million cash payment to shareholders.


The following table sets forth the computation of basic and diluted earnings per share:

                                                             ---------------------------------------
                                                                           YEAR ENDED
                                                             ---------------------------------------
                                                             FEBRUARY 1,   JANUARY 31,   JANUARY 30,
                                                                    1998          1999          2000
                                                             -----------   -----------   -----------
                                                              (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Numerator:
Net income (loss)..........................................   $   2,714     $  (3,167)   $    5,956
                                                              =========     =========    ==========
Denominator (Historical):
Denominator for basic earnings per share -- weighted
  average shares...........................................     364,221       412,459       467,011
Effect of dilutive securities:
Stock options..............................................          --            --        23,986
                                                              ---------     ---------    ----------
Denominator for historical diluted earnings per
  share -- adjusted weighted average shares................     364,221       412,459       490,997
                                                              =========     =========    ==========
Denominator (Pro forma):
Denominator for basic earnings per share -- weighted
  average shares...........................................   7,284,420     8,249,180     9,340,220
Effect of dilutive securities:
Stock options..............................................          --            --       479,720
                                                              ---------     ---------    ----------
Denominator for pro forma diluted earnings per
  share -- adjusted weighted average shares................   7,284,420     8,249,180     9,819,940
                                                              =========     =========    ==========
Denominator (Supplemental):
Denominator for pro forma basic earnings per
  share -- weighted average shares.........................                               9,340,220
Effect of issuance of shares to fund cash payment to
  shareholders.............................................                                 405,626
                                                                                         ----------
Denominator for basic earnings per share -- weighted
  average shares...........................................                               9,745,846
Effect of dilutive securities:
  Stock options............................................                                 479,720
                                                                                         ----------
Denominator for supplemental diluted earnings per share --
  adjusted weighted average shares.........................                              10,225,566
                                                                                         ==========

                       KRISPY KREME DOUGHNUT CORPORATION

There were no stock options outstanding in fiscal 1998. Due to the loss in fiscal 1999, the 91,550 stock options outstanding would have been antidilutive and were excluded from the calculation of diluted earnings per share.

8. EMPLOYEE BENEFITS PLANS

The Company has a 401(k) savings plan, which provides that employees may contribute a portion of their salary to the plan on a tax deferred basis. The Company matches one-half of the first 2% and one-fourth of the next 4% of salary contributed by each employee. The Company's matching contributions approximated $419,000 in fiscal 1998, $440,000 in fiscal 1999 and $501,000 in fiscal 2000.

Effective May 1, 1994, the Company established the Retirement Income Plan for Key Employees of Krispy Kreme Doughnut Corporation (the Plan), a nonqualified noncontributory defined benefit pension plan. The benefits are based on years of service and average final compensation during the employees' career. The Plan at all times shall be entirely unfunded as such term is defined for purposes of the Employee Retirement Income Security Act (ERISA). The actuarial cost method used in determining the net periodic pension cost is the projected unit credit method.

The following tables summarize the status of the Plan and the amounts recognized in the Balance Sheet:


                                                              ----------------------------
                                                              JANUARY 31,      JANUARY 30,
                                                                     1999             2000
                                                              -----------      -----------
                                                                 (IN THOUSANDS, EXCEPT
                                                                      PERCENTAGES)
CHANGE IN PROJECTED BENEFIT OBLIGATION
a. Projected benefit obligation at beginning of year........     $ 669           $   834
b. Service cost.............................................       152               180
c. Interest cost............................................        47                56
d. Actuarial (gain) loss....................................       (21)             (120)
e. Benefits paid............................................       (13)               --
f. Change in plan provisions................................        --                --
                                                                 -----           -------
g. Projected benefit obligation at end of year..............     $ 834           $   950
                                                                 =====           =======
CHANGE IN PLAN ASSETS
a. Fair value of plan assets at beginning of year...........     $  --           $    --
b. Actual return on plan assets.............................        --                --
c. Employer contributions...................................        13                --
d. Benefits paid............................................       (13)               --
                                                                 -----           -------
e. Fair value of plan assets at end of year.................     $  --           $    --
                                                                 =====           =======
NET AMOUNT RECOGNIZED
a. Funded status............................................     $(834)          $  (950)
b. Unrecognized transition obligation (asset)...............        --                --
c. Unrecognized prior service cost..........................        --                --
d. Unrecognized net loss....................................        32               (88)
e. Contributions from measurement date to fiscal year end...        --                --
f. Net amount recognized....................................      (802)           (1,038)

                       KRISPY KREME DOUGHNUT CORPORATION

                                                              ----------------------------
                                                              JANUARY 31,      JANUARY 30,
                                                                     1999             2000
                                                              -----------      -----------
                                                                 (IN THOUSANDS, EXCEPT
                                                                      PERCENTAGES)
WEIGHTED-AVERAGE ASSUMPTIONS
a. Weighted average assumed discount rate...................      6.75%             7.50%
b. Weighted average expected long-term rate of return on
  plan assets...............................................       N/A               N/A
c. Assumed rate of annual compensation increases............      5.00%             5.00%
NET PERIODIC PENSION COST
a. Service cost.............................................     $ 152           $   180
b. Interest cost............................................        47                56
c. Estimated return on plan assets..........................        --                --
d. Amortization of unrecognized transitional liability
  (asset)...................................................        --                --
e. Amortization of prior service cost.......................        --                --
f. Recognized net actuarial (gain) or loss..................        --                --
                                                                 -----           -------
g. Total....................................................     $ 199           $   236
                                                                 =====           =======
RECONCILIATION OF NET PENSION ASSET (LIABILITY) FOR FISCAL
  YEAR
a. Prepaid (accrued) pension cost as of end of prior year...     $(616)          $  (802)
b. Contributions during the fiscal year.....................        13                --
c. Net periodic pension cost for the fiscal year............       199               236
                                                                 -----           -------
d. Prepaid (accrued) pension cost as of fiscal year end.....     $(802)          $(1,038)
                                                                 =====           =======



Effective February 1, 1999, the Company established the Krispy Kreme Profit-Sharing Stock Ownership Plan. Under the terms of this qualified plan, the Company contributes a percentage of each employee's compensation, subject to Internal Revenue Service limits, to each eligible employee's account under the plan. The expense associated with this plan in fiscal 2000, based on a contribution of 7% of eligible compensation, was $2,647,000. Subject to the completion of an initial public offering (IPO) of the Company's common stock, the contribution for fiscal 2000 will be in the form of newly issued shares based on the initial price of the Company's common stock in the IPO. In the event there is not an IPO, the contribution will be made in cash. Employees become eligible for participation in the plan upon the completion of one year of service and vest ratably over five years.



The Company established a nonqualified "mirror" plan, effective February 1, 1999. Contributions to this nonqualified plan will be made under the same terms and conditions as the qualified plan, with respect to compensation earned by participants in excess of the maximum amount of compensation that may be taken into account under the qualified plan. The Company recorded compensation expense of $103,000 for amounts credited to certain employees under the nonqualified plan for fiscal 2000.


9. INCENTIVE COMPENSATION


The Company has an incentive compensation plan for officers, directors and management level employees. Incentive compensation amounted to $1,652,000 in fiscal 1998, $2,300,000 in fiscal 1999 and $3,146,000 in fiscal 2000.


In addition, in fiscal 1998, the Company had a Long-Term Incentive Plan (the
Plan). Under the provisions of the Plan, a participant could elect to defer, for a period of not less than five years,

                       KRISPY KREME DOUGHNUT CORPORATION
from 0% to 100% of the bonus earned under the provisions of the incentive compensation plan described above. The deferred amount was converted to performance units based on the appropriate value (book value) of the Company's common stock as defined in the Plan. Upon completion of the deferral period, each participant's account would be distributed in accordance with the participant's election. The performance units granted under the Plan were credited with dividends in a manner identical to the common stock of the Company. The amount payable to a participant at the time benefit payments are due was equal in amount to the number of performance units credited to a participant's account multiplied by the current book value of the Company's common stock as defined in the Plan. Effective with fiscal year-end 1997, the right to defer additional incentive compensation under the provisions of the plan was temporarily suspended. Long-term incentive compensation amounted to $480,000 in 1998.

In fiscal 1999, participants still employed by the Company were given the option to convert their performance units earned under the Plan to common shares of the Company's common stock, subject to certain restrictions. Shares received through the conversion are subject to the provisions of the Stock Purchase Agreement dated July 1, 1982, as amended by the Amendment to Stock Purchase Agreement dated March 19, 1998 and the Addition to the Amendment to the Stock Purchase Agreement dated April 21, 1998 along with any other agreements which may be approved by the holders of common shares prior to the conversion. These shares have no voting rights until the earlier of July 31, 2008, or an initial public offering of the Company's common stock. The number of performance units converted was 58,972 at a conversion rate of $103.64 per performance unit for a total of approximately $6,112,000 in common stock issued in connection with the conversion. Due to the Federal and State income tax consequences of the conversion incurred by each participant, the Company made a loan to each participant equal to their tax liability. These loans were executed via a 10-year promissory note (collateralized by the common stock) with a fixed interest rate of 6%. The amount of such loans outstanding at January 31, 1999 and January 30, 2000, was $2,099,000 and $2,547,000, respectively and has been recorded as a deduction from shareholders' equity.

In November 1993 and April 1994, the Board of Directors authorized the issuance of 12,645 and 2,500 respectively, restricted stock awards in substitution for stock options previously granted to certain directors and officers of the Company. All unexercised stock options were canceled in substitution for restricted stock awards. Restricted stock plan participants are not entitled to receive cash dividends and voting rights on their shares until the lapse of restrictions. The Company made loans to each of the participants for the purchase of the restricted shares. Vesting of such awards occurs equally over a four to six year period from the date of grant and is subject to future service requirements. The difference between cash paid by the employee for the awarded shares and the market value of the shares as of the award date was charged as unearned compensation and is amortized over the four to six year service period. The unamortized, unearned compensation value is shown as a reduction of shareholders' equity in the accompanying consolidated balance sheet. Compensation expense under the plan for fiscal 1998 was approximately $181,000 and for fiscal 1999 and 2000 was $0.

10. STOCK OPTION PLAN

During fiscal 1999, the Company established the Krispy Kreme Doughnut Corporation 1998 Stock Option Plan (the Plan). Under the terms of the Plan, 95,650 shares of common stock of the Company were reserved for issuance to employees and Directors of the Company. During fiscal

                       KRISPY KREME DOUGHNUT CORPORATION

2000, an additional 12,000 shares of common stock of the Company were reserved for issuance under the Plan. Grants may be in the form of either incentive stock options or nonqualified stock options. During fiscal 1999, 91,550 nonqualified options with a 10-year life were issued to employees and Directors at an exercise price of $103.64 per share, the fair market value of the common stock at the grant date. During fiscal 2000, no additional stock options were issued. Options granted to employees under the Plan vest ratably over a three-year period commencing on the second anniversary of the grant date. Options granted to Directors vest ratably over a three-year period commencing on the grant date.

Below is a summary of the Plan's activity:

                                            -----------------------------------------------------------
                                                      WEIGHTED AVERAGE       OPTIONS   WEIGHTED AVERAGE
                                            OPTIONS     EXERCISE PRICE   EXERCISABLE     EXERCISE PRICE
                                            -------   ----------------   -----------   ----------------
Balance, February 1, 1998.................      --             --              --               --
  Granted.................................  91,550        $103.64           4,550          $103.64
  Exercised...............................      --             --              --               --
  Canceled................................      --             --              --               --
                                            ------
Balance, January 31, 1999.................  91,550        $103.64           4,550          $103.64
  Granted.................................      --             --              --               --
  Exercised...............................      --             --              --               --
  Canceled................................     500        $103.64              --               --
                                            ------
Balance, January 30, 2000.................  91,050        $103.64           4,550          $103.64

The following table summarizes information for options outstanding and exercisable at January 30, 2000:

---------------------------------------------------------------------------------------------------------
                                 OPTIONS OUTSTANDING                                  OPTIONS EXERCISABLE
                                    WEIGHTED AVERAGE    WEIGHTED AVERAGE                 WEIGHTED AVERAGE
RANGE OF PRICES        NUMBER         REMAINING LIFE      EXERCISE PRICE    NUMBER         EXERCISE PRICE
---------------        ------    -------------------    ----------------    ------    -------------------
       $103.64         91,050         10 years              $103.64         4,550           $103.64

Pro Forma Fair Value Disclosures:


Had compensation expense for the Company's stock options been based on the fair value on the grant date under the methodology prescribed by SFAS 123, the Company's income from continuing operations and earnings per share for the three years ending January 30, 2000, would have been impacted as follows. (These amounts reflect the impact on historical earnings per share and do not reflect the merger exchange ratio of 20-for-1 or the assumed issuance of 405,626 holding company common shares as discussed in Note 7.):



                                                             ----------------------------------------
                                                             FEBRUARY 1,    JANUARY 31,   JANUARY 30,
                                                                    1998           1999          2000
                                                             -----------   ------------   -----------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE)
Reported net income (loss).................................    $2,714        $(3,167)       $5,956
Pro forma net income (loss)................................     2,714         (3,280)        5,843
Reported earnings per share -- Basic.......................      7.45          (7.68)        12.75
Pro forma earnings per share -- Basic......................      7.45          (7.95)        12.51
Reported earnings per share -- Diluted.....................      7.45          (7.68)        12.13
Pro forma earnings per share -- Diluted....................      7.45          (7.95)        11.90

                       KRISPY KREME DOUGHNUT CORPORATION

The fair value of options granted, which is amortized to expense over the option vesting period in determining the pro forma impact, is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                             ----------------------------------------
                                                             FEBRUARY 1,    JANUARY 31,   JANUARY 30,
                                                                    1998           1999          2000
                                                             -----------   ------------   -----------
Expected life of option....................................         --       7 years        7 years
Risk-free interest rate....................................         --          4.8%           4.8%
Expected volatility of stock...............................         --            --             --
Expected dividend yield....................................         --          3.1%           3.1%

The weighted average fair value of options granted during 1998, 1999 and 2000 is as follows:

                                                             ----------------------------------------
                                                             FEBRUARY 1,    JANUARY 31,   JANUARY 30,
                                                                    1998           1999          2000
                                                             -----------   ------------   -----------
Fair value of each option granted..........................         --       $   9.44            --
Total number of options granted............................         --         91,550            --
Total fair value of all options granted....................         --       $864,232            --

11. BUSINESS SEGMENT INFORMATION

The Company has three reportable business segments. The Company Store Operations segment is comprised of the operating activities of the stores owned by the Company. These stores sell doughnuts and complementary products through both on-premises and off-premises sales. The majority of the ingredients and materials used by Company Store Operations is purchased from the Support Operations business segment.

The Franchise Operations segment is comprised of the operating activities of the individual franchise business units which license qualified operators to conduct business under the Krispy Kreme name and also monitor the operations of these stores. Under the terms of the agreements, the licensed operators pay royalties and fees to the Company in return for the use of the Krispy Kreme name.

The Support Operations segment supplies mix, equipment and other items to both Company-owned and franchisee owned stores. All intercompany transactions between the Support Operations business segment and Company-owned stores are eliminated in consolidation.

Segment information for total assets and capital expenditures is not presented as such information is not used in measuring segment performance or allocating resources among segments.

                       KRISPY KREME DOUGHNUT CORPORATION

Segment operating income is income before general corporate expenses and income taxes.


                                                             ---------------------------------------
                                                                           YEAR ENDED
                                                             ---------------------------------------
                                                             FEBRUARY 1,   JANUARY 31,   JANUARY 30,
                                                                    1998          1999          2000
                                                             -----------   -----------   -----------
                                                                         (IN THOUSANDS)
REVENUES:
Company Store Operations...................................   $132,826      $145,251      $164,230
Franchise Operations.......................................      2,285         3,236         5,529
Support Operations.........................................     90,821       107,431       142,215
Intercompany sales eliminations............................    (67,189)      (75,038)      (91,731)
                                                              --------      --------      --------
          Total revenues...................................   $158,743      $180,880      $220,243
                                                              ========      ========      ========
OPERATING INCOME (LOSS):
Company Store Operations...................................   $ 13,244      $ 13,029      $ 18,246
Franchise Operations.......................................       (183)          448         1,445
Support Operations.........................................      2,835         4,307         7,182
Unallocated general and administrative expenses............    (10,476)      (12,020)      (16,035)
Provision for restructuring................................         --        (9,466)           --
                                                              --------      --------      --------
          Total operating income...........................   $  5,420      $ (3,702)     $ 10,838
                                                              ========      ========      ========
DEPRECIATION AND AMORTIZATION EXPENSES:
Company Store Operations...................................   $  2,339      $  2,873      $  3,059
Franchise Operations.......................................        100            57            72
Support Operations.........................................        201           225           236
Corporate administration...................................        946         1,123         1,179
                                                              --------      --------      --------
          Total depreciation and amortization expenses.....   $  3,586      $  4,278      $  4,546
                                                              ========      ========      ========


12. RELATED PARTY TRANSACTIONS

Total revenues includes $4,619,000 in fiscal 1998, $8,216,000 in fiscal 1999 and $12,721,000 in fiscal 2000 of sales to franchise doughnut stores owned by directors and an employee of the Company. Trade accounts receivable from these stores totaled $1,326,000 and $1,608,000 at January 31, 1999 and January 30, 2000, respectively. Total revenues also includes royalties from these stores of $361,000 in fiscal 1998, $569,000 in fiscal 1999 and $904,000 in fiscal 2000.
Additionally, from time to time the Company extends credit to customers in the form of notes receivable. Interest is generally charged at the Prime Rate plus 1% and terms range from 6 months to 10 years.

Certain members of the board of directors own 22 stores and are committed to open an additional 22 stores. Two officers of the Company are investors in groups that own three stores and are committed to open four additional stores.

In December 1994, the Company implemented the Kingsmill Plan to provide franchise opportunities to corporate management and directors. Under the terms of the Kingsmill Plan, the Company makes franchise opportunities available to members of corporate management and provides financial assistance in the form of collateral repurchase agreements and guarantees of bank loans. The Kingsmill Plan was suspended in fiscal 1999. The Company has also entered into collateral repurchase agreements and loan guarantees with officers and directors outside the Kingsmill Plan.

                       KRISPY KREME DOUGHNUT CORPORATION

The Company's contingent liability related to collateral repurchase agreements for officers and directors is $3,000,000 at January 31, 1999 and $2,456,000 at January 30, 2000. The Company has guaranteed bank loans of $425,000 and $2,100,000 at January 31, 1999 and January 30, 2000, respectively.

In January 1998, the Company sold a market to a shareholder. The gain recognized on this sale was approximately $267,000.

13. COMMITMENTS AND CONTINGENCIES

Under the terms of a stock purchase agreement dated July 1, 1984, the Company has agreed to purchase the outstanding stock of any deceased shareholder at a price equal to the book value of the stock as of the last day of the fiscal quarter immediately preceding death. The stock purchase agreement will terminate upon the closing of an initial public offering of the Company's stock.

In order to assist certain associate and franchise operators in obtaining third-party financing, the Company has entered into collateral repurchase agreements involving both Company stock and doughnut-making equipment. The Company's contingent liability related to these agreements is approximately $1,054,000 at January 31, 1999 and $999,000 at January 30, 2000. Additionally,
the Company has guaranteed certain loans to third-party financial institutions on behalf of associate and franchise operators. The Company's contingent liability related to these guarantees was approximately $1,982,000 at January 31, 1999 and $3,332,000 at January 30, 2000.

The Company is engaged in various legal proceedings incidental to its normal business activities. In the opinion of management, the outcome of these matters is not expected to have a material effect on the Company's consolidated financial statements.

Because the Company enters into long-term contracts with its suppliers, in the event that any of these relationships terminate unexpectedly, even where it has multiple suppliers for the same ingredient, the Company's ability to obtain adequate quantities of the same high quality ingredient at the same competitive price could be negatively impacted.

14. RESTRUCTURING

                                                              --------------------------------
                                                                    LEASE    ACCRUED     TOTAL
                                                              LIABILITIES   EXPENSES   ACCRUAL
                                                              -----------   --------   -------
                                                                       (IN THOUSANDS)
Balance at February 1, 1998.................................    $   205      $ 100     $   305
Additions...................................................      5,877        250       6,127
                                                                -------      -----     -------
Balance at January 31, 1999.................................      6,082        350       6,432
Additions...................................................        723         --         723
Reductions..................................................     (1,536)       (70)     (1,606)
Transfers...................................................       (487)       487          --
Adjustments.................................................         --       (175)       (175)
                                                                -------      -----     -------
Balance at January 30, 2000.................................    $ 4,782      $ 592     $ 5,374
                                                                =======      =====     =======

Fiscal 2000:

During fiscal 2000, the Company reassessed certain provisions of its restructuring accrual. The Company determined that it was under-accrued for losses associated with operating lease

                       KRISPY KREME DOUGHNUT CORPORATION
commitments related to double drive-through buildings by $723,000 and over-accrued for certain other exit costs by $175,000. In addition, land included in Assets Held for Sale with a book value of $325,000 was sold for $830,000 resulting in a credit to restructuring expense. Together, these adjustments resulted in a net increase in restructuring expense of $43,000 for the year ended January 30, 2000. This amount has been included in Operating Expenses of the Company Store Operations segment. Reductions in Lease Liabilities represent ongoing lease payments on remaining lease obligations. Reductions in Accrued Expenses represent the cost of moving two double drive-through buildings. Accrued property taxes of $487,000, originally recorded as Lease Liabilities, have been transferred to Accrued Expenses. Adjustments to the accrual represent the reduction of other exit costs.

Fiscal 1999:


On January 13, 1999, the Board of Directors of the Company approved a restructuring plan for assets and operations included in the Company Store Operations segment determined either to be inconsistent with the Company's strategy or whose carrying value may not be fully recoverable. Of the total restructuring and impairment charge of $9.5 million, $7.8 million related to the closing of five double drive-through stores and the write-down of five other inactive double drive-through stores and sites including provisions to write-down associated land, building and equipment costs to estimated net realizable value and to cover operating lease commitments associated with these stores. The Company has no plans to open any new double drive-through stores. An additional $700,000 relates to future lease payments on double drive-through buildings subleased to franchisees. Also included in the total charge is a $1.0 million write-down of a facility that produces fried pies and honey buns. These products are not expected to be a core part of the Company's strategy going forward. Of the total charge, $5.6 million represents a charge for future cash outflows for lease payments on land and buildings while $3.6 million represents the write-down of land and the write-off of buildings and equipment. The remaining $250,000 represents the accrual of costs to remove double drive-through buildings from their leased locations. Land held for sale is carried at the estimated net realizable value determined through review of current prices for comparable retail locations. After an income tax benefit of $3,786,000, this action reduced fiscal 1999 earnings by $5,680,000 or $13.77 per share on a historical basis.


15. STORE CLOSINGS AND IMPAIRMENT


                                                              --------------------
                                                                 LEASE LIABILITIES
                                                              AND ACCRUED EXPENSES
                                                              --------------------
                                                                 (IN THOUSANDS)
Balance at February 1, 1998.................................         $   --
Additions...................................................            283
                                                                     ------
Balance at January 31, 1999.................................            283
Additions...................................................          1,139
Reductions..................................................            (45)
                                                                     ------
Balance at January 30, 2000.................................         $1,377
                                                                     ======

                       KRISPY KREME DOUGHNUT CORPORATION

Fiscal 2000:

In the fourth quarter of fiscal 2000, the Company recorded a $1.1 million charge for the closing of two stores. These stores will be torn down in the second quarter of fiscal 2001 and new buildings constructed on the same sites. The accrual consists of the write-off of the net book value of buildings and leasehold improvements as well as equipment that will be abandoned. This charge has been recorded in Operating Expenses of the Company Store Operations segment.

Reductions in the accrual consist of ongoing lease payments on remaining lease obligations.

Fiscal 1999:

The Company recorded a charge of $2.3 million for store closings and impairment costs in fiscal 1999. The charge consists of $417,000 related to the write-off of unamortized leasehold improvements for two stores that were closed in the first quarter of fiscal 2000 and the accrual of $283,000 in remaining lease costs on a potential store site that will not be used. The remaining $1.6 million relates to the write-down of building and equipment of a facility that will remain open but whose carrying value was determined not to be fully recoverable. The fair market value of assets to be held and used was determined using a formula based on five times after-tax cash flow. This charge has been recorded in Operating Expenses of the Company Store Operations segment.

16. PRO FORMA BALANCE SHEET (UNAUDITED)

The pro forma balance sheet at January 30, 2000 reflects the accrual of the cash payment to shareholders to be paid from the proceeds of the offering as discussed in Note 7, "Pro Forma."

17. SUBSEQUENT EVENT

On January 31, 2000, the Company repurchased the New York City market from an area developer for approximately $6.9 million.

18. LITIGATION SUBSEQUENT EVENT


On March 9, 2000, a lawsuit was filed against the Company, a member of management and Golden Gate Doughnuts, LLC, a franchisee of the Company, in Superior Court in the state of California. The plaintiffs allege, among other things, breach of contract and seek compensation for injury as well as punitive damages. The Company believes that the allegations are without merit and that the outcome of the lawsuit will not have a material adverse effect on its consolidated financial statements. Accordingly, no accrual for loss (if any) has been provided in the accompanying consolidated financial statements.

                          KRISPY KREME DOUGHNUTS, INC.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Krispy Kreme Doughnuts, Inc.

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Krispy Kreme Doughnuts, Inc. (the Company) at January 30, 2000, in conformity with accounting principles generally accepted in the United States. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP
Greensboro, North Carolina
March 6, 2000, except as to Note 3
  which is as of March 13, 2000

                          KRISPY KREME DOUGHNUTS, INC.

                                 BALANCE SHEET

                                                              -----------
                                                              JANUARY 30,
                                                                     2000
                                                              -----------
ASSETS -- Cash..............................................       $1,000
                                                              ===========
SHAREHOLDER'S EQUITY........................................       $1,000
                                                              ===========

                             NOTES TO BALANCE SHEET

1. ORGANIZATION AND PURPOSE

Krispy Kreme Doughnuts, Inc. (the Company) was incorporated in North Carolina on December 2, 1999 as a wholly-owned subsidiary of Krispy Kreme Doughnut Corporation. Subject to a plan of merger approved by the shareholders on November 10, 1999, the shareholders of Krispy Kreme Doughnut Corporation will become shareholders of Krispy Kreme Doughnuts, Inc. Each shareholder will receive a number of shares of Krispy Kreme Doughnuts, Inc. based on his or her percentage ownership of the shares of Krispy Kreme Doughnut Corporation and a cash payment of $15.00 per share. As a result of this merger, Krispy Kreme Doughnut Corporation will become a wholly-owned subsidiary of Krispy Kreme Doughnuts, Inc. This plan of merger is expected to become effective just prior to the completion of a public offering of the Company's common stock.

2. SHAREHOLDER'S EQUITY

The Company is authorized to issue 10 million shares of no par value preferred stock and 100 million shares of no par value common stock. Krispy Kreme Doughnut Corporation has invested $1,000 in exchange for shares of the Company's common stock.

3. LITIGATION SUBSEQUENT EVENT


On March 9, 2000, a lawsuit was filed against the Company, a member of management and Golden Gate Doughnuts, LLC, a franchisee of Krispy Kreme Doughnut Corporation, in Superior Court in the state of California. The plaintiffs allege, among other things, breach of contract and seek compensation for injury as well as punitive damages. The Company believes that the allegations are without merit and that the outcome of the lawsuit will not have a material adverse effect on its balance sheet or the consolidated financial statements of Krispy Kreme Doughnut Corporation. Accordingly, no accrual for loss (if any) has been provided in the consolidated financial statements of Krispy Kreme Doughnut Corporation.

BACK COVER

[PICTURE, TEXT, AND LOGO]

[The back cover begins with the sentence, "IS IT ABOUT THE DOUGHNUT OR ABOUT THE EXPERIENCE?" Underneath the sentence is a picture of a young boy wearing a Krispy Kreme hat while he watches the doughnutmaking theatre.
Underneath the picture is the Krispy Kreme logo.]

You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in the prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares in any circumstances under which the offer or solicitation is unlawful.

                               TABLE OF CONTENTS

                                   Page
Prospectus Summary...............    1
Risk Factors.....................    5
Forward-Looking Statements.......   11
Use of Proceeds..................   12
Dividend Policy..................   13
Capitalization...................   14
Dilution.........................   15
Selected Financial Data..........   16
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations......   17
Business.........................   31
Management.......................   47
Principal Shareholders...........   56
Related Party Transactions.......   58
Description of Capital Stock.....   64
Shares Eligible for Future
  Sale...........................   68
Plan of Distribution.............   70
Legal Matters....................   72
Experts..........................   72
Where You Can Find More
  Information....................   73
Index to the Financial
  Statements.....................  F-1

Dealer Prospectus Delivery Obligation: Until                      , 2000 (25
days after the date of this prospectus), all dealers that buy, sell or trade in these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. Dealers are also obligated to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

(KRISPY KREME LOGO)

3,000,000 Shares
Common Stock

Deutsche Banc Alex. Brown
J.P. Morgan & Co.
Dain Rauscher Wessels
BB&T Capital Markets
Prospectus
               , 2000

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Set forth below is an estimate of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) payable by Krispy Kreme Doughnuts, Inc. ("Krispy Kreme" or the "Company") in connection with this offering.

                                                              ----------
Securities and Exchange Commission Registration Fee.........  $   19,734
National Association of Securities Dealers Inc. Registration
  Fee.......................................................       7,975
Nasdaq National Market Listing Fees.........................      95,000
Printing and Engraving Expenses.............................           *
Legal Fees and Expenses.....................................           *
Accounting Fees and Expenses................................           *
Transfer Agent Fees and Expenses............................           *
Miscellaneous...............................................           *
                                                              ----------
          Total.............................................  $1,200,000+
                                                              ==========

---------------

* To be filed by amendment
+ Estimate

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Krispy Kreme's Articles of Incorporation and Bylaws provide that our directors and officers shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director or officer to the fullest extent permitted by North Carolina law. Under Section 55-8-51 of the North Carolina Business Corporation Act, we may indemnify a present or former director if he conducted himself in good faith and reasonably believed, in the case of conduct in his official capacity, that his conduct was in Krispy Kreme's best interests. In all other cases, the director must have believed that his conduct was at least not opposed to our best interests. In the case of any criminal proceeding, the director must have had no reasonable cause to believe his conduct was unlawful. We may not indemnify a director in connection with a proceeding by or in the right of Krispy Kreme in which the director was adjudged liable to us or, in connection with any other proceeding, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Under North Carolina law, we may indemnify our officers to the same extent as our directors and to such further extent as is consistent with public policy. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Krispy Kreme pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Krispy Kreme maintains directors' and officers' liability insurance against any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty by any director or officer, excluding certain matters including fraudulent, dishonest or criminal acts or self-dealing.

The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of Krispy Kreme, its directors and executive officers and other persons for certain liabilities, including liabilities arising under the Securities Act of 1933.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

In connection with a corporate reorganization in the form of a merger conducted in conjunction with this offering, Krispy Kreme Doughnuts, Inc. will issue 20 shares of its common stock, no par value, in exchange for each outstanding share of the common stock, par value $10.00 per share, of Krispy Kreme Doughnut Corporation. Krispy Kreme Doughnuts, Inc. expects to issue a total of 9,340,220 shares of its common stock in this exchange. The issuance will be a private placement exempt from registration under Section 4(2) of the Securities Act. Pursuant to the reorganization, Krispy Kreme Doughnut Corporation will become a wholly-owned subsidiary of Krispy Kreme Doughnuts, Inc.

The shareholders of Krispy Kreme Doughnut Corporation approved this transaction at a special shareholders' meeting on November 10, 1999. It is anticipated that the reorganization will be effective concurrently with the effectiveness of this registration statement. The Agreement and Plan of Merger by and between Krispy Kreme Doughnut Corporation, Krispy Kreme Doughnuts, Inc. and KKDC Reorganization Corporation dated December 2, 1999 is filed with this registration statement as
Exhibit 2.1.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a. Exhibits


EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBIT
-------                           ----------------------
  1.1      --  Form of Underwriting Agreement
  2.1      --  Agreement and Plan of Merger among the Company, Krispy Kreme
               Doughnut Corporation and KKDC Reorganization Corporation
               dated December 2, 1999
  3.1      --  Articles of Incorporation of the Company
  3.2      --  Bylaws of the Company
  4.1+     --  Form of Certificate for Common Stock
  4.2+     --  Rights Agreement between the Company and Branch Banking and
               Trust Company, as Rights Agent, dated as of January 18, 2000
  5.1+     --  Opinion of Kilpatrick Stockton, LLP, as to the legality of the securities being registered
 10.1      --  Amended and Restated Loan Agreement, dated December 21,
               1998, between Krispy Kreme Doughnut Corporation and the
               subsidiaries thereof and Branch Banking and Trust Company
 10.2      --  Form of Associates License Agreement
 10.3      --  Form of Development Agreement
 10.4      --  Form of Franchise Agreement
 10.5      --  Letter Agreement, dated April 12, 1994, between Krispy Kreme
               Doughnut Corporation and Mr. Scott A. Livengood
 10.6      --  Letter Agreement, dated February 15, 1994, between Krispy
               Kreme Doughnut Corporation and Mr. Joseph A. McAleer, Jr.
 10.7      --  Guaranty of Payment Agreement, dated September 18, 1998, by
               Krispy Kreme Doughnut Corporation for the benefit of Beattie
               F. Armstrong and Beattie F. Armstrong, Inc.
 10.8      --  Collateral Repurchase Agreement, dated March 31, 1998 by and among Krispy Kreme Doughnut Corporation, the Bank of Blue
               Valley and Midwest Doughnuts, LLC

EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBIT
-------                           ----------------------
 10.9      --  Guaranty by Krispy Kreme Doughnut Corporation, dated
               December 31, 1998, in favor of the Bank of Blue Valley with respect to the obligations of Midwest Doughnuts, LLC
 10.10     --  Collateral Repurchase Agreement, dated January 30, 1998, by and among Krispy Kreme Doughnut Corporation, Mackk, L.L.C.
               and Branch Banking and Trust Company
 10.11     --  Collateral Repurchase Agreement, dated January 30, 1998, by and among Mr. Joseph A. McAleer, Jr., Mackk, L.L.C., Krispy
               Kreme Doughnut Corporation and Branch Banking and Trust
               Company
 10.12     --  Collateral Repurchase Agreement, dated January 2, 1998, by and among Mrs. Bonnie Silvey Vandegrift, Brevard Tennis and
               Athletic Club Incorporated, Krispy Kreme Doughnut
               Corporation and Branch Banking and Trust Company
 10.13     --  Collateral Repurchase Agreement, dated October 15, 1997, by and among Krispy Kreme Doughnut Corporation, Midwest
               Doughnuts, LLC, and the Bank of Blue Valley
 10.14+    --  Guaranty by Krispy Kreme Doughnut Corporation, dated October
               15, 1997, in favor of the Bank of Blue Valley with respect to the obligation of Midwest Doughnuts, LLC
 10.15     --  Collateral Repurchase Agreement, dated October 22, 1996, by and among Robert L. McCoy, Gulf Florida Doughnut
               Corporation, Krispy Kreme Doughnut Corporation and Branch
               Banking and Trust Company
 10.16     --  Collateral Repurchase Agreement, dated May 29, 1996, among
               Krispy Kreme Doughnut Corporation, Midwest Doughnuts, LLC
               and The First National Bank of Olathe
 10.17     --  Guaranty by Krispy Kreme Doughnut Corporation, dated May 29,
               1996, in favor of the First National Bank of Olathe with
               respect to the obligations of Midwest Doughnuts, LLC
 10.18     --  Collateral Repurchase Agreement, dated July 7, 1995 by and among Robert J. Simmons, Simac, Inc., Krispy Kreme Doughnut
               Corporation and First National Bank of Ohio
 10.19     --  Collateral Repurchase Agreement, dated February 25, 1994, by and among Mr. William J. Dorgan, Mrs. Patricia M. Dorgan,
               Krispy Kreme Doughnut Corporation and Branch Banking and
               Trust Company
 10.20     --  Promissory Note, dated March 13, 1997, of Midwest Doughnuts,
               LLC, Mr. Philip R.S. Waugh, Jr. and certain other parties
               payable to the order of Krispy Kreme Doughnut Corporation
 10.21+    --  Promissory Note, dated October 13, 1997, of Midwest
               Doughnuts, LLC, Mr. Philip R.S. Waugh, Jr. and certain other parties payable to the order of Krispy Kreme Doughnut
               Corporation
 10.22     --  Trademark License Agreement, dated May 27, 1996, between HDN
               Development -- Corporation and Krispy Kreme Corporation
 10.23     --  Stock Option Plan dated August 6, 1998
 10.24     --  Long-Term Incentive Plan dated January 30, 1993
 10.25     --  Form of Promissory Note relating to termination of Long-Term
               Incentive Plan
 10.26     --  Form of Restricted Stock Purchase Agreement
 10.27     --  Form of Promissory Note relating to restricted stock
               purchases
 10.28     --  Employment Agreement dated August 10, 1999 between Krispy
               Kreme Doughnut Corporation and John N. McAleer

EXHIBIT
NUMBER                            DESCRIPTION OF EXHIBIT
-------                           ----------------------
 10.29     --  Employment Agreement dated August 10, 1999 between Krispy
               Kreme Doughnut Corporation and Scott A. Livengood
 10.30     --  Employment Agreement dated August 10, 1999 between Krispy
               Kreme Doughnut Corporation and J. Paul Breitbach
 10.31     --  Kingsmill Plan
 21.1+     --  List of subsidiaries
 23.1+     --  Consent of Kilpatrick Stockton LLP (will be included in the opinion filed as Exhibit No. 5 to this Registration
               Statement)
 23.2+     --  Consent of PricewaterhouseCoopers LLP
 24.1      --  Powers of Attorney of certain officers and directors of the
               Company (included on the signature pages of this
               Registration Statement)
 27.1      --  Financial Data Schedule (for SEC use only)


---------------


+ Filed herewith.


b. Financial Statement Schedules

Schedule II -- Consolidated Valuation and Qualifying Accounts and Reserves of
               Krispy Kreme Doughnut Corporation

ITEM 17.  UNDERTAKINGS.

Krispy Kreme hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Krispy Kreme pursuant to the provisions of our Articles of Incorporation and Bylaws or otherwise, Krispy Kreme has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Krispy Kreme in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Krispy Kreme will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned undertakes that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Krispy Kreme pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, Krispy Kreme has duly caused this third pre-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, North Carolina, on March 30, 2000.


                                          KRISPY KREME DOUGHNUTS, INC.

                                          By:    /s/ SCOTT A. LIVENGOOD
                                            ------------------------------------
                                              Scott A. Livengood
                                              Chairman of the Board of
                                              Directors,
                                              President and Chief Executive
                                              Officer


Pursuant to the requirements of the Securities Act of 1933, this third pre-effective amendment to the registration statement has been signed on March 30, 2000, by the following persons in the capacities indicated.



SIGNATURE                                    POSITION
---------                                    --------

          /s/ SCOTT A. LIVENGOOD             Chairman of the Board of Directors,
-------------------------------------------  President and Chief Executive Officer
            Scott A. Livengood               (Principal Executive Officer)

*                                            Vice Chairman of the Board of Directors and
-------------------------------------------  Executive Vice President, Concept
John N. McAleer                              Development

           /s/ J. PAUL BREITBACH             Executive Vice President, Finance,
-------------------------------------------  Administration and Support Operations
             J. Paul Breitbach               (Principal Financial and Accounting
                                             Officer)

*                                            Director
-------------------------------------------
Frank E. Guthrie

*                                            Director
-------------------------------------------
William T. Lynch

*                                            Director
-------------------------------------------
Joseph A. McAleer, Jr.

*                                            Director
-------------------------------------------
Robert L. McCoy

*                                            Director
-------------------------------------------
Robert J. Simmons

*                                            Director
-------------------------------------------
Steven D. Smith

*                                            Director
-------------------------------------------
Robert L. Strickland

        *By: /s/ J. PAUL BREITBACH
-------------------------------------------
            as attorney-in-fact

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                         FINANCIAL STATEMENT SCHEDULES

To the Board of Directors of
Krispy Kreme Doughnut Corporation:

Our report on the consolidated financial statements of Krispy Kreme Doughnut Corporation and its subsidiaries is included herein. In connection with our audits of such financial statements, we have also audited the related financial statement schedule of Krispy Kreme Doughnut Corporation and subsidiaries.

In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

PRICEWATERHOUSECOOPERS LLP
Greensboro, North Carolina
March 6, 2000

                       KRISPY KREME DOUGHNUT CORPORATION

                          SCHEDULE II -- CONSOLIDATED
                            VALUATION AND QUALIFYING
                             ACCOUNTS AND RESERVES

                                              -----------------------------------------------------------------
                                                                         ADDITIONS
                                                            ADDITIONS      CHARGED
                                              BALANCE AT      CHARGED           TO                   BALANCE AT
                                               BEGINNING           TO        OTHER                          END
RESERVE FOR DOUBTFUL ACCOUNTS                  OF PERIOD   OPERATIONS     ACCOUNTS   DEDUCTIONS(1)    OF PERIOD
-----------------------------                 ----------   ----------   ----------   -------------   ----------
For the year ended February 1, 1998.........   $292,919    $ 180,573    $      --     $  100,104     $  373,388
                                               ========    ==========   ==========    ==========     ==========
For the year ended January 31, 1999.........   $373,388    $2,101,099   $      --     $1,499,487     $  975,000
                                               ========    ==========   ==========    ==========     ==========
For the year ended January 30, 2000.........   $975,000    $ 832,506    $      --     $  483,644     $1,323,862
                                               ========    ==========   ==========    ==========     ==========

---------------

(1) Amounts represent write-off of uncollectible receivable balances.